As filed with the Securities and Exchange Commission on October 1, 2002

File No. ______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

24-10029

02059213

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ALTRUST FINANCIAL SERVICES, INC.

(Exact name of issuer as specified in its charter)

Alabama

(State or other jurisdiction of incorporation or organization)

SEC MAIL PROCESSING SECTION RECEIVED OCT 01 2002 WASH. D.C. 154

811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
(256) 737-7000

(Address, including zip code, and telephone number, including area code, of the issuer's principal executive offices)

J. Robin Cummings
President and Chief Executive Officer
Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
(256) 737-7000

(Name, address, including zip code and telephone number, including area code, of agent for service)

PROCESSED OCT 03 2002 THOMSON FINANCIAL

6711	**63-0923450**
(Primary Standard Industrial Classification Code Number)	*(I.R.S. employer identification number)*

With Copies to:

Ralph F. MacDonald, III
S. Joel Cartee
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Phone: (404) 881-7000
Facsimile: (404) 881-4777

PART I

NOTIFICATION

Item 1. Significant Parties

(a) *The issuer's directors:*

Name	Business Address	Residential Address
J. Robin Cummings	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
Whit Drake	AmSouth/Herbert Plaza 1901 Sixth Ave. North, Suite 1400 Birmingham, Alabama 35203	7719 Kenmore Place Vestavia Hills, Alabama 35242
N. Jasper Estes	Not Applicable	729 Signal Point Road Guntersville, Alabama 35976
Alan Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	240 County Road 1500 Cullman, Alabama 35058
Terry Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 111 Baileyton, Alabama 35019
Tim Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 10 Baileyton, Alabama 35019
Brian Witcher	316 3rd Street, SW Cullman, Alabama 35055	175 County Road 293 Cullman, Alabama

(b) *The issuer's officers:*

Name	Business Address	Residential Address
J. Robin Cummings Chief Executive Officer and President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
H.D. Lawler Chief Operations Officer	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	88 Edgewood Road Cleveland, Alabama 35049
Lionel Powell Chief Financial Officer	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	851 Scenic Drive N.E. Cullman, Alabama 35055
Steve Stanford Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	909 Avenue D, S.E Cullman, Alabama 35055
Kenneth Weldon Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1170 Country Road 1352 Vinemont, Alabama 35179

(c) *The issuer's general partners:*

Not applicable

(d) Record owners of five percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Altrust Financial Services, Inc. Savings & ESOP Trust	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
U.V. and Merle Haynes	Not applicable	6360 Highway 69 North Cullman, Alabama 35055

(e) Beneficial owners of five percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Altrust Financial Services, Inc. Savings & ESOP Trust	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
U.V. and Merle Haynes	Not applicable	6360 Highway 69 North Cullman, Alabama 35055
J. Robin Cummings	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
Tom Drake	P.O. Box 1165 Cullman, Alabama 35056	1440 County Road 1371 Vinemont, Alabama 35179
Alan Walker	P.O. Box 10 Baileyton, Alabama 35019	240 County Road 1500 Cullman, Alabama 35058
Terry Walker	P.O. Box 10 Baileyton, Alabama 35019	P.O. Box 111 Baileyton, Alabama 35019
Tim Walker	P.O. Box 10 Baileyton, Alabama 35019	P.O. Box 10 Baileyton, Alabama 35019
Kenneth Weldon	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1170 Country Road 1352 Vinemont, Alabama 35179

(f) Promoters of the issuer:

Not applicable

(g) Affiliates of the Issuer

Name	Business Address	Residential Address
Peoples Bank of North Alabama	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
Southern Insurance of Cullman, Inc	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable

(h) *Counsei to the issuer with respect to the proposed offering:*

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Attn: Ralph F. MacDonald III
Facsimile No. (404) 253-8272

(i) *Each underwriter with respect to the proposed offering:*

Not applicable

(j) *The underwriter's directors:*

Not applicable

(k) *The underwriter's officers:*

Not applicable

(l) *The underwriter's general partners:*

Not applicable

(m) *Counsel to the underwriter:*

Not applicable

Item 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

(b) Not applicable

Item 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of Altrust Financial Services, Inc.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities are being offered directly by officers and directors of the issuer and not by underwriters, dealers or salespersons. No director, officer or employee of the issuer will receive renumeration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

(b) The issuer will offer the securities solely through the efforts of the issuer's officers and directors solely to existing shareholders residing in the State of Alabama.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) On April 19, 2002, Altrust Financial Services, Inc. sold 889,547 shares of its Common Stock, $0.01 par value, at an offering price of $7.75 per share, for an aggregate offering price of $6,893,989 to the following persons in the amounts stated:

Investor and Relationship with Issuer (if any)	Number of Shares of Common Stock Purchased
Donald Clay	32,260
Terry Clemmons	30,000
Tim Compton Former Executive Officer of Peoples Bank	3,225
Sara Cook	12,904
Larry Cooke	10,000
Robin Cummings Chief Executive Officer and Director of Altrust and Peoples Bank	45,162
Chris Drake Family Member of Director	3,600
Tom Drake Director of Peoples Bank	35,112
Whit Drake Director of Altrust and Peoples Bank	24,800
Jasper Estes Director of Altrust and Peoples Bank	19,356
Betty Fisher	14,000
Mack Gavitt	26,000
Billy Gilley	12,554
Terry Gilley	350
U.V. Haynes Beneficial Owner of Five Percent or more of Issuer's Securities	35,808
Connie Holcomb	6,712
Ed Holcomb	43,288
Candace Hooten Senior Vice President of Peoples Bank	6,600
Bill Jacka	10,000
Ray Lindsey Senior Vice President of Peoples Bank	12,903
Alan Neill	6,452
Darlene Norris	1,400
Robert Norris	11,500
Dwight Scott Director of Peoples Bank	17,080
Louise Scott Family Member of Director	4,972
Laudine Shaw Family Member of Director	8,656
Roy Shaw Director of Peoples Bank	11,700
Jerry Smith	6,452
Bill Waddell	12,904
Alan Walker Director of Altrust and Peoples Bank	118,227
Amy Walker Family Member of Director	5,000
Terry Walker Director of Altrust and Peoples Bank	110,159
Teresa Walker Family Member of Director	1,672
Tim Walker	107,527

Director of Altrust and Peoples Bank	
Kenneth Weldon	2,500
Executive Officer of Peoples Bank	
John Whitten	12,904
Billy Williams	12,904
Brian Witcher	32,904
Director of Peoples Bank	
Doug Witcher	20,000
Family Member of Director	

(b) Not applicable

(c) The shares above were sold in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The purchasers of the securities, all of whom were believed to be accredited investors, delivered investment representations to Altrust Financial Services, Inc. and consented to the imposition of transfer restrictions on the securities, including restrictive legends on the certificates representing such shares.

Item 6. Other Present or Proposed Offerings

The issuer and its affiliates are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A, other than in the normal course of business pursuant to the issuer's ESOP and director and employee stock option plans.

Item 7. Marketing Arrangements

(a) Neither Altrust Financial Services, Inc. nor any person named pursuant to Item 1 knows of any arrangements made for any of the following purposes:

1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.
2. To stabilize the market for any of the securities to be offered.
3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable

Item 8. Relationship with Issuer of Experts Named In Offering Statement

No expert named in this Offering Statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis, or, at the time of such preparation or certification or at any time thereafter, had a material interest in Altrust Financial Services, Inc., or any of its parents or subsidiaries or was connected with Altrust Financial Services, Inc. or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of Solicitation of Interest Document

No written document or broadcast script was used by the issuer prior to the filing of this Notification.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

ALTRUST FINANCIAL SERVICES, INC.
Cullman, Alabama

Up to $5,000,000 of Common Stock

Altrust Financial Services, Inc. is offering up to $5,000,000 of its common stock at a price of $7.75 per share. This offering will terminate 60 days after the date of this offering circular, unless sooner terminated, although we may, in our discretion, terminate or extend this offering. We will sell our common stock in this offering solely through the efforts of our directors and officers.

There currently is no active public market for our common stock. The market price of our common stock after this offering may be higher or lower than the offering price. No underwriters are involved in this offering, and we presently do not intend to apply for listing of our common stock on any securities exchange or for trading on Nasdaq. No minimum number of shares is required to be sold and no subscription proceeds will be held in escrow. Shares will be issued promptly after we accept subscriptions.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of this offering circular.

	Offering Price	Estimated Expenses(2)	Proceeds to Altrust
Per Share (1)	$ 7.75	$ 0.2186	$ 7.5314
Total	$ 5,000,000	$ 141,000	$ 4,859,000

(1) Per share data assumes that we sell the maximum number of shares of our common stock offered by this offering circular.

(2) Offers and sales of our common stock will be made on behalf of Altrust by our directors and executive officers. These directors and executive officers will not receive special compensation, commissions, or other monies for these activities, but may be reimbursed for reasonable out-of-pocket expenses. This includes estimated legal, accounting, printing, and postage costs related to this offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR THE COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE COMMON STOCK IS NOT A DEPOSIT OR AN OBLIGATION OF ANY DEPOSITORY INSTITUTION, AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY OUR COMMON STOCK EXCEPT TO EXISTING SHAREHOLDERS OF THE COMPANY WHO ARE BONA FIDE RESIDENTS OF THE STATE OF ALABAMA.

______________, 2002

TABLE OF CONTENTS

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this offering circular is accurate only as of the date on the front cover of this offering circular or the dates given in this offering circular. Our business, financial condition, results of operations, and prospects may have changed since those dates.

In this offering circular, "Altrust," "we," "us," and "our" refer to Altrust Financial Services, Inc. and its subsidiaries. "Peoples Bank" refers to Peoples Bank of North Alabama, a wholly owned subsidiary of Altrust.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this offering circular are forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to future events or our future financial performance and may involve known or unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements using the words such as "may," "will," "anticipate," "should," "would," "believe," "assure," "contemplate," "expect," "estimate," "continue," "intend," "project," "design," "plan," "seek," or other similar words and expressions of the future.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, but not limited to, the following:

- the effects of future economic conditions;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- interest rate and credit risks;
- the effects of existing and future competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone, computer and the Internet;
- the failure of assumptions underlying the establishment of reserves for possible loan losses;
- the costs, time and operational difficulties of integrating and managing the branches purchased from Community Bank and retaining the customers of such branches, and our related expansion into new market areas; and
- our ability to attract and retain qualified personnel.

All written or oral forward looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. Our actual results may differ significantly from the results we discuss in these forward-looking statements.

SUMMARY

The following is a brief summary of selected contents of this offering circular. It does not contain all the information that may be important to you. We urge you to read this entire offering circular, including our financial statements and the notes to these statements, before making an investment decision. You should also carefully consider the information set forth under "Risk Factors."

Our Company

Altrust Financial Services, Inc. is an Alabama corporation, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and which is a financial holding company under the Gramm-Leach-Bliley Act of 1999.

We conduct nearly all of our business through our wholly owned subsidiary, Peoples Bank of North Alabama. Peoples Bank is an Alabama commercial bank that commenced operations in September 1977 through its predecessors.

As of June 30, 2002, following our acquisition of six Marshall County branches and their customers, we had total consolidated assets of approximately $289.9 million, consolidated deposits of approximately $246.1 million, total consolidated liabilities (including deposits) of approximately $258.3 million, and consolidated shareholders' equity of approximately $31.6 million. Our net income for the second quarter of 2002 was approximately $1.37 million.

Our Banking Business

We offer a broad range of retail and commercial banking and financial services, principally through Peoples Bank. Peoples Bank primarily targets individuals and small- to medium-sized businesses located in our North Alabama market area. Peoples Bank's principal activities consist of the taking of demand and time deposits and the making of secured and unsecured consumer and commercial loans.

Peoples Bank is a member of the FDIC, and its deposits are insured by the FDIC.

Our Market Area and Strategy

Our primary market area is Cullman County, and nearby areas of Blount, Marshall and Morgan Counties, Alabama as well the northern portion of Jefferson County, Alabama. We plan to continue to open or acquire additional branches in smaller towns in these North Alabama counties. These communities are principally served by branches of large regional and national financial institutions headquartered outside of the area. As a result, we believe these markets need a locally-owned and operated commercial bank managed by people in and from the communities it serves.

We offer personalized and flexible banking services to the communities in our market area and are able to react quickly to changes in those communities. We also offer products tailored to the specific needs of our communities. As a financial holding company, we can offer a wide variety of services. Although we have not engaged in any financial holding company activities to date, we intend to review the possibilities of selling additional types of insurance, investment products, appraisal services, tax services and other non-traditional products that complement our existing services.

Our Board of Directors and Management

Altrust's directors are J. Robin Cummings, Whit Drake, Brian Witcher, N. Jasper Estes, Alan Walker, Terry Walker and Tim Walker. The directors of Peoples Bank are J. Robin Cummings, Roy Shaw, Tom Drake, Dwight Scott, Whit Drake, Brian Witcher, N. Jasper Estes, Alan Walker, Terry Walker and Tim Walker. Collectively, our directors have more than 130 years of banking experience. Our directors represent local business persons and banking professionals, each having strong ties and familiarity with the communities in which we operate.

Our management team is J. Robin Cummings (President, Chief Executive Officer and Chairman of the Board of Altrust), Lionel Powell (Chief Financial Officer of Peoples Bank), H.D. Lawler (Chief Operations Officer of Peoples Bank), Steve Stanford (Executive Vice President of Peoples Bank) and Kenneth Weldon (Executive Vice-President of Peoples Bank). Collectively, our management team has more than 65 years of banking experience.

Our Principal Executive Offices

Our principal executive offices are located at 811 2nd Avenue S.W., Cullman, Alabama 35055-4222, and our telephone number is (256) 737-7000.

Recent Developments

On February 25, 2002, we entered into an agreement with Community Bank, Blountsville, Alabama to purchase six bank branches and the related assets and deposits located in Marshall County, Alabama. We completed this transaction on May 31, 2002. For additional information on this acquisition, see "Our Company - Recent Developments."

In order to finance the acquisition of the Marshall County branches described above, we completed a private placement sale of 889,547 shares of our common stock at a price of $7.75 per share on April 19, 2002. This private placement resulted in net proceeds to Altrust of approximately $6.768 million.

Information About This Offering

The following information:

- is based on the number of shares of our common stock outstanding as of July 31, 2002;
- assumes that we offer and sell all of our common stock offered at a price of $7.75 per share; and
- excludes 230,000 options for shares granted for issuance under our stock option plans, of which 110,000 shares were issuable upon the exercise of options outstanding as of July 31, 2002 at a weighted average exercise price of $4.53 per share.

Our Use of the Proceeds from This Offering

We expect our estimated net proceeds from this offering, after deducting estimated offering expenses of approximately $141,000, to be approximately $4.859 million.

We intend to use the net proceeds from the sale of our common stock for general corporate purposes, including, but not limited to, capital contributions to our bank to support future growth and maintain working capital, and possible acquisitions of additional bank branches and other financial services businesses.

Our Plan of Distribution

No underwriters are involved in this offering. Our directors and officers will assist us in offering and selling our common stock. Our directors and officers will not receive any commissions for these activities, but we may reimburse their reasonable out-of-pocket expenses. See "Information About This Offering."

How to Purchase Shares

This offering will terminate 60 days after the date of this offering circular, unless sooner terminated, although we may extend, in our discretion, the offering for up to three periods of 30 days each. If you would like to purchase shares in this offering, then prior to the termination date you must complete the subscription agreement that accompanies this offering circular and deliver it to us together with a check to cover the purchase price of your shares. We will not be using an escrow agent for the proceeds of this offering.

Our Common Stock

At July 31, 2002, we had approximately 4,866,511 shares outstanding. Assuming that we sell all of the approximately 645,161 shares of our common stock offered by this offering circular, we will have 5,511,672 shares of our common stock outstanding after this offering. No active public market currently exists for our common stock, and none is expected to develop after this offering.

SUMMARY FINANCIAL DATA

The following table shows our summary financial data, which you should read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and other financial data in this offering circular or otherwise incorporated herein. The data as of and for the six months ended June 30, 2001 and 2002 is unaudited. The financial data as of and for the six months ended June 30, 2002 includes the assets and liabilities of the Marshall County branches purchased on May 31, 2002 and the results of operations reflect the operations of those branches by us since May 31, 2002. You should not rely on our interim results as being indicative of results of operations for any year or other interim period.

	For the Year Ended December 31,					For the Six Months Ended June 30,	
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)						
Earnings							
Interest income	$10,426	$12,483	$13,730	$15,391	$16,229	$8,263	$7,206
Interest expense	3,893	5,151	5,580	6,923	6,643	3,681	2,165
Net interest income	6,533	7,332	8,150	8,468	9,586	4,582	5,041
Provision for loan losses	273	458	295	353	740	407	878
Net interest income after provision for loan losses	6,260	6,874	7,855	8,115	8,846	4,175	4,163
Non-interest income	2,187	2,509	2,539	2,546	2,954	1,499	1,675
Non-interest expenses	4,298	5,122	5,579	6,399	7,120	3,401	3,718
Net income before income taxes	4,149	4,261	4,815	4,262	4,680	2,273	2,120
Applicable income taxes	1,462	1,502	1,669	1,619	1,645	799	752
Net income	$2,687	$2,759	$3,146	$2,643	$3,035	$1,474	$1,368
Per Share Data (1)							
Net income – basic earnings	$0.71	$0.72	$0.80	$0.67	$0.77	$0.38	$0.32
Net income – diluted earnings	0.69	0.69	0.77	0.63	0.72	0.35	0.30
Shareholders' equity (book value)	4.45	4.96	4.46	5.26	5.84	5.41	6.50
Cash dividends	-	0.25	-	-	0.50	0.50	-
Weighted average number of shares outstanding	3,795,330	3,846,980	3,945,526	3,959,866	3,965,694	3,965,480	4,322,313
Selected Average Balances							
Total assets	$130,816	$162,211	$174,280	$187,303	$201,468	$200,610	$218,014
Loans, net	102,992	126,114	135,816	149,062	151,334	155,102	151,945
Total deposits	104,884	137,518	136,294	146,310	172,270	166,977	185,975
Shareholders' equity	16,468	18,756	16,477	19,709	22,057	21,171	25,563
Selected Period-End Balances							
Total assets	$131,849	$164,609	$179,146	$193,043	$201,820	$202,616	$289,887
Loans, net	102,475	130,083	140,809	152,081	145,380	152,199	191,986
Allowance for loan losses	821	1,100	1,206	1,324	1,739	1,534	2,430
Total deposits	105,234	135,873	129,326	154,968	172,471	172,584	246,119
Other borrowings	8,413	8,085	29,965	14,553	3,881	6,173	6,581
Shareholders' equity	16,998	19,123	17,643	20,867	23,158	21,475	31,599
Financial ratios:							
Return on average assets(2)	2.05%	1.70%	1.81%	1.41%	1.51%	1.47%	1.25%
Return on average equity(2)	16.32%	14.71%	19.09%	13.41%	13.76%	13.92%	10.70%
Average earning assets to average total assets	89.83%	90.39%	91.06%	90.37%	89.81%	90.81%	85.77%
Average loans to average deposits	98.20%	91.71%	99.65%	101.88%	87.85%	92.89%	81.70%
Average equity to average total assets	12.59%	11.56%	9.45%	10.52%	10.95%	10.55%	11.73%
Net interest margin(2)	5.56%	5.00%	5.14%	5.01%	5.30%	5.03%	5.39%
Net charge offs to average loans	0.11%	0.14%	0.14%	0.16%	0.22%	0.13%	0.12%

(1) Per share data is restated to reflect stock splits in 1996 and 2000.
(2) Return on average assets, average equity and net interest margin for the six-month periods ended June 30, 2002 and 2001 are reflected on an annualized basis.

Pro Forma Selected Financial Data

As of May 31, 2002, Peoples Bank of North Alabama (wholly owned subsidiary bank of Altrust Financial Services, Inc.) purchased assets and assumed liabilities of six branches located in Marshall County, Alabama from Community Bank, Blountsville, Alabama.

The following unaudited pro forma statements of operations for the six months ended June 30, 2002 and the year ended December 31, 2001 have been derived from the unaudited consolidated financial statements of Altrust Financial Services, Inc. for the six months ended June 30, 2002, the audited consolidated financial statements of Altrust Financial Services, Inc. for the year ended December 31, 2001, and the unaudited internal financial statements of the six Community Bank branches in Marshall County, Alabama for the five month period ended May 31, 2002 and for the year ended December 31, 2001. The following unaudited pro forma financial statements have also been adjusted to give effect to Altrust's purchase of the six Marshall County, Alabama branches of Community Bank as if this acquisition had occurred on January 1, 2001. This branch purchase will be accounted for using the purchase method of accounting.

The unaudited internal financial statements of the six branches were provided by Community Bank. The six branches participated in Community Bank's centralized cash management system, and their funding requirements were met by Community Bank. The operational transactions of these branches resulted in amounts receivable from or payable to the main office of Community Bank that fluctuated over time and were not settled through cash transfers. These six branches were allocated interest income or expense based upon their net receivable or payable with the main office. Community Bank charged these branches for direct costs associated with their operations, which are included in noninterest expenses. Community Bank's other noninterest income and other administrative costs not directly attributable to these six branches have been allocated to the branches based on their average assets, average loans or average deposits and are also included in noninterest income or noninterest expenses for the periods. The financial statements of the branches have been prepared as if the six Marshall County, Alabama branches of Community Bank had operated as a stand-alone entity during the periods presented. Management of Altrust Financial Services, Inc. believes that the methods and allocations used by Community Bank relative to the six branches are reasonable and result in financial statements for the six branches as a stand-alone entity that conform to accounting principles, generally accepted in the United States of America, in all material respects.

The pro forma information included in this prospectus does not purport to represent what Altrust's results of operations would actually have been had the branch purchase occurred on January 1, 2001. The pro forma financial statements should be read in conjunction with the consolidated financial statement data of Altrust Financial Services, Inc. as of December 31, 2001, and for the year then ended, which is included elsewhere in this prospectus and have been audited by Mackle, Splawn, Tindall & McDonald, LLP, independent public accountants.

PRO FORMA STATEMENT OF OPERATIONS

	Five Months Ended May 31, 2002	Six Months Ended June 30, 2002				Year Ended December31, 2001				
	Community Bank Marshall County Branches	Altrust Financial Services, Inc. Consolidated	Adjustments	Notes	Pro Forma	Community Bank Marshall County Branches	Altrust Financial Services, Inc. Consolidated	Adjustments	Notes	Pro Forma
		(In Thousands, Except Per Share Data)					(In Thousands, Except Per Share Data)			
Gross interest income	$ 2,524	$ 7,206	$ (69)	1	$ 9,661	$ 8,268	$ 16,228	$ (218)	1	$ 24,278
Gross interest expense	1,208	2,165	17	1,2	3,390	4,506	6,643	162	1,2	11,311
Net interest income	1,316	5,041	(86)		6,271	3,762	9,585	(380)		12,967
Provision for loan losses	88	878	(383)	4	583	242	740	295	3	1,277
Net interest income after provision	1,228	4,163	297		5,688	3,520	8,845	(675)		11,690
Noninterest income	317	1,675	46	1	2,038	764	2,954	0		3,718
Noninterest expense	1,304	3,718	151	1, 2	5,173	3,428	7,120	384	1, 2	10,932
Pretax income	241	2,120	192		2,553	856	4,679	(1,059)		4,476
Income tax expense	50	752	71	5	873	264	1,644	(392)	5	1,516
Net income	$ 191	$ 1,368	$ 121		$ 1,680	$ 592	$ 3,035	$ (667)		$ 2,960
PER COMMON SHARE										
Basic earnings	N/A	$ 0.32	N/A		$ 0.39	N/A	$ 0.77	N/A		$ 0.75
Diluted earnings	N/A	$ 0.30	N/A		$ 0.37	N/A	$ 0.72	N/A		$ 0.70
Cash dividends declared	N/A	-	N/A		-	N/A	$ 0.50	N/A		$ 0.50
Book value	N/A	$ 6.50	N/A		N/A	N/A	N/A	N/A		N/A
Weighted average shares outstanding	N/A	4,322,313	N/A		4,355,313	N/A	3,965,694	N/A		3,965,694
Weighted average shares and equivalents	N/A	4,564,777	N/A		4,564,777	N/A	4,206,834	N/A		4,206,834
Pro forma shares outstanding end of period	N/A	4,863,311	N/A		4,863,311	N/A	N/A	N/A		N/A

Pro Forma Adjustments:

1) Reflects the removal of non-recurring items and the income or expense effect of assets or liabilities not acquired or assumed.
2) Reflects the interest expense and depreciation expense applicable to the capitalized lease assumed, and reflects the amortization of the core deposit intangible (total $4.9 million amortized on straight line basis over 15 years.)
3) Reflects a provision for loan losses for year ended December 31, 2001 on loans acquired.
4) Reflects the reversal of the 2001 pro forma provision and removes the provision on the branches for five months ended May 31, 2002, since a provision on the loans acquired is included in the consolidated statement of operations for six months ended June 30, 2002.
5) Reflects the applicable tax effects of the pro forma income and expense items.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones that may be important to you. Our business, financial condition and results of operations could be harmed by any of these risks. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We are Subject to the Local Economies Where We Operate

Our success depends upon the growth in population, income levels, deposits and housing starts in our primary market. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unlike a regional or national institution, we are unable to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Our Expansion Plans May Not be Successful

We are continuously seeking to acquire other financial institutions or parts of those institutions. We may also consider and enter into new lines of business which may include, among other possibilities, wealth management, securities and insurance brokerage, and finance company lending. We will incur substantial costs to expand, and we can give no assurance that such expansion will result in the levels of profits we seek. Acquisitions involve risks and uncertainties as to whether we can effectively integrate the acquired operations and realize anticipated economies, synergies and operating results. We may continue to issue shares of our common stock to make or finance our expansion, which may dilute the interests of our existing shareholders.

We Face Credit Quality Risks and Our Credit Policies May Not Be Sufficient to Avoid Losses

A significant risk is the possibility that losses will result because our borrowers, guarantors and related parties fail to repay their loans to us. We lend primarily to individuals and small- to medium- size businesses, which may expose us to greater risks than loans to larger, better-capitalized businesses with longer operating histories. Although we maintain credit policies and underwriting and credit monitoring procedures to manage our risk of loss, these policies and procedures may not prevent unexpected losses that could harm our results of operations and financial condition.

Our Loan Evaluation Process and Allowance for Loan Losses May Not Be Sufficient to Prevent Losses

We manage our credit exposure through review and monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have an evaluation process intended to establish an allowance for loan losses that reflects the risks in our loan portfolio. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based upon our experience, judgment and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgments of our regulators. If our loan evaluations fail to anticipate our risks of making loans or if our estimates and judgments result in loan loss reserves that are insufficient to absorb future loan losses, our profitability and financial condition will suffer.

We Face Strong Competition from Larger, More Established Competitors

The banking business is highly competitive and we experience strong competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. Certain of our former executive officers and other officers recently resigned to form competing banks in Cullman and Oneonta, Alabama and may seek the business of our customers. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market.

Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance that this strategy will be successful.

We Are Subject to Extensive Regulation That Could Limit or Restrict Our Activities

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. See "Supervision and Regulation."

A Loss of Any of Our Key Executive Officers Could Harm Our Business

Our success depends, and is expected to continue to depend, on our executive officers. In particular, we rely on J. Robin Cummings, H.D. Lawler, Lionel Powell, Kenneth Weldon and Steve Stanford. Our growth will continue to place significant demands on our management, and the loss of any of these persons' services could harm our future operations. If we lose the services of any of these persons, we likely would have delays in finding suitable replacements and carrying out our present business plan, including our expansion into Marshall County. We anticipate needing additional management to support our growth in size and the branches we acquired in Marshall County, Alabama. Tim Compton and Danny Kelly recently resigned their positions as Executive Vice Presidents of Peoples Bank. In addition to Messrs. Kelly and Compton, other officers and employees have recently resigned their positions with Peoples Bank. Messrs. Compton and Kelly had held their positions at Peoples Bank for six years and three years, respectively. Messrs. Compton and Kelly and other former officers and employees have indicated they seek to open new competing banks. Mr. Compton proposes to open a bank in Cullman, Alabama in direct competition with Peoples Bank. Additionally, Peoples Bank recently hired Lionel Powell as Chief Financial Officer, H.D. Lawler as Chief Operations Officer, and Steve Stanford as Executive Vice President of Commercial Lending of Peoples Bank. These personnel changes and the new competition may adversely affect us and delay our integrations of the newly acquired branches.

We May Face Risks With Respect to Future Expansion, and Acquisitions or Mergers, Including the Marshall County Branch Acquisition

We may engage in *de novo* branch expansion, acquisitions or mergers in the future. We also from time to time receive inquiries and have discussions with potential acquirors of Peoples Bank. Acquisitions and mergers involve a number of risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

- the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

- the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition;
- possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- entry into new markets where we lack experience;
- the introduction of new products and services into our business;
- possible adverse short-term effects on our results of operations;
- the incurrence and possible impairment of goodwill associated with an acquisition; and
- the risk of loss of key employees and customers.

There can be no assurance that, integration efforts for the acquisition of the Marshall County branches or any future mergers or acquisitions will be successful. Also, we received substantial cash from the acquisition of the Marshall County branches that was invested following the closing of the acquisition, and we expect our net interest spread, margin and income will be adversely affected until we can expand our lending business in Marshall County.

We may issue equity securities, including common stock and securities convertible into our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or that our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

The Voting Power of Our Directors and Officers Could Prevent a Change in Control of Our Company or Result in Management Decisions With Which You Do Not Agree

As of July 31, 2002, our directors and executive officers beneficially owned approximately 1,621,575 shares of our common stock, representing approximately 32.6% of our total outstanding common stock (including 110,000 shares subject to options currently exercisable or exercisable within 60 days of July 31, 2002). This amount does not include those shares held by our ESOP for which certain directors and officers may be deemed beneficial owners, but as to which they have disclaimed beneficial ownership. Our ESOP holds 1,194,998 shares of our common stock (including shares held by our executive officers), which is approximately 24.1% of our total outstanding common stock (including 110,000 shares subject to options currently exercisable or exercisable within 60 days of July 31, 2002). Our directors and officers recently purchased additional shares in our private placement of common stock and may purchase more shares in this offering. As a result of this ownership by our management and the voting of ESOP stock by the ESOP administrators and participants, other shareholders, individually or as a group, may be unable to effectively exercise control over the election of our directors and the supervision of the management or our business. As a result, it may be difficult for our shareholders to change our management or for a third party to acquire our company in a transaction our nonaffiliated shareholders may consider advantageous. See "Management and Principal Shareholders."

Our Ability to Pay Dividends Is Limited and We May Be Unable to, or Choose Not to, Pay Dividends

Dividends from our Peoples Bank subsidiary are our primary source of funds for the payment of principal of, and interest on, our indebtedness and other obligations, as well as for the payment of dividends on our common stock. Our ability to pay dividends depends upon the earnings and capital position of Peoples Bank, and the prior payment of interest on, and principal of, our indebtedness.

Our ability to pay dividends is also limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Peoples Bank's ability to pay dividends to us is limited by its obligation to maintain sufficient capital and by other general restrictions on its dividends that are applicable to Alabama banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock. See "Supervision and Regulation."

Our Shareholders Do Not Have Preemptive Rights and May Experience Dilution If We Issue More Common Stock in the Future

Holders of our common stock do not have any preemptive rights to purchase additional shares of our common stock in this or any future offering. Therefore, holders of our common stock may not be able to maintain their current percentage interests when we issue more common stock.

The Terrorist Attacks of September 11, 2001, and the United States' Response to Those Attacks, May Affect Our Business

The terrorist attacks of September 11, 2001, and the United States' subsequent response to these events, have created an economic slowdown that may adversely affect our banking business.

As a result of these attacks, the United States has declared "war" on terrorism and National Guard and reserve forces have been called up for domestic and international service. Under the Soldiers' and Sailors' Civil Relief Act of 1940, borrowers who enter military service are afforded various types of relief under their loans and other obligations, including a maximum annual interest rate of 6% during the period of their active duty. The Relief Act applies to members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to active duty. Because the Relief Act applies to individuals who enter active military service after they have entered into their loans, we cannot predict the effect that the Relief Act will have on the loans made by Peoples Bank. Under the Relief Act, we may be unable to collect the full amount of interest otherwise due on affected loans for an indefinite period of time. Further, we may be unable to foreclose on these loans during, and in some cases after, the borrower's period of active duty. If we are unable to collect the full amount of interest due to us, or if we are unable to foreclose on any of the affected loans, our business could suffer.

Our Net Interest Income May Fluctuate Significantly Based on Changes in Interest Rates Which Are Beyond Our Control

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits. Market interest rates for loans, investments, and deposits are highly sensitive to many factors beyond our control. These factors include competition, general economic conditions, inflation, and monetary and fiscal policies. Changes in interest rates may cause significant changes, up or down, in our net interest income. At any given time, our assets and liabilities will be affected differently by a change in interest rates and, although we seek to manage these risks through our asset and liability policies, significant or swift changes in interest rates may adversely affect our results of operations.

Our Business May Be Harmed By Inflation, Price Increases and Changes in Interest Rates

Inflation generally increases the cost of funds and operating overhead, as well as the yields on loans and assets with variable interest rates. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, inflation and changes in interest rates generally have a more significant effect on our performance than on other companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation may be accompanied by increases in interest rates. In addition, inflation increases our cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of our investments, mortgages and mortgage servicing rights and loans held, and may harm our liquidity, earnings, and shareholders' equity. Conversely, decreases in interest rates may reduce the interest rate spread between the rate we must pay on our deposits and the rate that we are able to receive on our commercial lending.

Risks Related to This Offering

Our Offering Price May Not Reflect Actual Value

No underwriters have been involved in negotiating or establishing the offering price for our common stock. The price at which our shares are offered may bear little or no relationship to the actual or market value of our shares. In setting the offering price, our Board of Directors considered our shareholders' equity, earnings and prospects, and advice from an investment banking firm. We do not believe that the market for our shares is sufficiently active to be a reliable indicator of the value of our common stock.

The market price of our common stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Peoples Bank;
- changes in government regulations and the financial services industry generally;
- the overall volatility of the stock markets and the economy generally;
- the risks of integrating the Marshall County branches that we acquired;
- our growth and ability to implement our expansion strategy; and
- changes in our operating results from quarter to quarter.

Stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, as well as the market for financial services' stocks in general, may harm the market price of our common stock.

The market price of our common stock may change during this offering, as well as during the periods before and after this offering. You may be unable to sell your shares at a desirable price or a price that is reflective of their value.

We May Not Be Able to Sell All of the Shares in This Offering

We are offering the shares in this offering directly to potential investors, and we will not be assisted by any underwriters. We have not established a minimum number of shares to be sold, and, as a result, we may complete this offering even if only a small number of shares are sold. We give no assurance that any particular number of shares will be sold in this or any subsequent offering of our common stock. If all of the shares offered are not sold in the offering, then we will receive less proceeds from this offering, which may harm our future growth, financial flexibility and our ability to complete any future acquisitions or other transactions.

Our Management Will Have Broad Discretion to Spend a Large Portion of the Net Proceeds of This Offering and May Do So in Ways With Which You Do Not Agree

We estimate the net proceeds to us from this offering to be approximately $4.859 million, after deducting offering expenses. We intend to use these proceeds for general corporate purposes and working capital including, but not limited to, capital to support future growth and possible acquisitions of other banks, bank branches and banking-related companies. The failure of management to apply these funds effectively could harm our business. See "Use of Proceeds."

No Established Trading Market for Our Common Stock Exists or May Develop

No active trading market exists for our common stock, and we have no reason to believe that a more active trading market will develop in the near future, or that if a market develops it will continue or provide sufficient liquidity to permit disposition of your shares. We have no present plans to list or qualify our common stock for trading on any securities exchange or with Nasdaq. Your ability to sell shares of our common stock and the price at which the common stock may be sold could be affected by fluctuations in the securities markets and financial institution stocks generally in response to variations in interest rates, periodic operating results and other factors. The stock markets also experience price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of specific companies. These broad fluctuations may adversely affect the price of our common stock.

Sales of Substantial Amounts of Our Common Stock in the Public Market Could Harm the Market Price of Our Stock

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

If You Are an Existing Shareholder, Your Current Percentage Ownership May Be Diluted by This Offering If You Do Not Purchase Any Shares

If you are a current holder of our common stock, you will suffer dilution in your percentage ownership of our common stock to the extent that you do not purchase additional shares in an amount that would allow you to maintain your existing percentage ownership of our common stock. For example, as a current shareholder, you could experience up to an 11.7% dilution in your equity interest if you decide not to purchase any shares in this offering.

Investors in This Offering Will Experience Immediate and Substantial Dilution

Assuming all shares offered are sold, purchasers in this offering will experience immediate dilution in the net tangible book value of the common stock from this offering price of up to $2.26 per share. To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional substantial dilution. Additional dilution may also occur upon the exercise of options granted by Altrust under our current and future stock option plans. See "Executive Compensation."

USE OF PROCEEDS

The estimated net proceeds to Altrust from this offering, assuming all shares are sold, are set forth below:

Gross proceeds from this offering	$	5,000,000
Estimated offering expenses		141,000
Net proceeds	$	4,859,000

We intend to use the net proceeds from the sale of our common stock for general corporate purposes and working capital including, but not limited to, capital to support future growth and possible acquisitions of other banks, bank branches and banking-related companies.

Following the offering, and assuming all shares are sold, our consolidated shareholders' equity to total assets on a pro forma basis as of June 30, 2002 would be approximately 12.4%. No minimum number of shares of common stock must be sold in the offering. To the extent that less than all of the 645,161 shares of our common stock offered are sold in the offering, the proceeds from the offering available to us will be reduced, and the scope and timing of our future growth may be limited.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2002:

(1) on a historical basis; and

(2) on a pro forma adjusted basis, assuming the sale of all shares in the offering at the offering price of $7.75 and the application of the net proceeds of approximately $4.859 million.

You should read the information in this table together with the financial statements, the related notes, the "Summary Financial Data," and the other information in this offering circular.

	June 30, 2002	
	Historical	Pro Forma As Adjusted (In Thousands)
Shareholders' Equity:		
Common stock	$ 49	$ 55
Capital surplus	11,716	16,569
Retained earnings	23,236	23,236
Accumulated other comprehensive income	194	194
Unearned compensation related to ESOP debt	(3,596)	(3,596)
Total shareholders' equity	$ 31,599	$ 36,458
Total Capitalization	$ 31,599	$ 36,458

MARKET INFORMATION AND DIVIDENDS

Market Information

No active trading market exists for our common stock, and we have no reason to believe that an active trading market will develop in the foreseeable future. We have no present plans for our common stock to be listed or qualified for trading on any stock exchange or with Nasdaq. As of July 31, 2002, there were approximately 395 holders of record of Altrust's common stock, and approximately 4,866,511 shares of our common stock were issued and outstanding.

The last selling price of our common stock based on information available to us was $7.75 per share on April 19, 2002 in a private placement of 889,547 shares of our common stock. We intend to repurchase approximately 17,647 shares of our common stock from a former employee that has requested such repurchase. Such repurchase will be at $8.50 per share, which is based upon an independent valuation of our shares performed for our ESOP as of December 31, 2002. Under our ESOP and applicable law, former ESOP participants may require us to purchase directly or through the ESOP certain shares distributed from the ESOP at a price based on the latest valuation performed for the ESOP. Our shares are infrequently traded in private transactions, and these trades are not necessarily indicative of the value of our shares. We have not issued any options to purchase our common stock other than to our executive officers and outside directors pursuant to our Long-Term Incentive Plan and our 1995 Stock Option Plan for Outside Directors. See "Executive Compensation."

Dividends

In 1999 and 2000, we did not pay any dividends on our common stock. During 2001, we paid cash dividends of $0.50 per share, totaling $1,982,822, to holders of our common stock. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend upon our earnings, our financial condition, the capital adequacy of Altrust and Peoples Bank, our need for funds, and other relevant factors, including applicable restrictions and governmental policies and regulations.

Unless we diversify our business or acquire other financial institutions, we expect to continue to rely upon dividends that we receive from Peoples Bank as our primary source of funds to pay dividends to our shareholders. Peoples Bank may only declare and pay dividends out of its retained earnings, and it may not declare dividends in excess of 90% of its retained earnings. Without the prior approval of the Alabama Superintendent of Banks and the FDIC, the total of all dividends declared by Peoples Bank in any calendar year may not exceed the total of its net earnings for that year combined with its retained net earnings for the preceding two years (less any required transfers to surplus). In addition, Peoples Bank must maintain adequate capital. See "Supervision and Regulation."

DILUTION

Our net tangible shareholders' equity (book value) as of June 30, 2002 was $25.364 million or $5.22 per share of common stock outstanding. We have calculated this amount by:

- subtracting our total liabilities from our total tangible assets; and
- then dividing the difference by the total number of shares of common stock outstanding.

If we give effect to our receipt of the net proceeds from the sale of approximately 645,161 shares of our common stock in this offering at the offering price of $7.75 per share, our adjusted pro forma net tangible book value as of June 30, 2002 would have been approximately $30.223 million or $5.49 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.27 per share to existing shareholders and an immediate dilution of $2.26 per share to new investors. The following table illustrates this per share dilution:

Offering price per share	$ 7.75
Net tangible book value per share as of June 30, 2002	5.22
Pro forma increase in net tangible book value per share attributable to this offering	0.27
Pro forma net tangible book value after the offering	5.49
Dilution per share to new investors	$ 2.26

INFORMATION ABOUT THIS OFFERING

General

We are offering to the public up to 645,161 shares of our common stock, at a purchase price of $7.75 per share. Net proceeds are estimated at up to approximately $4.859 million. No underwriters are involved in this offering. Our directors and officers will assist us in making this offering, and will receive no commissions or special compensation for this assistance, but may be reimbursed their reasonable out-of-pocket expenses.

This offering will terminate 60 days after the date of this offering circular, unless, in our discretion, we sooner terminate the offering, or we extend the offering for up to three 30 day periods. Each investor desiring to subscribe for shares in this offering must deliver to us, before 5:00 P.M. Central Time on the offering termination date, a completed subscription agreement and a check representing good, collected funds to cover the purchase price of his or her shares. We reserve the right, in our sole discretion, to terminate or extend this offering at any time. We will not provide advance notice to investors of any extension or termination of the offering period.

We reserve the right, in our sole discretion, to reject any subscription in whole or in part, to allocate shares among investors, and to withdraw, cancel, or modify the offering without notice. Investor subscriptions are not our binding obligations until accepted by us in writing. In determining which subscriptions and oversubscriptions to accept, in whole or in part, we may take into account various factors, including a subscriber's potential to do business with or refer customers to us and the order in which the subscriptions were received.

Determination of Offering Price

To determine the price for the shares we are offering, we considered various factors relevant to the valuation of our business and our common stock. We reviewed our business, operations, market position, audited financial statements, projections and the limited non-public trading activity in our common shares to determine the appropriate price at which to offer our shares. In valuing our common stock, comparisons were made between us and certain publicly-held, community banking institutions, including financial information, market valuations and trading information, and we considered the advice of an investment banking firm that provided services to us in connection with the purchase of the Marshall County branches. Based upon these factors, valuations were made based upon earnings per share and book value per share.

How to Subscribe

Each investor who desires to purchase common stock should:

(1) complete, date, and sign the subscription agreement, including the Form W-9, accompanying this offering circular;

(2) make a check payable to "Altrust Financial Services, Inc." in the amount of $7.75 for each share subscribed for in the offering; and

(3) return the completed subscription agreement and check to us in the return envelope enclosed with the offering circular, or mail or deliver the subscription agreement and check to:

Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
Attention: J. Robin Cummings

We must receive subscription agreements and checks for the purchase of our common stock in this offering prior to 5:00 P.M. Central Time on the offering termination date.

Handling of Subscriptions

We are not bound by any subscriptions to purchase our common stock, unless and until we accept a subscription in writing. We will decide which subscriptions to accept within 14 days of our receipt of the completed subscription agreement and check. If we reject all or any portion of a subscription, we will promptly refund the subscriber by mail all or the appropriate portion of the amount remitted with the subscription, without interest. If we reject a subscription, if we terminate this offering, or if this offering expires, then we and our directors, officers, employees, agents, representatives, and affiliates will have no further liability to the subscribers whose subscriptions are being rejected once all appropriate refunds have been mailed to the address shown in the subscription agreement.

We will confirm all sales of our common stock in this offering. After we accept a subscription, receive all related subscription funds irrevocably credited to our account, and issue a confirmation of our acceptance, Peoples Bank, as our transfer agent and registrar, will promptly issue and deliver certificates representing those shares of our common stock.

OUR COMPANY

General

Altrust was incorporated in 1985 as Cullman Bancshares, Inc., an Alabama corporation, which changed its name in 1996 to Altrust Financial Services, Inc. Altrust is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and a financial holding company registered under the Gramm-Leach-Bliley Act of 1999. As of June 30, 2002, Altrust had total consolidated assets of approximately $289.9 million, total deposits of approximately $246.1 million, total consolidated liabilities (including deposits) of approximately $258.3 million and shareholders' equity of approximately $31.6 million. Altrust primarily conducts its business through its subsidiary Peoples Bank.

Peoples Bank is an Alabama banking corporation that commenced operations in September 1977 as Peoples Bank of Holly Pond. Peoples Bank opened its first branch in the city of Cullman, Alabama in September 1983, and adopted the name "Peoples Bank of Cullman County." In June 1994, Peoples Bank of Cullman County changed its name to Peoples Bank of North Alabama. Peoples Bank is a member of the FDIC and its deposits are insured by the FDIC up to the maximum permitted by law. The Bank is supervised, regulated and examined by the FDIC and the Alabama Superintendent of Banks. Peoples Bank is also a member of the Federal Home Loan Bank of Atlanta.

Peoples Bank is primarily engaged in retail and commercial banking in Blount, Cullman, Marshall and Morgan Counties, Alabama, as well as the northern portion of Jefferson County, Alabama. Peoples Bank provides mostly traditional banking services, principally the taking of demand and time deposits and the making of secured and unsecured consumer loans and commercial loans to its business customers.

Peoples Bank has one wholly-owned subsidiary, Southern Insurance of Cullman, Inc. Southern Insurance acts as an agent for obtaining title insurance for Peoples Bank's real estate customers and provides various other related services to the customers of Peoples Bank. Southern Insurance receives commissions on title policy premiums as compensation for its services. Additionally, Peoples Bank previously wholly owned Altrust Billing Services, Inc. Altrust Billing provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee based and were designed to offer direct deposit and automatic receivable financing to certain of Peoples Bank's customers. Altrust Billing was dissolved and liquidated in June 2001. The revenues and expenses associated with the subsidiaries have been reported in the consolidated statement of income under non-interest income and non-interest expense.

Our principal executive offices, including the principal executive offices of Peoples Bank, are located at 811 2nd Avenue S.W., Cullman, Alabama 35055, and our telephone number is (256) 737-7000.

Business Strategy

Altrust seeks to serve the banking and financial needs of the communities where it has offices in North Alabama. Our objective has been to develop a market niche with profitable consumers and small businesses within a less competitive banking environment, with emphasis on the number of account relationships rather than growth of deposit dollars.

Peoples Bank offers personalized and flexible banking services to the communities in our market area and is able to react quickly to changes in those communities. Peoples Bank also offer products tailored to the specific needs of our communities. As a financial holding company, we can offer a wider variety of services. We intend to explore the possibilities of selling additional types of insurance, as well as investment products, appraisal services, tax services and other products that complement our existing services. We have not yet engaged in any new activities permitted to financial holding companies and their subsidiaries.

Banking Operations

Peoples Bank's services are retail-oriented and aimed at individuals and small to medium-sized owner-operated businesses located within our North Alabama markets. Peoples Bank provides a broad range of traditional banking and financial services to its customers, but its activities consist mostly of taking demand and time deposits and making secured and unsecured consumer and commercial loans.

The retail nature of our commercial banking operations allows for diversification of depositors and borrowers, and we believe that the success of Peoples Bank is not dependent upon a single industry or a few customers. Peoples Bank does not have a significant portion of commercial banking loans concentrated within a single industry or group of related industries.

Seasonality, Cycles

We do not consider our banking operations to be seasonal in nature. Most cities and counties in which Peoples Bank has branch locations have diversified industries with a mix of farming and industry. Other than the poultry industry in Cullman County, there is no other single industry that we believe has a material economic, seasonal or cyclical effect on Peoples Bank or its branches.

Cullman County is one of the largest poultry producing counties in the country. Peoples Bank has been making poultry-related loans in Cullman County for nearly 25 years. Our experience over the years with the poultry industry has allowed us to study its demand cycles and price fluctuations, and management believes it has the knowledge and experience necessary to deal with this industry's risks.

Competition

Peoples Bank operates in highly competitive markets. Peoples Bank competes directly for deposits in its commercial banking market with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, and insurance companies, locally, regionally and nationally, some of which compete with offerings by mail, telephone, computer and/or the Internet. In its commercial and consumer lending activities, Peoples Bank competes with other financial institutions as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit to customers located in our market area. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of Peoples Bank.

More specifically, we face the following direct competition in our current market area:

- 10 other financial institutions have offices in the Cullman, Alabama and Cullman County area;
- 13 other financial institutions have offices in Morgan County, Alabama;
- 22 other financial institutions have offices in Jefferson County, Alabama;
- 14 other financial institutions have offices in Marshall County, Alabama; and
- 6 other financial institutions have offices in Blount County, Alabama.

Many of the largest banks operating in Alabama, including some of the largest banks in the region, have offices in our markets. Many of these institutions have greater resources, broader geographic markets and higher lending limits and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic technology than we may. To offset these competitive disadvantages, Peoples Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

On July 31, 2002, we had 118 full-time employees and 27 part-time employees. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Property

During 2001, we conducted our business primarily through our main office located at 811 2nd Avenue S.W., Cullman, Alabama and our 21 branch offices. We acquired six additional branches in May 2002 upon completion of our branch acquisition from Community Bank, Blountsville, Alabama. The main office is in a 6,000 square foot building that is owned by Peoples Bank. The main office has one automated teller machine (ATM) with 24-hour access. We also own a drive-in facility adjacent to the main office, consisting of 576 square feet and offering five drive-through lanes. We recently completed construction on an additional branch in Cullman, located on Highway 157. The 800 square foot branch offers full service banking to its customers.

The Holly Pond branch of Peoples Bank is located on U.S. Highway 278E in Holly Pond, Alabama. This full-service branch is located in a 2,659 square foot building owned by Peoples Bank.

The Hanceville branch is a full service office located in a 2,200 square foot building owned by Peoples Bank on Main Street in Hanceville, Alabama. Peoples Bank's Dodge City branch is also located in Hanceville, Alabama on Alabama Highway 69S. The branch operates in a 1,040 square foot building owned by Peoples Bank and offers full service banking to its customers.

Peoples Bank's Good Hope branch is located on County Road 437 in Cullman, Alabama in a 1,900 square foot building owned by Peoples Bank. This branch offers full service banking to its customers.

The Vinemont branch of Peoples Bank is located on U.S. Highway 31S in Vinemont, Alabama. The 1,100 square foot building is leased by Peoples Bank, and offers our full line of banking services. Peoples Bank's West Point branch is also located in Vinemont, Alabama. The branch offers full service banking and an ATM in this 2,000 square foot building owned by Peoples Bank.

Peoples Bank's Baileyton branch is located in a 1,100 square foot space leased from Walker Brothers, Ltd., an entity owned and controlled by three directors of Altrust and Peoples Bank. The leased space is a unit in a commercial building located on Alabama Highway 69N in Baileyton, Alabama. The lease has an initial term of five years, with the option to renew every five years for an additional 15 years.

Peoples Bank's Decatur branch is located on 6th Avenue in Decatur, Alabama. Peoples Bank owns the 1,600 square foot building in which Peoples Bank provides full service banking to customers.

In Gardendale, Alabama, Peoples Bank owns and operates a 3,400 square foot full service branch and an ATM on Fieldstown Road.

In Guntersville, Alabama, Peoples Bank leases two branches that were acquired from Community Bank in May 2002 in the branch acquisition. The 1,600 square foot facility located on Gunter Avenue provides full service banking to customers. The 1,000 square foot branch located on U.S. Highway 431 also offers full service banking to its customers.

Peoples Bank's Lacey's Spring branch is located on Highway 36E in Lacey's Spring, Alabama. The branch offers full banking services and an ATM at this 1,728 square foot building owned by Peoples Bank.

Peoples Bank acquired branches in both Albertville and Boaz, Alabama from Community Bank in May 2002. Peoples Bank entered into a lease-purchase agreement for a 12,000 square foot building in Albertville, Alabama on North Broad Street. The branch offers full banking services to customers. Peoples Bank's Boaz branch is located at 190 Billy Dyar Boulevard in Boaz, Alabama. Peoples Bank leases the 8,000 square foot branch, which offers full service banking to its customers.

Peoples Bank's Somerville branch is located in a 2,000 square foot space leased by Peoples Bank in Somerville, Alabama. The branch is located on Highway 67 and offers full service banking and an ATM.

In Warrior, Alabama, Peoples Bank owns an 800 square foot branch on Caldwell Road, which offers full service banking and an ATM.

Peoples Bank's Oneonta branch is located on 2nd Avenue in a 1,500 square foot building leased by Peoples Bank. The branch offers full service banking to its customers.

Peoples Bank operates three branches in Arab, Alabama, two of which were acquired from Community Bank in the branch acquisition in May 2002. Two branches are located on North Brindlee Mountain Parkway in a 1,216 square foot building owned by Peoples Bank and a 2,500 square foot building leased by Peoples Bank. Peoples Bank also has a branch in Arab located on North Main Street in a 5,000 square foot building leased by Peoples Bank. The branches offer full service banking to customers.

Recent Developments

On February 25, 2002, we entered into an Acquisition Agreement with Community Bank, Blountsville, Alabama, to purchase six Community Bank branches in Marshall County, Alabama. The transaction closed as of May 31, 2002. Two of the branches are located in Arab, Alabama, two are located in Guntersville, Alabama, one is located in Albertville, Alabama, and one is located in Boaz, Alabama. As a result of the acquisition of these branches, Peoples Bank acquired approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. We paid the seller a premium of 8% of the core deposit liabilities of the branches totaling $4.9 million, and purchased the performing loans at the values shown on the seller's books, classified and other problem loans at negotiated values reflecting our estimates of realizable value, and branch facilities at the values shown on the seller's books or at negotiated prices. The Alabama Superintendent of Banks approved our acquisition of these branches, provided we maintain a Tier 1 Leverage Capital Ratio of at least 7%. Copies of the acquisition agreement and the application to our regulators for approval of this transaction will be supplied upon request. See "Supervision and Regulation -- Capital Regulations" and "Additional Information."

In order to finance the acquisition of the Marshall County branches , we completed a private placement of 889,547 shares of our common stock on April 19, 2002. We issued and sold these shares at a purchase price of $7.75 per share to approximately 51 accredited investors, of which approximately 550,000 shares were purchased by Altrust and Peoples Bank directors, officers and their families. This private placement resulted in net proceeds to Altrust of approximately $6.768 million. Including the shares sold in the private placement, we currently have 4,866,511 shares of common stock outstanding.

During February 2002, two members of our board of directors, Roy Shaw and Tom Drake retired. These members were replaced by Whit Drake and Brian Witcher, and the size of the board of directors was set at eight members. Messrs. Drake and Witcher will serve until our next annual shareholders' meeting. Also, in February 2002, Jasper Estes was elected and appointed to Altrust's board of directors to fill a vacancy created by the death of Dane Estes. Mr. Whit Drake is an attorney in Birmingham, Alabama. Mr. Witcher operates South Park Auto Sales, Inc., a family-owned used automobile dealership located in Cullman, Alabama. Mr. Estes is currently retired, after serving as general manager of Meadow Gold Dairies in Huntsville, Alabama. On April 11, 2002, Dwight Scott retired from our board of directors. Upon Mr. Scott's retirement, we decreased the size of the board to seven members.

In July and August 2002, Tim Compton and Danny Kelly resigned as Executive Vice Presidents of Peoples Bank to form banks in Cullman and Oneonta, Alabama. Other officers have also resigned to join these efforts to form new competing banks. Peoples Bank hired Lionel Powell in August 2002 to serve as the Chief Financial Officer of Peoples Bank. Peoples Bank also hired H.D. Lawler to serve as the Bank's Chief Operations Officer and Steve Stanford to serve as Executive Vice President of Commercial Lending in September 2002.

In February 2002, Peoples Bank began construction on its Highway 157 branch in north Cullman, Alabama. The branch was completed and opened in July 2002. The approximately 1,140 square foot facility offers three drive-in lanes and is limited to opening new accounts.

Material Legal Proceedings

There are no material legal proceedings currently pending against Altrust or Peoples Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and related notes included in this offering circular. The discussion in the offering circular contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. The cautionary statements made in this offering circular should be read as applying to all related forward-looking statements wherever they appear in this offering circular. Our actual results could differ materially from those discussed in this offering circular. See "Special Notice Regarding Forward-Looking Statements" and "Risk Factors."

The following discussion and analysis sets forth the major factors that affected our results of operations and financial condition reflected in the audited financial statements for the twelve-month periods ended December 31, 1999, 2000, and 2001 and the unaudited financial statements for the six month period ended June 30, 2002.

The data as of and for the six months ended June 30, 2001 and 2002 is unaudited. The financial data as of and for the six months ended June 30, 2002 includes the assets and liabilities of the Marshall County branches purchased on May 31, 2002 and the results of operations reflect the operations of those branches by us since May 31, 2002. You should not rely on our interim results as being indicative of results of operations for any year or other interim period.

Formation and Basis of Presentation

Altrust was incorporated on May 16, 1985 to become the parent holding company of Peoples Bank of Cullman County, which changed its name in 1994 to the Peoples Bank of North Alabama.

In May 1994, Peoples Bank opened its first branch outside of Cullman County through the purchase from the Resolution Trust Corporation of the Decatur, Alabama branch of Altrust Federal Savings Bank. Peoples Bank assumed approximately $7.0 million total estimated fair value of deposits, accrued interest and other liabilities, and purchased approximately $3.0 million of selected assets, and paid a premium for the deposits. The $640,000 premium paid by Peoples Bank was assigned to core deposit intangible and has been amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2001, the remaining unamortized intangible for the Altrust transactions was $316,000.

In February 1998, Peoples Bank acquired the Lacey's Spring and Somerville branches of Banker's Trust of Madison, Alabama. We purchased approximately $3.0 million of selected assets and assumed substantially all of the deposit liabilities of the two branches, which liabilities had a total estimated fair market value of approximately $18.7 million. The $1.4 million premium paid by Peoples Bank was assigned to core deposit intangible and has been amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2001, the remaining unamortized intangible for the Banker's Trust transaction was $1,084,000. In May 2002, Peoples Bank acquired six Marshall County branches of Community Bank, Blountsville, Alabama. We purchased approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. We paid the seller a premium of 8% of the core deposit liabilities of the branches totaling $4.9 million, and purchased the performing loans at the values shown on the seller's books, classified and other problem loans at negotiated values reflecting our estimates of realizable value, and branch facilities at the values shown on the seller's books or at negotiated prices. The $4.9 million premium paid by Peoples Bank was assigned to core deposit intangible and is being amortized on a straight-line basis over an estimated life of 15 years.

Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan

In February 1999, Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan (the "ESOP") purchased 330,975 shares of our common stock at its fair market value, as established by an independent valuation firm. Of the total number of shares purchased, 205,844 shares were purchased from certain Altrust directors. The purchase of these shares increased the

ESOP's ownership percentage to 30.43% of Altrust's outstanding capital stock, thereby requiring the filing of a change in bank control notice and the ESOP becoming a bank holding company controlling Peoples Bank through Altrust.

The ESOP financed this transaction with a loan from First Tennessee Bank in the amount of $5,212,856, secured by the pledge of 330,975 shares of Altrust common stock. Since Altrust guaranteed the loan, it is recorded as a liability and as a reduction of equity of Altrust. Annual mandatory contributions, expensed by Peoples Bank as employee compensation, are made to the ESOP and are used for loan payments to plan participants. As loan principal payments are made, the capital is replenished by a like amount and shares of Altrust common stock are released from pledge for allocation among the ESOP participants. As of December 31, 2001, the outstanding balance of this loan was $3,741,733.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2002

The following discussion and analysis sets forth the major factors that affected Altrust's results of operations and financial condition reflected in the unaudited financial statements for the six-month periods ended June 30, 2001 and 2002.

The data as of and for the six months ended June 30, 2001 and 2002 is unaudited. The financial data as of and for the six months ended June 30, 2002 includes the assets and liabilities of the Marshall County branches purchased on May 31, 2002 and the results of operations reflect the operations of those branches by us since May 31, 2002. You should not rely on our interim results as being indicative of results of operations for any year or other interim period.

Overview

As of June 30, 2002, Altrust had total consolidated assets of $289.9 million, total loans of $192.0 million, total deposits of $246.1 million, and shareholders' equity of $31.6 million. Net income for the six months ended June 30, 2002, was $1.4 million, or $0.32 per share basic and $0.30 per share diluted, compared to net income of $1.5 million, or $0.38 per share basic and $0.35 per share diluted, for the same period in 2001.

Net Interest Income

Net interest income of $5.0 million during the first six months of 2002 resulted from a net interest margin of 5.39% on average earning assets of $187.0 million. This compares with a net interest margin of 5.03% on average earning assets of $182.2 million generating net interest income of $4.6 million for the same period in 2001. Altrust's net interest margin increased primarily due to the falling interest rate environment, combined with deposits (liabilities) re-pricing faster than earning assets. We anticipate a less volatile rate environment moving forward in 2002, with interest rates increasing slowly beginning in 2003. The following table summarizes net interest income and average yields and rates paid for the six month periods ended June 30, 2001 and 2002.

Average Consolidated Balance Sheets and Net Interest Analysis

	For the Six Months Ended					
	June 30, 2001			June 30, 2002		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(In Thousands)					
ASSETS						
Earning Assets:						
Loans	$ 155,102	$ 7,498	9.67%	$ 151,945	$ 6,679	8.79%
Investment securities	20,550	611	5.95%	20,192	331	3.28%
Other earning assets	6,515	154	4.73%	14,848	196	2.64%
Total earning assets	$ 182,167	$ 8,263	9.07%	$ 186,985	$7,206	7.71%
Allowance for loan losses	(1,398)			(1,912)		
Intangible asset	1,522			2,197		
Cash and due from	8,217			20,420		
Premises and equipment	6,259			7,383		
Other assets	3,843			2,941		
Total assets	$ 200,610			$ 218,014		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest Bearing Liabilities:						
Transaction Accounts (NOW, MMDA and savings)	$ 49,752	$ 622	2.50%	$ 63,165	$ 330	1.05%
Time deposits <$100	63,372	1,929	6.08%	62,362	1,239	3.97%
Time deposits >$100	28,279	814	5.76%	25,937	498	3.84%
Federal funds purchased	-	-	-	-	-	-
Repurchase agreements	189	1	1.06%	56	2	7.14%
Other borrowings	9,535	314	6.60%	4,364	96	4.40%
Total interest bearing liabilities	151,127	3,681	4.87%	155,884	2,165	2.78%
Net interest spread		4,582	4.20%		5,041	4.93%
Noninterest bearing demand deposits	25,574			34,510		
Accrued expenses and other liabilities	2,738			2,057		
Shareholders' equity	21,161			25,523		
Unrealized gain/loss on investment securities	10			40		
Total liabilities and shareholders' equity	$ 200,610			$ 218,014		
Net interest margin			5.03%			5.39%

Provision for Loan Losses

The provision for loan losses charged to operations during the first six months of 2002 was $878,000 compared to $407,000 for the same period in 2001. The increase in the provision was a result of our evaluation of known and inherent risks in our loan portfolio, our experience and the current economic conditions, as well as required reserves primarily related to the additional loan portfolio of approximately $59 million assumed in the acquisition of the Marshall County branches.

Non-Interest Income

Non-interest income increased 11.7% or $176,000 for the first six months of 2002 as compared to the same period in 2001. Non-interest income from non-sufficient funds fees continues to increase as we experience growth in the demand deposit account base. We anticipate that these fees will continue to increase even more with the additional accounts obtained in the acquisition of the Marshall County branches.

Non-Interest Expense

Non-interest expense increased 9.3% or $317,000 for the six-month period ended June 30, 2002 as compared to the same period in 2001. Expenses increased in relation to the relocation of two branch operations into permanent facilities and the opening of one new branch. Additional factors contributing to the increase in non-interest expenses were normal increases in compensation expenses, the operations of the Marshall County branches, which were acquired May 31, 2002, and the related amortization of the core deposit premium paid in connection with the acquisition.

Statement of Financial Condition

Altrust's total assets at June 30, 2002 were $289.9 million as compared to $201.8 million at December 31, 2001. The increase in our total assets during the first six months of 2002 was primarily due to approximately $80.0 million of assets obtained in connection with the acquisition of the Marshall County branches on May 31, 2002. We will continue to seek opportunities to grow in market share and to expand our market area.

Loans

Average loans of $151.9 million represented 81.3% of average earning assets during the first six months of 2002. During the same period for 2001, average loans totaled $155.1 million or 85.2% of average earning assets. Gross loans at June 30, 2002 were $194.4 million, a $47.3 million increase over gross loans at December 31, 2001. The primary reason for the increase was due to the approximately $59 million of loans obtained in the acquisition of the Marshall County branches. Absent the acquisition of the Marshall County branch loans, our gross loans would have decreased by $11.7 million during the first six months of 2001. Loan demand has been down during the last half of 2001 and the first half of 2002. We anticipate that loan growth will begin to increase over the next few months, however, competition for quality loans may adversely affect the net interest margins.

Asset Quality

The allowance for loan losses was $2.4 million or 1.25% of outstanding loans at June 30, 2002, and $1.7 million or 1.19% of outstanding loans at December 31, 2001. Charge-offs, net of recoveries, were $186,000 or 0.12% of average loans outstanding during the six-month period ended June 30, 2002 as compared to $196,000 or 0.13% of average loans outstanding during the same period in 2001. We believe that our asset quality is strong, and that our reserve for inherent loan losses is adequate. The following table presents a summary of changes in the allowance for loan losses for the six month periods ended June 30, 2001 and 2002.

Analysis of Changes in Allowance for Loan Losses

	Six Months Ended June 30, (In Thousands)	
	2001	**2002**
Allowance for loan losses:		
Beginning of period	$ 1,324	$ 1,739
Provision for loan losses	407	878
Total	$ 1,731	$ 2,617
Amounts charged off:		
Commercial	1	9
Real estate – construction	0	50
Real estate - residential mortgage	75	90
Consumer	139	105
Total loans charged off	215	254
Recoveries of charged-off loans		
Commercial	0	0
Real estate – construction	0	0
Real estate - residential mortgage	7	17
Consumer	11	50
Total recoveries	18	67
Net charge-offs	197	187
Allowance for loan losses - end of period	$ 1,534	$ 2,430
Total loans - end of period	$ 153,754	$ 194,418
Average loans	$ 155,102	$ 151,945

	Six Months Ended June 30,	
	2001	2002
As a percentage of average loans:		
Net charge offs	0.13%	0.13%
Provision for loan losses	0.27%	0.58%
Allowance as a percentage of period-end loans	1.00%	1.25%
Allowance as a percentage of non-performing loans	52.18%	49.50%

Non-Performing Assets

Nonaccrual loans were $1.1 million at June 30, 2002 and $82,000 at December 31, 2001. The ratio of nonaccrual loans to total loans was 0.56% at June 30, 2002 and 0.06% at December 31, 2001. The primary reason for the significant increase in nonaccrual loans is attributable to one loan of $650,000, and even though management does not anticipate a loss of principal because of collateral value, the collectibility of interest is doubtful. Interest of approximately $1,964 was reported on these loans during the first six months of 2002, and an additional amount of approximately $49,271 would have been earned if these loans had been performing.

Non-performing assets include nonaccrual loans, accruing loans contractually past due 90 days or more, restructured loans and other real estate. Loans are placed on nonaccrual status when management has concerns about our ability to collect the loan's outstanding principal and interest, and generally when loans are 90 days or more past due. While non-performing assets represent potential losses to Peoples Bank, we do not anticipate any material losses from them, since most are believed to be adequately secured. We do not have any commitments to lend additional funds to borrowers that have loans on nonaccrual status as of June 30, 2002.

The table below summarizes Peoples Bank's non-performing assets as of June 30, 2001 and 2002.

Non-Performing Assets

	As of June 30, (In Thousands)	
	2001	2002
Non-accrual loans	$ 107	$ 1,080
Loans past due 90 days and still accruing	2,833	3,829
Total nonperforming loans	2,940	4,909
Other real estate owned	800	1,315
Total nonperforming assets	$ 3,740	$ 6,224
Nonperforming loans as a percentage of total loans	1.92%	2.53%
Nonperforming assets as a percentage of total assets	1.85%	2.15%

Investment Securities

Investment securities were $36.9 million at June 30,2002, compared to $19.3 million at December 31, 2001. This significant increase in investment securities is primarily a result of our investment of excess cash received in the acquisition of the Marshall County branches and the excess cash received from a decline in our loan portfolio. At June 30, 2002, the securities portfolio had unrealized gains of approximately $324,000. As of June 30, 2002, all investment securities were classified as available for sale.

Deposits

Interest bearing deposits increased $58.5 million to $202.5 million at June 30, 2002 from $144 million at December 31, 2001. Total deposits increased $73.6 million from December 31, 2001 to June 30, 2002. This net increase is primarily due to the acquisition of the Marshall County branches. Aside from the deposits gained through the acquisition, our deposits decreased approximately $7 million from December 31, 2001 to June 30, 2002. Our deposit decline is part of our strategic direction to maintain yields while loan demand declines.

Capital Resources

We continue to maintain capital ratios in excess of regulatory minimum requirements. The current regulatory capital standards require a minimum of total capital of 10% of risk-adjusted assets, including 6% Tier I capital and a minimum leverage ratio of Tier I capital to total tangible assets of at least 5%. At June 30, 2002, Altrust's ratio of total capital to risk adjusted assets was 14.1%, which included 12.9% Tier I capital, and our leverage ratio of total Tier I capital to total assets, adjusted for the loan loss allowance and intangibles, was 11.9%.

Twelve Months Ended December 31, 2001

General

As of December 31, 2001, Altrust had total consolidated assets of $201.8 million, total loans of $147.1 million, total deposits of $172.5 million, and shareholders' equity of $23.2 million. Net income for the 12 months ended December 31, 2001 was $3.0 million and diluted earnings per common share of $0.72.

A principal source of our revenue comes from net interest income, which is the difference between:

- income we receive on our interest-earning assets, such as investment securities and loans; and
- our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and the various rate spreads between the interest-earning assets and our funding sources, primarily through Peoples Bank. Changes in our net interest income from period to period result from, among other things:

- increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;
- increases or decreases in the average rates earned and paid on those assets and liabilities;
- our ability to manage the interest-earning asset portfolio, which includes loans; and
- the availability and costs of particular sources of funds, such as non-interest bearing deposits, and our ability to "match" our assets and liabilities.

Net Income

Altrust's net income for the 12 month period ended December 31, 2001 was $3.035 million, representing an increase of $391,792 over our net income for 2000 of $2.6 million. As a result, diluted earnings per common share increased to $0.72 at December 31, 2001 from $0.63 at December 31, 2000 based upon the weighted average of common shares outstanding and common share equivalents of 4,206,834 and 4,173,908, respectively.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1999, 2000, and 2001
(In Thousands)

	1999	Change from Prior Year Amount	%	2000	Change from Prior Year Amount	%	2001	Change from Prior Year Amount	%
Interest Income	$13,730	$ 1,247	9.99%	$15,391	$1,661	12.10%	$16,229	$838	5.45%
Interest Expense	5,580	429	8.33%	6,923	1,343	24.07%	6,643	(280)	-4.04%
Net Interest Income	8,150	818	11.16%	8,468	318	3.90%	9,586	1,118	13.21%
Provision for loan losses	295	(163)	-35.59%	353	58	19.66%	740	387	109.63%
Net Interest Income After Provision for Loan Losses	7,855	981	14.28%	8,115	260	3.31%	8,846	731	9.00%
Non-interest Income	2,539	30	1.20%	2,546	7	0.28%	2,954	408	16.03%
Non-interest Expense	5,579	457	8.93%	6,399	820	14.70%	7,120	721	11.27%
Income before income taxes	4,815	554	13.01%	4,262	(553)	-11.48%	4,680	418	9.81%
Income tax provision	1,669	167	11.12%	1,619	(50)	-3.00%	1,645	26	1.61%
Net Income	$3,146	$387	14.03%	$2,643	$(503)	-15.99%	$3,035	$392	14.83%

Net Interest Income

Net interest income (the difference between the interest earned on assets, such as loans and investment securities, and the interest paid on liabilities, such as deposits and other borrowings) is the primary source of our operating income. This earning stream increased from $8.468 million in 2000 to $9.586 million in 2001, or 13.21%. Our net interest income increased $318,000 or 3.9% during 2000 from $8.15 million in 1999.

We monitor and evaluate the effects of certain risks on our earnings, such as interest rate risk, credit risk and liquidity risk. Through this evaluation, management seeks an appropriate balance between the level of risk assumed and the potential returns to be realized.

The banking industry uses two ratios to measure relative profitability of net interest income: net interest rate spread and net interest margin. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread eliminates the effect of non-interest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percentage of total earning assets and takes into account the positive effect of investing non-interest-bearing deposits in loans and securities.

Peoples Bank's net interest rate spread was 4.52% in 2001 compared to 4.19% in 2000, while the net interest margin was 5.30% in 2001 and 5.01% in 2000. The 29 basis points increase in net interest margin from 2000 to 2001 resulted from an increase in non-interest bearing deposits, our decreased reliance on rate sensitive liabilities to fund asset growth and better pricing generally on loans and deposits.

The following table shows, for the past three years, the relationship between interest income and expense and the average balances of interest-earning assets and interest-bearing liabilities.

Average Consolidated Balance Sheets and Net Interest Analysis

	For the Years Ended								
	December 31, 1999			December 31, 2000			December 31, 2001		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
					(In Thousands)				
ASSETS									
Earning Assets:									
Loans, net of unearned income	$ 135,816	$ 12,516	9.22%	$ 149,062	$ 14,057	9.43%	$ 151,334	$ 14,832	9.80%
Investment securities	18,281	985	5.39%	18,781	1,134	6.04%	20,470	1,075	5.26%
Other earning assets	4,608	229	4.97%	1,421	200	14.08%	9,136	322	3.53%
Total earning assets	158,705	13,730	8.65%	169,264	$15,391	9.10%	180,940	$16,229	8.97%
Allowance for loan losses	(1,168)			(1,287)			(1,631)		
Intangible asset	1,735			1,596			1,455		
Cash and due from	7,758			8,524			9,026		
Premises and equipment	4,243			5,630			6,415		
Other assets	3,007			3,576			5,263		
Total assets	$ 174,280			$ 187,303			$ 201,468		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest Bearing Liabilities:									
Transaction Accounts (NOW, MMDA and savings)	$ 52,760	1,537	2.91%	46,666	1,279	2.74%	53,432	1,085	2.03%
Time deposits <$100	46,190	2,421	5.24%	52,846	3,019	5.71%	62,426	3,742	5.99%
Time deposits >$100	13,455	676	5.02%	22,508	1,198	5.32%	29,226	1,450	4.96%
Federal funds purchased	442	18	4.07%	338	9	2.66%	0	--	
Repurchase agreements	0	--		0	--		173	7	4.05%
Other borrowings	19,340	928	4.80%	18,663	1,418	7.60%	4,111	359	8.73%
Total interest bearing liabilities	132,187	5,580	4.22%	141,021	6,923	4.91%	149,368	6,643	4.45%
Net interest spread		8,150	4.43%		8,468	4.19%		9,586	4.52%
Noninterest bearing demand deposits	23,888			24,290			27,186		
Accrued expenses and other liabilities	1,728			2,283			2,857		
Shareholders' equity	16,730			19,930			21,972		
Unrealized gain/loss on investment securities	(253)			(221)			85		
Total liabilities and shareholders' equity	$ 174,280			$ 187,303			$ 201,468		
Net interest margin			5.14%			5.01%			5.30%

Provision for Loan Losses

The provision for loan losses in 2001 was $740,336 compared to $352,762 in 2000. The increase of $387,574 or 110% in our provision for loan losses was primarily due to higher loan losses over the previous two years. These loan losses resulted in a change in our methodology for calculating our reserves for loan losses. We now use the risk-weighted methodology described in the FDIC Manual of Examination Policies, which suggests weighting classified assets for purposes of determining loan loss reserve adequacy.

As a percentage of average outstanding loans, the provisions for loan losses recorded for 2001 and 2000 were 0.49% and 0.24%, respectively. Net loan charge-offs as a percentage of average outstanding loans were .22% for 2001 compared to 0.16% for 2000. See "Statement of Financial Condition - Asset Quality" below for additional information regarding loan quality and the allowance for loan losses.

Non-interest Income

Total non-interest income for the 12 month period ended December 31, 2001 was $2.954 million compared to $2.546 million for the 12 month period ended December 31, 2000 and $2.539 million for the 12 month period ended December 31, 1999. The increase in non-interest income of $408,347 or 16.04% during 2001 was due primarily to an increase in demand deposit accounts, resulting in an increase in the total non-sufficient funds charges and other service charges related to those accounts.

The following table presents the components of non-interest income for the past three years.

	For Years Ended December 31, (In Thousands)					
	1999	% Change	2000	% Change	2001	% Change
Service charges on deposit accounts	$1,774	16.64%	$1,914	7.90%	$2,287	19.49%
Other income	765	-22.50%	632	-17.39%	667	5.54%
Total non-interest income	$2,539	1.24%	$2,546	0.28%	$2,954	16.04%

The primary source of non-interest income for Peoples Bank is non-sufficient funds fees, service charges and other fees on deposit accounts. Total service charges, including non-sufficient funds fees, were $2.287 million, or 77% of total non-interest income for 2001 compared to $1.914 million, or 75% of total non-interest income for 2000. The growth of deposit service charge and fee revenue for 2001over 2000 was directly related to the increase in the number of total deposit accounts. With continued expansion of our branch network and the increasing numbers of new deposit accounts, management anticipates that service charges and fees on deposit accounts will continue to increase during 2002.

Through non-bank subsidiaries, Peoples Bank has attempted to diversify into other markets of services to enhance and compliment its banking operations. Peoples Bank owns Southern Insurance of Cullman, Inc. which acts as an agent for obtaining title insurance for its real estate loan customers and offers various other services to Peoples Bank's customers. Until mid-year 2001, Peoples Bank owned and operated Altrust Billing Services, Inc., which provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee based and were designed to offer direct deposit and automatic receivable financing to certain Peoples Bank customers. Altrust Billing Services, Inc. was unprofitable and it discontinued operations and was liquidated in mid-year of 2001.

Other non-interest income includes revenues earned by these two non-bank subsidiaries of $349,515, $406,255 and $482,137 for the years ended December 31, 2001, 2000 and 1999, respectively. Southern Insurance had revenues of $260,774, $253,566, and $334,964 for the years ended December 31, 2001, 2000 and 1999, respectively. Altrust Billing had revenues of $88,741, $152,689, and $147,153 for the years ended December 31, 2001, 2000 and 1999.

Non-interest Expense

Total non-interest expense for the year ended December 31, 2001 was $7.120 million, compared to $6.399 million for the year ended December 31, 2000 and $5.579 million for the year ended December 31, 1999. The increase in non-interest expense of $721,000 or 11.27% during 2001 and $820,000 or 14.70% during 2000 is attributable to personnel and occupancy expenses related to the opening or relocation of five branches in 2000 and 2001.

The following table represents the components of non-interest expense for the years ended December 31, 1999, 2000 and 2001.

Other Non-interest Expense
(In Thousands)

For the Years Ended December 31,

	1999	Percent Change	2000	Percent Change	2001	Percent Change
Salaries & Benefits	$2,890	3.51%	$3,543	22.60%	$3,519	-0.68%
Occupancy and Equipment Expense	672	16.67%	828	23.21%	1,063	28.38%
Advertising	23	-28.69%	24	4.35%	52	116.67%
Amortization Expense- Core Deposit Intangible	141	-14.81%	141	0.00%	141	0.00%
Professional Fees	236	165.76%	165	-30.08%	149	-9.70%
Data Processing	19	-43.89%	9	-52.63%	10	11.11%
Telephone	130	6.56%	169	30.00%	227	34.32%
Printing & Supplies	197	129.90%	152	-22.84%	188	23.68%
Postage	145	5.29%	152	4.83%	161	5.92%
Insurance Expenses	135	121.29%	131	-2.97%	144	9.92%
Federal Reserve Charges	114	9.11%	125	9.65%	156	24.80%
Hired Labor	27	-41.61%	46	70.37%	66	43.48%
Check Orders	42	-32.28%	28	-33.33%	59	110.71%
Examination and Assessment	3	-71.31%	9	200.00%	13	44.44%
Contributions	40	26.70%	23	-42.50%	20	-13.04%
Courier and Express	54	53.68%	66	22.22%	82	24.24%
Overdraft Losses	90	47.54%	98	8.89%	154	57.14%
Write Down of Other Real Estate	67	318.75%	56	-16.42%	210	275.00%
Other Expense	554	39.55%	634	-10.83%	706	11.36%
Total Non-interest Expense	$5,579	8.93%	$6,399	14.70%	$7,120	11.27%

Total salaries and benefits for 2001 were $3,519,000, a decrease of $24,000 or .68% from $3,543,000 for 2000. Total salaries and benefits increased $653,000 or 22.6% in 2000 over 1999. This increase was primarily due to staff additions to support branch growth.

Total occupancy expense for 2001 was $1,063,000, an increase of 28.38% over $828,000 for 2000. In 2000, total occupancy expense increased $156,000 or 23.21% over $672,000 for 1999. This increase is due to the opening of five new or relocated banking offices during 2000 and 2001.

Non-interest expenses includes operating expenses of the two non-bank subsidiaries of $442,566, $429,517 and $365, 939 for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes

Income tax expense increased $25,782 or 1.6% to $1,644,733 for the year ended December 31, 2001 and decreased $49,944 or 3.0% to $1,618,951 for the year ended December 31, 2000. The effective tax rate as a percentage of pretax income was 35.2% in 2001, 38.0% in 2000 and 34.6% in 1999.

The net deferred tax asset was $571,977, $566,053 and $770,799 as of December 31, 2001, 2000 and 1999, respectively. The primary items affecting deferred taxes are deferred compensation, allowance for loan losses and net unrealized gains or losses on available for sale securities.

For further information concerning the provision for income taxes and income tax related matters, refer to Note 12, Income Taxes, of the "Notes to the Consolidated Financial Statements."

FINANCIAL CONDITION AS OF DECEMBER 31, 2001

Altrust's consolidated assets increased 4.6% from $193.0 million as of December 31, 2000 to $201.8 million as of December 31, 2001. Our asset growth is directly related to growth in Peoples Bank's deposits. During 2001, Peoples Bank was successfully able to gain market share in Warrior, Arab, and Oneonta, Alabama, resulting in an increase in total deposits of $17.5 million. Our increase in total assets corresponded with the increase in deposits, offset by a decrease in loans of $6.3 million. Our deposit growth enabled us to decrease borrowings by $9.3 million. Our total assets increased 7.76% during 2000, from $179 million as of December 31, 1999, due primarily to increases in bank loans of $11.3 million. The increase corresponded with a 19.8% increase in deposits amounting to $25.6 million and a 62.04% decrease in other borrowings of $15.2 million. Because deposits increased by $14.3 million more than loans during 2001, Peoples Bank used these excess funds plus an additional $1.6 million reduction in investment securities to repay $15.2 million of borrowed funds. In 1999, our total assets increased 8.8% from $164.6 million at December 31, 1998. The increase resulted from an increase of $16.5 million in borrowings and an increase of $10.8 million in loans, while deposits decreased $6.5 million.

Loans

Total loans decreased by 4.1% from December 31, 2000 to December 31, 2001. Loans outstanding at December 31, 2001 were $147.1 million, or $6.3 million less than at December 31, 2000. The decrease during 2001 is attributable to more stringent underwriting standards by Peoples Bank. During 2001, our average loans outstanding were $151.0 million. These loans constituted 83.6% of our average earning assets, consolidated, and 75.1% of our average total assets, consolidated. During 2000, our average loans outstanding were $149.0 million, or 88.1%, of our average earning assets, consolidated, and 79.6% of our average total assets, consolidated. Our commercial banking loans are expected to produce higher yields than securities and other interest-earning assets.

The following table presents a summary of the loan portfolio by category for the past five years.

Loans Outstanding

As of December 31, (In Thousands)

	1997	1998	1999	2000	2001
Commercial	$ 9,063	$ 9,942	$ 11,282	$ 16,108	$ 17,907
Real estate - construction	5,147	4,346	3,924	4,791	3,106
Real estate - mortgage	67,828	92,763	102,471	108,518	104,458
Installment loans to individuals	21,444	24,248	24,468	24,040	21,657
Total loans	$ 103,482	$ 131,299	$ 142,145	$ 153,457	$ 147,128

Substantially all of Peoples Bank's loans are to customers located in its primary market area. However, Peoples Bank's loans as of December 31, 2001, were not heavily concentrated in any one industry. Our management believes that Peoples Bank's loan portfolio is diversified among loan collateral types as well, as noted by the following table.

Loans by Collateral Type

	As of December 31, (In Thousands)									
	1997	% of Loans	1998	% of Loans	1999	% of Loans	2000	% of Loans	2001	% of Loans
Secured by Real estate:										
Construction and land development	$ 5,147	4.97%	$ 4,346	3.31%	$ 3,924	2.75%	$ 4,791	3.12%	$ 3,106	2.11%
Farmland	4,773	4.61%	5,035	3.83%	4,308	3.02%	5,445	3.55%	3,720	2.53%
Home equity lines of credit	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Residential first mortgage liens	40,790	39.42%	50,726	38.63%	57,336	40.34%	57,910	37.73%	52,008	35.35%
Other residential liens	5,279	5.10%	6,528	4.97%	6,908	4.86%	8,498	5.54%	8,620	5.86%
Multi-family residential	363	0.35%	221	0.17%	217	0.15%	363	0.24%	165	0.11%
Non-farm and non-residential	16,623	16.06%	30,253	23.04%	33,702	23.71%	36,302	23.66%	39,945	27.15%
Total real-estate loans	$ 72,975	70.52%	$ 97,109	73.96%	$106,395	74.83%	$113,309	73.84%	$107,564	73.11%
Other loans:										
Commercial and industrial	7,488	7.24%	9,133	6.96%	10,521	7.42%	13,342	8.69%	16,343	11.11%
Agricultural	1,209	1.17%	809	0.62%	762	0.53%	1,396	0.91%	1,063	0.72%
Credit cards and other revolving credit	579	0.56%	580	0.44%	606	0.43%	601	0.39%	616	0.42%
Consumer installment loans	20,865	20.16%	23,365	17.80%	23,105	16.26%	22,771	14.84%	19,585	13.31%
Other	366	0.35%	303	0.23%	756	0.53%	2,038	1.33%	1,957	1.33%
Total other loans	30,507	29.48%	34,190	26.04%	35,750	25.17%	40,148	26.16%	39,564	26.89%
Total loans	$103,482	100.00%	$131,299	100.00%	$142,145	100.00%	$153,457	100.00%	$147,128	100.00%

The following table sets forth the maturity distribution of Peoples Bank's loan portfolio as of December 31, 2001. Peoples Bank's loan policy does not permit renewal of loans that are past due, loans where the interest due is not collected or in an attempt to prevent delinquency.

Loans By Maturity

	As of December 31, 2001 (In Thousands)					
	3 Mos. or Less	4 Mos. to 12 Mos.	1 Yr. to 3 Yrs.	3 Yrs. to 5 Yrs.	Over 5 Yrs.	Total
Closed end 1-4 family residential......	$5,935	$10,460	$8,772	$16,560	$10,206	$51,933
All other loans....................................	16,869	21,603	22,300	20,353	14,070	95,195
Total..	$22,804	$32,063	$31,072	$36,913	$24,276	$147,128

Asset Quality

Our allowance for loan losses represents management's estimate of an amount adequate in relation to the risk of future losses inherent in our loan portfolio. The loan portfolio is analyzed monthly by management to identify potential problems. We undertake this analysis in conjunction with establishing Peoples Bank's allowance for loan losses to provide a basis for determining the adequacy of loan loss reserves to absorb losses that might be experienced by Peoples Bank. In addition to analyses of existing loans, management also considers Peoples Bank's historical loan losses, past due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans, and other factors which could affect future loan losses.

As Peoples Bank continues to increase the loan portfolio through new loan accounts, these new loans have limited historical loss experience for which to base a specific reserve. As a result, management has increased the general reserve to compensate for this loan growth. Peoples Bank does not currently allocate the allowance for loan losses to the various loan categories. The following table presents a summary of changes in the allowance for loan losses for the past five years.

Analysis of Changes in Allowance for Loan Losses

	Year Ended December 31, (In Thousands)				
	1997	1998	1999	2000	2001
Allowance for loan losses:					
Beginning of period	$ 661	$ 821	$ 1,100	$ 1,206	$ 1,324
Provision for loan losses	273	458	295	353	740
Total	$ 934	$ 1,279	$ 1,395	$ 1,559	2,064
Amounts charged off:					
Commercial	13	55	68	191	142
Real estate – construction	0	0	0	0	0
Real estate - residential mortgage	7	19	47	31	37
Consumer	115	147	148	63	254
Total loans charged off	135	221	263	285	433
Recoveries of charged-off loans					
Commercial	1	1	15	1	7
Real estate – construction	0	0	0	0	0
Real estate - residential mortgage	0	3	0	5	7
Consumer	21	38	59	44	94
Total recoveries	22	42	74	50	108
Net charge-offs	113	179	189	235	325
Allowance for loan losses - end of period	$ 821	$ 1,100	$ 1,206	$ 1,324	$ 1,739
Total loans - end of period	$ 103,482	$ 131,299	$ 142,145	$ 153,457	$ 147,128
Average loans	$ 109,992	$ 126,114	$ 135,816	$ 149,062	$ 151,334

	Year Ended December 31,				
	1997	1998	1999	2000	2001
As a percentage of average loans:					
Net charge offs	0.11%	0.14%	0.14%	0.16%	0.22%
Provision for loan losses	0.27%	0.36%	0.22%	0.24%	0.49%
Allowance as a percentage of year-end loans	0.79%	0.84%	0.85%	0.87%	1.19%
Allowance as a percentage of non-performing loans	92.04%	66.51%	129.26%	114.34%	94.67%

Our policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Loans that are contractually past due 90 days or more which are well secured and are in the process of collection generally are not placed on nonaccrual status.

Lending officers are responsible for the ongoing review and administration of loans assigned to them. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the possibility of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. To strengthen internal controls in the collection of delinquencies, senior management and our Loan Committee are informed of the status of delinquent and "watch" or problem loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Loan Committee as to loan charge-offs on a monthly basis.

The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. We analyze the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, we review the size, quality and risk of loans in the portfolio. We also consider such factors as Peoples Bank's loan loss experience, the amount of past due and non performing loans, specific known risks, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for loan losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by management and presented to the Loan Committee on a monthly basis. We also engage outside loan review services from time to time.

Peoples Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the FDIC and the Alabama Superintendent may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management. See "Supervision and Regulation."

While it is Peoples Bank's policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

We believe that our allowance for loan losses at December 31, 2001 is sufficient to absorb losses inherent in our loan portfolio based on our assessment of the information available. Our assessment is based on management's judgment and involves some uncertainty. As a result, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. We also may be required to make additional charges to the provision for loan losses in future periods based on periodic examination by bank regulatory authorities.

Non-performing Assets

Non-performing assets include non-accrual loans, accruing loans contractually past due 90 days or more, restructured loans, other real estate, and other real estate under contract for sale. Loans are placed on non-accrual status when management has concerns about our ability to collect the loan's outstanding principal and interest, and generally when loans are 90 days or more past due. While non-performing assets represent potential losses to Peoples Bank, we do not anticipate any material losses from them, since most are believed to be adequately secured. We do not have any commitments to lend additional funds to borrowers that have loans on non-accrual status as of December 31, 2001.

The table below summarizes Peoples Bank's non-performing assets for the past five years.

Non-performing Assets

	As of December 31, (In Thousands)				
	1997	**1998**	**1999**	**2000**	**2001**
Non-accrual loans	$ 176	$ 235	$ 137	$ 182	$ 83
Loans past due 90 days and still accruing	716	1,419	796	976	1,754
Total nonperforming loans	892	1,654	933	1,158	1,837
Other real estate owned	499	472	480	655	1,437
Total nonperforming assets	$ 1,391	$ 2,126	$ 1,413	$ 1,815	$ 3,274
Nonperforming loans as a percentage of total loans	0.87%	1.26%	0.66%	0.76%	1.25%
Nonperforming assets as a percentage of total assets	1.06%	1.29%	0.79%	0.94%	1.63%

Investment Securities

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits and borrowed funds.

We use two categories to classify our securities: "held to maturity" or "available for sale." As of December 31, 2001, all securities purchased by us have been classified as available for sale. Our securities portfolio at December 31, 2001 consisted primarily of United States agency bonds and mortgage-backed securities. While we have no plans to liquidate a significant amount of any of our securities, these securities may be used for liquidity purposes should management deem it to be in our best interest. We also held approximately $815,000 of the Federal Home Loan Bank of Atlanta stock and $208,404 of The Bankers Bank stock as of December 31, 2001.

The following table indicates the amortized cost of our portfolio of investment securities held to maturity at the end of the last three years:

		Amortized Cost December 31,	
	1999	2000 (In thousands)	2001
Investment securities held to maturity:			
U.S. government agencies	$ 5,000	$ --	--
State and political subdivisions	473	371	--
Total investment securities held to maturity	$ 5,473	$ 371	--

The following table indicates the fair value of our portfolio of investment securities available for sale at the end of the last three years:

		Fair Value December 31,	
	1999	2000 (In thousands)	2001
Investment securities available for sale:			
U.S. government and agencies	$ 7,554	$ 5,952	$ 5,784
Mortgage-backed securities	903	654	10,990
State and political subdivisions	3,043	2,365	1,498
Equity securities	1,346	935	1,023
Total investment securities available for sale	$ 12,846	$ 19,906	$ 19,295

The following tables present the maturities and weighted average yields of investment securities at December 31, 2001:

Maturities of Available for Sale Investment Securities
Amortized Cost

	Immediate	After one through five years	After five through ten years	After ten years
		(In thousands)		
Investment securities available for sale:				
U.S. government and agencies	$ --	$ 5,730	$ --	$ --
Mortgage-backed securities	--	--	53	10,823
State and political subdivisions	200	541	571	177
Total investment securities available for sale	$ 200	$ 6,271	$ 624	$ 11,000

Weighted Average Yields of
Available for Sale Investment Securities

	Immediate	After one through five years	After five through ten years	After ten years
U.S. government and agencies	--	6.25%	--	--
Mortgage-backed securities	--	--	7.26%	2.71%
State and political subdivisions	4.70%	4.32%	4.79%	4.25%

The above tables of maturities and weighted average yields do not include equity securities held by Peoples Bank, which consist of investments in the stock of the Federal Home Loan Bank and The Bankers Bank, in the aggregate amount of $1,023,404.

Deposits

Peoples Bank's total deposits were $172.5 million and $155.0 million at December 31, 2001 and December 31, 2000, respectively, representing an increase of 11.3% during the 12 month period. During 2000, total deposits increased 19.9% over $129.3 million at December 31, 1999. Total deposits averaged $172 million, $146 million and $136 million during each of the 12 month periods ended December 31, 2001, December 31, 2000 and December 31, 1999, respectively. Interest-bearing deposits represented 83.5% of total deposits at December 31, 2001 compared to 84.7% at December 31, 2000, and 81.6% at December 31, 1999. Certificates of deposit composed 60.5% of total interest-bearing deposits for December 31, 2001 compared to 60.9% at December 31, 2000 and 56.5% at December 31, 1999.

The composition of our deposits is indicative of the interest rate conscious market in which we operate. We cannot provide any assurance that Peoples Bank can maintain or increase its market share of deposits in its highly competitive market area.

Interest Rate Sensitivity

Commercial banks and other financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities (consisting principally of customer deposits) mature or re-price more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities). The match between the scheduled re-pricing and maturities of Peoples Bank's earning assets and liabilities within defined time periods is referred to as "Gap" analysis. At December 31, 2001, the cumulative one-year gap was a positive (or asset sensitive) $11.718 million, or 6.5% of total earning assets. This means that our assets re-price slightly faster than our liabilities under rate changes. Such a gap is considered small, and net income would be virtually unchanged with a one percent change in interest rates.

Intense competition in Peoples Bank's market areas continues to pressure quality loan rates downward, while conversely pressuring deposit rates upward. The following table reflects Peoples Bank's rate sensitive assets and liabilities by maturity as of December 31, 2001. Variable rate loans are shown in the category of due "one to three months" because they re-price with changes in the prime-lending rate. Fixed rate loans are presented assuming the entire loan matures on the final due date. However, payments actually are made at regular intervals and are not reflected in this schedule. Additionally, demand deposits and savings accounts have no stated maturity, but it has been Peoples Bank's experience that these accounts are not totally rate sensitive. Accordingly, the following analysis assumes 11% of interest bearing demand deposit accounts, 25% of money market deposit accounts, and 20% of savings accounts re-price within one year and the remaining accounts re-price within one to five years.

Interest Rate Gap Sensitivity

	As of December 31, 2001					
	Immediate Total	1 Mo. to 3 Mos.	4 Mos. to 12 Mos.	1-Yr. to 5-Yr.	>5 Yr. And Non-Rate Sensitive	Total
	(In Thousands)					
Assets						
Interest earning assets:						
Interest Bearing Deposits	$ 4	$ 9	$ 40	$ 0	$ 0	$ 53
Federal funds sold	16,493	0	0	0	0	16,493
Securities	5,552	2,982	4,660	1,161	3,916	18,271
Loans	3,575	10,147	38,512	90,936	2,210	145,380
Cash	0	0	0	0	7,818	7,818
Total interest earning assets	25,624	13,138	43,212	92,097	13,944	188,015
Other Assets	0	0	0	0	13,805	13,805
Total Assets	25,624	13,138	43,212	92,097	27,749	201,820
Liabilities and Shareholders' Equity						
Non-interest bearing deposits	0	0	2,869	2,869	22,778	28,516
Demand deposits	0	0	12,342	0	28,797	41,139
MMDA deposits	217	435	1,521	0	2,173	4,346
Savings deposits	0	0	1,110	2,220	7,771	11,101
Time deposits	9,370	18,708	46,783	10,782	1,390	87,033
Fed funds purchased	337	0	0	0	0	337
Other liabilities	0	0	0	1,069	5,121	6,190
Shareholders' Equity	0	0	0	0	23,158	23,158
Total Liabilities and Equity	9,924	19,143	64,625	16,940	91,188	201,820
Interest sensitivity gap	15,700	(6,005)	(21,413)	75,157	(63,439)	0
Cumulative sensitivity gap	$ 15,700	$ 9,695	$ (11,718)	$ 63,439	$ 0	

Liquidity

Liquidity involves our ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements, and otherwise sustain our operations. This is accomplished through maturities and repayments of our loans and investments, our deposit growth, and our access to sources of funds other than deposits, such as the federal funds market and borrowings from the Federal Home Loan Bank and other lenders, as well as the ability to liquidate securities available for sale.

Our average liquid assets consist of cash and amounts due from banks, interest-bearing deposits in other banks, federal funds sold, mortgage loans held for sale net of borrowings, investment securities and securities held for sale. These average liquid assets totaled $38.6 million and $28.7 million during the 12 month periods ended December 31, 2001 and December 31, 2000, representing 22.5% and 19.7% of average deposits for those periods, respectively.

Peoples Bank actively manages the levels, types and maturities of interest-earning assets in relation to the sources available to fund current and future needs. Peoples Bank maintains federal funds lines of credit totaling $12 million. We believe Peoples Bank's liquidity sources are adequate to meet its operating needs.

Capital Resources

Our capital adequacy is measured by risk-based and leverage capital guidelines. The risk-based capital guidelines assign weighted levels of risk to various asset categories. Among other things, these guidelines currently require us to maintain a minimum ratio of 8.0% of total capital to risk-adjusted assets. Under the guidelines, one-half of our required capital must consist of Tier 1 Capital, which would include such things as our tangible common shareholders' equity and any qualifying perpetual preferred stock. The leverage guidelines provide for a minimum ratio of Tier 1 Capital to total assets of 3.0% if we meet certain requirements, including having the highest regulatory rating, and cushion the ratio by an additional 1.0% to 2.0% otherwise. The guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve continues to consider a "Tangible Tier 1 Leverage Ratio," calculated without the inclusion of intangible assets, in evaluating proposals for expansion or new activities. The Federal Reserve has not advised us, and the FDIC has not advised Peoples Bank, of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio that we are required to meet. The Alabama Superintendent of Banks required us to have a Tier 1 Leverage Capital Ratio of at least 7% as a condition to its approval of the Marshall County branches. As a result of the capital raised in our private placement on April 19, 2002, we currently satisfy this requirement.

As represented by the following table, Altrust and Peoples Bank both exceed the capital requirements established for well capitalized banks and bank holding companies under applicable regulatory guidelines.

December 31, 2001	Well Capitalized	Peoples Bank
Tier I capital to risk adjusted assets	6.00%	15.67%
Total capital to risk adjusted assets	10.00%	16.90%
Leverage ratio	5.00%	10.41%

At December 31, 2001, our total consolidated shareholders' equity was $23.2 million or 11.5% of total consolidated assets, compared to $20.9 million or 10.8% of total consolidated assets at December 31, 2000, $17.6 million, or 9.8% of total consolidated assets, at December 31, 1999 and $19.1 million, or 11.6% of total consolidated assets, at December 31, 1998. The increase in shareholders' equity to total asset ratio for 2001 was the result of a 4.6% increase in total consolidated assets, a $1.1 million reduction of the ESOP loan, net income of $3.035 million and cash dividends paid of $1.983 million. The increase in 2000 was the result of a 7.76% increase in total consolidated assets, net income of $2.6 million and an unrealized gain on available for sale securities of $327,000.

At December 31, 2001, our total consolidated capital to risk-adjusted assets was 16.4% with 93.5% consisting of tangible common shareholders' equity. We paid $1.983 million of dividends to our shareholders during 2001 or $0.50 per share. As of December 31, 2000, total consolidated capital to risk-adjusted assets was 14.9%, with 92.7% comprised of tangible common shareholders' equity, compared to a ratio of 14.1%, with 92.4% of tangible common shareholders' equity, at December 31, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in fair value of financial instruments due to a change in economic conditions, interest rates, regulations and laws. We are inherently affected by different market risks. Our primary risk is interest rate risk. We do no conduct foreign exchange transactions or trading activities which would produce price risk.

Altrust's interest rate risk management is the responsibility of our Asset/Liability Management Committee which has established policies and limits to monitor, measure, and coordinate Altrust's sources, uses, and pricing of funds.

Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. As interest rates change the interest income and expense associated with Altrust's interest sensitive assets and liabilities also change, thereby impacting net interest income, the primary component of our earnings. The primary purpose of managing interest rate risk is to reduce interest rate volatility and achieve reasonably stability to earnings from changes in interest rates and preserve the value of our equity. Our Asset/Liability Management Committee utilizes the results of both a static and dynamic Gap analysis, as well as Plansmith's quarterly *RiskAnalyzer* report, to quantify the estimated exposure of net interest income to a sustained change in interest rates.

The Gap analysis projected net interest income based on both a rise and fall in interest rates of 200 basis points (2.00 percent) over a twelve-month period. The model is based on actual repricing dates of interest sensitive assets and interest sensitive liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rates of certain assets.

Altrust measures its interest rate risk exposure based on an immediate change in interest rates of up or down 200 basis points. Given this scenario, Altrust had an exposure to falling rates and a benefit from rising rates at year end. More specifically, the model forecasts a decline in net interest income of $928,000 or 9.7%, as a result of a 200 basis point decline in rates. The model also predicts a $121,000 increase in net interest income, or 1.3%, as a result of a 200 basis point increase in rates. The forecasted results of the model are within the limits specified by our Asset/Liability Management Committee. The following chart reflects Altrust's sensitivity to changes in interest rates as of December 31, 2001. Numbers are based on a flat balance sheet and assumed paydowns and maturities of assets and liabilities that are reinvested in like instruments at (i) current interest rates, (ii) rates of 200 basis points less, and (iii) rates of 200 basis points more.

	As of December 31, 2001		
	Down 200 BP	**Current (In Thousands)**	**Up 200 BP**
Net interest income	$ 8,658	$ 9,586	$ 9,707
$ Change net interest income	$ 928	$ --	$ 121
% Change net interest income	9.7%	0%	1.3%

The preceding sensitivity analysis is a modeling analysis, which changes periodically and consists of hypothetical estimates based upon numerous assumptions including interest rate levels, shape of the yield curve, prepayments on loans and securities, rates on loans and deposits, reinvestments of paydowns and maturities of loans, investments and deposits, and others. In addition, there is no input for growth or a change in asset mix. While assumptions are developed based on the current economic and market conditions, management cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

As market conditions vary from those assumed in the sensitivity analysis, actual results will differ. Also, the sensitivity analysis does not reflect actions that our Asset/Liability Management Committee might take in responding to or anticipating changes in interest rates.

EFFECTS OF INFLATION

Inflation generally increases the cost of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than the effects of general levels of inflation have. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates, and the Federal Reserve increased the interest rate three times in 1999 for a total of 75 basis points in an attempt to control inflation. However, the Federal Reserve also reduced interest rates on 11 occasions for a total of 475 basis points in 2001.

In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking business, and our shareholders' equity.

MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Directors and Executive Officers

The following table sets forth certain information regarding our executive officers and directors as of July 31, 2002.

Name	Age	Position(s)
J. Robin Cummings	55	Chairman, President, CEO and Director of Altrust, President, CEO and Director of Peoples Bank
Roy Shaw	71	Director and Chairman of the Board of Peoples Bank
Tom Drake	71	Director and Vice Chairman of the Board of Peoples Bank
Dwight Scott	76	Director of Peoples Bank
N. Jasper Estes	66	Director and Secretary of the Board of both Altrust and Peoples Bank
Alan Walker	45	Director and Vice Chairman of the Board of Altrust, Director of Peoples Bank
Terry Walker	37	Director of Altrust and Director of Peoples Bank
Tim Walker	41	Director of Altrust and Director of Peoples Bank
Whit Drake	37	Director of Altrust and Director of Peoples Bank
Brian Witcher	38	Director of Altrust and Director of Peoples Bank
Tim Compton	40	Executive Vice President of Peoples Bank (1)
Kenneth Weldon	51	Executive Vice President of Peoples Bank - Legal and Collections
Danny Kelly	38	Executive Vice President of Peoples Bank (2)
Lionel Powell	49	Chief Financial Officer of Peoples Bank (3)
H.D. Lawler	43	Chief Operations Officer of Peoples Bank (4)
Steve Stanford	40	Executive Vice President - Commercial Lending (5)

(1) Mr. Compton resigned from Peoples Bank effective July 31, 2002.
(2) Mr. Kelly resigned from Peoples Bank effective August 23, 2002.
(3) Mr. Powell was hired as the Chief Financial Officer of Peoples Bank on August 1, 2002.
(4) Mr. Lawler was hired as the Chief Operations Officer of Peoples Bank on September 3, 2002.
(5) Mr. Stanford was hired as an Executive Vice President of Peoples Bank on September 9, 2002.

J. Robin Cummings. Mr. Cummings currently serves as the President, Chief Executive Officer and Chairman of the Board of Altrust. He also serves as President, Chief Executive Officer and director of Peoples Bank. Mr. Cummings has served as President and CEO of Peoples Bank for almost 20 years.

Roy Shaw. Mr. Shaw serves as Chairman of the Board of Peoples Bank. Mr. Shaw has been a member of the board since 1977. He is the owner of Shaw's Seafood Restaurant in Holly Pond, Alabama, and has performed real estate evaluations for us through Preferred Real Estate, Inc.

Tom Drake. Mr. Drake serves as Vice Chairman of the Board of Peoples Bank. He has served as a member of the board since 1977. He also was a member of the Board of Directors of Altrust until he resigned in 2002. Mr. Drake is an attorney at Drake & Drake Attorneys at Law and has recently served in the House of Representatives in the Alabama State Legislature. During his membership with the State Legislature, he served on the Ways and Means Committee and as Speaker of the House. Along with his position on the Peoples Bank board, Mr. Drake is also a board member of Attorney's Insurance Mutual of Alabama, Inc. (AIMS), Cauliflower Alley Club and the Wrestler's Museum and Hall of Fame, Inc. Mr. Drake currently serves on the finance committee of AIMS.

Dwight Scott. Mr. Scott currently serves on the Board of Peoples Bank. He has been a member of the board since 1977. Mr. Scott retired from the Altrust board when his term expired on April 11, 2002. Since 1987, Mr. Scott has been retired and has resided in Holly Pond, Alabama.

N. Jasper Estes. Mr. Estes serves as Secretary of the boards of both Altrust and Peoples Bank. Mr. Estes has been retired since 1996. Prior to his retirement, he served as the general manager for Meadow Gold Dairies in Huntsville, Alabama, a position which required Mr. Estes to oversee operations and sales in excess of $75 million a year. Mr. Estes was appointed to the board in 2002.

Alan Walker. Mr. Alan Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1978. He is a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama. Mr. Walker gained management and supervision experience from his position with Walker Brothers, Ltd. and also as operating manager for Shoreline Properties. Mr. Walker is the brother of Mr. Terry Walker and Mr. Tim Walker.

Terry Walker. Mr. Terry Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1998. He is a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama. Mr. Walker is the brother of Mr. Alan Walker and Mr. Tim Walker.

Tim Walker. Mr. Tim Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1998. He is a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama. Mr. Walker is the brother of Mr. Terry Walker and Mr. Alan Walker.

Whit Drake. Mr. Whit Drake serves on the boards of both Altrust and Peoples Bank, a position he has held since February 2002. He is an attorney with Drake & Shaw in Birmingham, Alabama.

Brian Witcher. Mr. Witcher serves on the boards of both Altrust and Peoples Bank. He owns and operates South Park Auto Sales, Inc., a used automobile dealership located in Cullman, Alabama. Mr. Witcher was elected to the board in 2002.

Tim Compton. Mr. Compton currently serves as Executive Vice President of Peoples Bank, a position he has held since 1996. Prior to his current position, Mr. Compton served as the senior lender for Peoples Bank. Mr. Compton resigned from Peoples Bank effective July 31, 2002.

Kenneth Weldon. Mr. Weldon currently serves as Executive Vice President of Peoples Bank and acts as in-house counsel for Peoples Bank, positions he has held since 1996.

Danny Kelly. Mr. Kelly is currently an Executive Vice President of Peoples Bank. Prior to his employment with Peoples Bank beginning in 1999, Mr. Kelly served as Vice President of Bancorp South Bank in Arab, Alabama for two years, and as Vice President of Community Bank for over eight years. Mr. Kelly resigned from the Bank as of August 23, 2002.

Lionel Powell. Mr. Powell is currently the Chief Financial Officer of Peoples Bank, a position he has held since August 2002. Prior to joining Peoples Bank, Mr. Powell served as Controller and Chief Financial Officer of Elk Rivers, Inc., a multinational manufacturer in the fall protection industry. Mr. Powell is a Certified Public Accountant.

H.D. Lawler. Mr. Lawler currently serves as Chief Operations Officer of Peoples Bank. Prior to joining Peoples Bank in September 2002, Mr. Lawler served as Assistant Vice President of Information Protection Services for SouthTrust Bank, a position he held for 20 years.

Steve Stanford. Mr. Stanford currently serves as Executive Vice President - Commercial Lending of Peoples Bank. Prior to joining Peoples Bank in September 2002, Mr. Stanford served as Vice President of Commercial Loans for Regions Bank, a position he held for six years.

Board of Directors

The Altrust board of directors currently consists of seven members, and the Peoples Bank board of directors currently consists of ten members. All directors are elected to hold office until our next annual meeting of shareholders and until their successors have been elected.

Committees

Altrust Board Committees

ESOP Administrative Committee. The ESOP administrative committee has complete control over the administration of our ESOP, with all powers necessary to enable it to carry out properly the provisions of the ESOP. The committee currently consists of Messrs. Cummings, T. Drake and Weldon.

Compensation Committee. The compensation committee, consisting entirely of independent directors, sets the compensation of the executive officers of Altrust and Peoples Bank, administers our Long-Term Incentive Plan and 1995 Stock Option Plan for Outside Directors, and reviews and approves any stock option, stock awards or other benefits under any other plans of Altrust or Peoples Bank. The committee meets annually to review base salaries and incentive bonus levels of the executive officers of Altrust and Peoples Bank and stock options and stock awards under the stock option plans of Altrust. Messrs. Estes, A. Walker and Witcher currently serve as members of the compensation committee.

Peoples Bank Board Committees

Executive Loan Committee. The executive loan committee reviews loan applications which exceed the approval limits of Peoples Bank's loan officers. Upon review, the committee members determine whether the loan is advisable and approve or deny the loan application. The executive loan committee currently consists of Messrs. Estes, Shaw and A. Walker. The Executive Loan Committee members receive annual compensation of $1,200 for their service on the committee.

Asset/Liability Management Committee. The asset liability management committee oversees Peoples Bank's financial position. The committee monitors the volume, mix and maturities of Peoples Bank's assets and liabilities and its funding sources, repricing opportunities and product pricing. Messrs. Estes, Shaw and Witcher currently serve on the asset/liability management committee.

EOP Steering Committee. The information systems steering committee monitors Peoples Bank's technology plans and operations, including the security of confidential customer information, software products and hardware needs. The information systems steering committee currently consists of Messrs. Estes, Tim Walker and Witcher.

Audit Committee. The audit committee, consisting entirely of independent, outside directors, has the responsibility of reviewing Peoples Bank's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed. It recommends to the board of directors the appointment of the independent auditors for the next fiscal year, reviews and approves their audit plan and reviews with the independent auditors the results of the audit and management's response thereto. The Audit Committee also reviews the adequacy of the internal audit budget and personnel, the internal audit plan and schedule, and results of audits performed by the internal audit staff. The Audit Committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The Audit Committee periodically reports its findings to the board of directors. Messrs. T. Drake, W. Drake, Estes, Scott, Shaw, A. Walker, Terry Walker, Tim Walker and Witcher currently serve as the members of the audit committee.

Trust Committee. The trust committee is responsible for and supervises the Peoples Bank Trust Department. Messrs. Cummings, Scott, Shaw and Weldon currently serve on the trust committee.

Director Compensation

Directors Shaw, T. Drake and Scott currently receive annual compensation of $12,000 for attending Peoples Bank's board meeting, plus reimbursement for reasonable travel expenses incurred in attending meetings. The members of the Executive Loan Committee, excluding full-time officers of Peoples Bank, received compensation of $1,200 per year for their service on the committee. Certain of our outside directors, including Messrs. A. Walker, Tim Walker, Terry Walker, W. Drake, Witcher and Estes are eligible to receive stock options under our 1995 Stock Option Plan for Outside Directors. This plan attempts to advance the interests of Altrust by encouraging ownership of our common stock by outside directors, thereby giving such directors an increased incentive to devote their efforts to the success of Altrust. Because Mr. Cummings is an executive officer of Altrust and Peoples Bank, he is not eligible to receive stock options under this plan. However, Mr. Cummings is given the opportunity to receive options under our Long-Term Incentive Plan in lieu of directors fees.

Principal Shareholders

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of July 31, 2002 by each of the following:

- shareholders known by us to own beneficially more than 5% of our common stock;
- executive officers of Altrust and Peoples Bank;
- directors of Altrust and Peoples Bank; and
- all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after July 31, 2002 are deemed outstanding, while these shares are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. Unless otherwise indicated, the address of each beneficial owner listed below is: c/o Altrust Financial Services, Inc., 811 2nd Avenue S.W., Cullman, Alabama 35055-4222.

The percentages of common stock beneficially owned before the offering are based on 4,976,511 shares of common stock beneficially owned as of July 31, 2002, which amount includes all shares subject to options that are exercisable within 60 days of July 31, 2002.

Name	Shares Beneficially Owned Number	Percentage
Altrust Financial Services, Inc. Savings & ESOP Trust (1)	1,194,998	24.0%
U.V. and Merle Haynes (2)	251,520	5.05%
Directors and Executive Officers:		
J. Robin Cummings (3)	1,452,391	29.2%
Tom Drake (4)	1,431,938	28.8%
Whit Drake	25,000	*
N. Jasper Estes	37,016	*
H.D. Lawler	0	*
Lionel Powell	0	*
Dwight Scott (5)	41,052	*
Roy Shaw (6)	39,356	*
Steve Stanford	0	*
Alan Walker (7)	331,685	6.67%
Terry Walker (8)	320,353	6.44%
Tim Walker (9)	290,216	5.83%
Brian Witcher	33,304	*
Kenneth Weldon (10)	1,204,258	24.2%

	Shares Beneficially Owned Number	Percentage
All directors and executive officers as a group (12 persons) (excluding ESOP shares as to which beneficial ownership is disclaimed by the named individuals)	1,621,575	32.6%
All directors and executive officers as a group (12 persons) (including all ESOP shares)	2,816,573	56.6%

---

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Robin Cummings, Tom Drake and Kenneth Weldon are trustees of the Altrust ESOP . As members of the ESOP Administrative Committee, Messrs. Cummings, T. Drake and Weldon have certain voting rights with respect to all of the shares held by the ESOP and may be deemed to have beneficial ownership of all 1,194,998 shares held by the ESOP. However, each of Messrs. Cummings, T. Drake and Weldon disclaims beneficial ownership in the shares held by the ESOP, except for the respective shares allocated to him under the ESOP.

(2) The address for U.V. and Merle Haynes is 6360 Highway 69N, Cullman, Alabama 35055.

(3) Includes 80,876 shares of common stock held of record by Mr. Cummings' wife, Charlotte Cummings, and 18,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of July 31, 2002. Also includes the 1,194,998 shares held by the ESOP of which Mr. Cummings disclaims beneficial ownership, except for 101,834 shares allocated to him under the ESOP.

(4) Includes 7,384 shares held in Mr. Drake's IRA, 3,600 shares held in an IRA for Mr. Drake's wife, Christine Drake, 12,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of July 31, 2002 and the 1,194,998 shares held by the ESOP of which Mr. T. Drake disclaims beneficial ownership.

(5) Includes 8,920 shares held in Mr. Scott's IRA, 4,972 shares held in an IRA for Mr. Scott's wife, Louise Scott, and 18,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of July 31, 2002.

(6) Includes 11,700 shares held in Mr. Shaw's IRA, 8,656 shares held in an IRA for Mr. Shaw's wife, Laudine, and 18,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of July 31, 2002.

(7) Includes 97,872 shares held as joint tenants with Mr. Walker's wife, Amy Walker, 10,700 shares held in an IRA for Mr. Walker, 5,000 shares held in an IRA for Amy Walker, 28,656 shares held in trust for Mr. Walker's son, Lance Walker, 33,456 share held in trust for Mr. Walker's son, Trent Walker, and 14,500 shares held of record by Mr. Walker's wife, Amy Walker, and 18,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of July 31, 2002.

(8) Includes 2,632 shares held in an IRA for Mr. Walker, 1,672 shares held in an IRA for Mr., Walker's wife, Teresa Walker, 14,256 shares held in trust for Mr. Walker's son, Tillman Walker, 25,456 shares held in trust for Mr. Walker's daughter, Whitney Walker, and 5,700 shares held of record by Teresa Walker.

(9) Includes 25,456 shares held in trust for Mr. Walker's daughter, Chelsy Walker, 35,056 shares held in trust for Mr. Walker's daughter, Heather Walker, and 29,296 shares held in trust for Mr. Walker's son, Shannon Walker.

(10) Includes 1,600 shares subject to options that are currently exercisable or will become exercisable within 60 days of July 31, 2002, and 1,194,998 shares held by the ESOP of which Mr. Weldon disclaims beneficial ownership, except the 15,151 shares allocated to him by the ESOP.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain elements of compensation for our chief executive officer for each of the last three calendar years. None of our other executive officers had an annual salary and bonus in excess of $100,000 during the years reported.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/SARs
J. Robin Cummings	2001	$145,000	$ ---	*	8,400(1)
Chief Executive Officer	2000	$135,000	$ ---	*	8,400(1)
	1999	$131,666	$ ---	*	6,000(2)

(1) Includes 2,800 stock options awarded in lieu of directors' fees in compensation for board position with Altrust and 5,600 stock options award in lieu of directors' fees in compensation for service as a director of Peoples Bank.

(2) Includes 2,000 stock options awarded in lieu of directors' fees in compensation for board position with Altrust and 4,000 stock options award in lieu of directors' fees in compensation for service as a director of Peoples Bank.

* Aggregate total of the dollar value of all other compensation for perquisites and other personal benefits does not exceed the lesser of $50,000.00 or ten percent (10%) of the named individual's cash compensation.

Stock Options

In 2001, we issued incentive stock options under Altrust's Long-Term Incentive Plan to our chief executive officer and certain other officers and employees. The following table sets forth certain information regarding the award of these incentive stock options to the executive officers named in the Summary Compensation Table.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%	10%
J. Robin Cummings	8,400	100%	$ 8.45	3/14/2011	$44,604	$113,064

Our chief executive officer did not exercise any options during fiscal year 2001. Shown below is information with respect to unexercised options to purchase shares of our common stock granted in prior years to our chief executive officer and held by him as of July 31, 2002.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

Name	Number of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-the-Money Options At Fiscal Year End (1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
J. Robin Cummings	18,000	28,800	$59,250	$ ---

(1) Represents the value of the option shares (based on the offering price of $7.75 per share) less the exercise price of the options.

Employment Contracts

We have no employment contracts with any executive officer named in the Summary Compensation Table, all of whom are employees at will. Under the terms of our incentive plan, options previously awarded thereunder, but not yet vested for purposes of exercise, are subject to accelerated vesting in the event of a merger or other business combination giving rise to a change in control of Altrust.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of Altrust's board of directors are, and during the last fiscal year were, Alan Walker (Chairman), Jasper Estes and Brian Witcher. No member of the Compensation Committee is an officer or employee of Altrust or Peoples Bank.

Members of the Compensation Committee have been customers of or had banking and financial transactions with Peoples Bank in the ordinary course of business during the last fiscal year. All outstanding loans and other transactions with members of the Compensation Committee were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectability or present other unfavorable features. It is expected that we will continue to have similar transactions in the ordinary course of our business with Compensation Committee members in the future.

Long Term Incentive Plan

Our Long-Term Incentive Plan was adopted by our board of directors and approved by our stockholders in 1995. The purpose of the incentive plan is to promote our success and enhance our value by linking the personal interests of participants to those of our stockholders, and by providing the participants with an incentive for outstanding performance.

The incentive plan authorizes the granting of awards to key employees, including employees who are officers or directors, in the following forms:

- options to purchase shares of common stock, which may be incentive stock options or non-qualified stock options under the U.S. tax code; and
- stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price.

The number of shares initially reserved and available for awards or used to provide a basis of measurement for or to determine the value of an award (such as with a stock appreciation right) issued under the incentive plan is 220,000. No more than 27,500 shares of stock may be granted during any fiscal year under the incentive plan in the form of options and/or stock appreciation rights. In the event that any outstanding award for any reason expires or is terminated, the unexercised shares will again be available for grant under the incentive plan. The total number of shares that may be issued under the incentive plan, and the annual grant limit, have been adjusted to reflect our two-for-one stock splits in 1996 and 2000.

The incentive plan is administered by the Compensation Committee of our board of directors. The Compensation Committee has the power and authority to:

- designate participants;
- determine the type or types of awards to be granted to each participant and their terms and conditions;
- determine the number of awards to be granted;
- accelerate the vesting, exercisability, or lapse of restrictions of any outstanding award;
- establish, adopt, or revise any rules and regulations necessary or advisable to administer the incentive plan; and
- make all other decisions and determinations that may be required under the incentive plan.

All options or awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the Compensation Committee. The exercise price for any option will not be less than 50% of the fair market value of our common stock as of the date of the grant.

The Compensation Committee determines the vesting and exercisability requirements of the options upon grant. Under the incentive plan, all of a participant's outstanding awards will vest and become fully exercisable upon the following events:

- the participant's death;
- the participant's disability;
- a change in control of Altrust (as defined in the incentive plan); or
- acceleration in the discretion of the Compensation Committee.

In the event of a corporate transaction involving Altrust (including any stock dividend, stock split, merger, or related transaction), the shares subject to each award will be adjusted proportionately and exchanged for the number and class of shares for which our common stock is exchanged, without any change in the aggregate purchase price for the shares subject to such award.

The Compensation Committee may at any time terminate, amend, or modify the incentive plan with approval of our board of directors. The Compensation Committee must have the approval of the stockholders in order to make the following changes:

- increase the total number of shares of stock that may be issued under the incentive plan;
- modify the eligibility requirements for participation in the incentive plan; and
- materially increase the benefits accruing to participants under the incentive plan.

As provided in the incentive plan, it is the compensation committee's intent to grant to our Chief Executive Officer, as long as our 1995 Stock Option Plan for Outside Directors is in effect, an option to purchase 8,400 shares on each November 1 if he is serving as a director of Altrust and elects in writing to receive options in lieu of director fees. This option number has been adjusted to reflect our stock splits.

1995 Stock Option Plan for Outside Directors

Our 1995 Stock Option Plan for Outside Directors was adopted by our board of directors and approved by our stockholders in 1995. The purpose of the director plan is to advance our interests by encouraging stock ownership by certain non-employee directors, giving such directors an increased incentive to devote their efforts to our success. Each member of our board of directors who is not a current or former employee of Altrust (or a member of the immediate family of a current or former employee) is a participant in the director plan. As of the date of this offering circular, there are six persons eligible to participate.

The total number of shares of common stock for which options may be granted under the director plan is 300,000 shares, subject to adjustment in accordance with the director plan. In the event that any outstanding option for any reason expires or is terminated prior to the end of the period during which options may be granted, the unexercised shares will again be available for grant under the director plan. The total number of shares that may be issued under the director plan and the annual grant amounts have been adjusted to reflect our stock splits.

The director plan authorizes the grant of non-qualified stock options to eligible non-employee directors. The exercise price for each option granted under the director plan will be the fair market value of the stock on the date of grant, and option grants under the director plan are automatic each November 1. On each such grant date, each eligible non-employee director will receive an option to purchase 8,400 shares.

Each option granted under the director plan will vest in full on the fifth anniversary of its grant date and will, to the extent not previously exercised, terminate on the date ten years after its grant date. In the event an optionee ceases to be a director because of death, retirement, or failure to be reelected or re-nominated as a director, his or her options under the director plan will vest in full and will become immediately exercisable. If the optionee ceases to be a director for any other reason, all vesting will stop. Upon termination as a director without cause, any vested options then held by the director under the director plan will lapse after 90 days, or after one year in the event of the optionee's death, but no option will remain exercisable past its original 10-year term. If an optionee is removed for cause, his or her options held under the director plan will lapse immediately.

In the event of a corporate transaction involving Altrust (including any stock dividend, stock split, merger, or related transaction), the number of shares subject to the director plan and the share amounts and exercise price of the then-outstanding options will be adjusted proportionately. In the event of a merger or restructuring in which Altrust is not the surviving company, its shares are converted into other property or securities, or more than 50% of its voting securities are exchanged, then any surviving corporation must substitute similar options for those outstanding under the director plan. If there is no surviving corporation from such a transaction, all outstanding options will expire.

The director plan will expire in 2008, and our board of directors may terminate or amend the director plan at any time prior to such date. The board must have the approval of the stockholders in order to make any of the following changes:

- increase the total number of shares of stock that may be issued under the incentive plan (other than under the adjustment provision of the director plan)
- change the expiration date of the director plan
- change the number of shares subject to each option (other than under the adjustment provision)
- change the exercise price for the options
- change the eligibility provisions of the director plan
- materially increase the benefits accruing to participants under the incentive plan.

The above changes (other than an increase in the share total) may not be made more than once every six months other than to comply with certain legal provisions. No amendment of the director plan may affect the rights under outstanding options without the optionee's written consent.

CERTAIN TRANSACTIONS

Three of our directors, Alan Walker, Terry Walker and Tim Walker, own a company, Walker Brothers, Ltd., which is engaged in the building and supplies business. Peoples Bank and Walker Brothers have an existing business relationship involving construction services, leasing services and commercial lending. Since 1977, Walker Brothers Ltd. has provided construction and remodeling of all of the offices owned by Peoples Bank. The amounts paid by Peoples Bank to Walker Brothers under this business relationship were $248,741, $216,912 and $85,425 for the years ended December 31, 2001, 2000 and 1999, respectively, constituting less than 5% of Walker Brothers' annual gross revenue. Peoples Bank also leases its Baileyton branch office from Walker Brothers. The leased space is a unit in a commercial building located on Alabama Highway 69N in Baileyton, Alabama. The lease, entered into on February 1, 2001, has an initial term of five years, with the option to renew every five years. The rent is $800.00 per month during the initial five year term of the lease, which amount will be re-negotiated at the time of renewal of the lease. Walker Brothers has had outstanding indebtedness owed to Peoples Bank pursuant to several commercial loans. The aggregate amounts outstanding under these loans, all of which have been guaranteed by the principals of Walker Brothers, were $3,481,593, $3,879,503 and $2,459,453 for the years ended December 31, 2001, 2000 and 1999, respectively. Principals of Walker Brothers also had aggregate loans of $1,920,917, $2,532,830 and $2,109,965 outstanding at these dates, including guarantees of persons and entities other than Walker Brothers.

Preferred Real Estate Incorporated, a real estate appraisal firm owned by the daughter of Roy Shaw, Chairman of the Board of Peoples Bank, performs real estate evaluations for Peoples Bank on an as-requested basis. During the year ended December 31, 2001, Peoples Bank paid Preferred Real Estate Incorporated $54,450 for services rendered. This amount represented 100% of the Preferred Real Estate's consolidated gross revenues for the year.

Certain of our directors, officers, and principal shareholders and their associates were customers of, or had banking and financial transactions with Peoples Bank in the ordinary course of business. Some of Altrust's directors or the directors of Peoples Bank are directors, officers, trustees, or principal securities holders of corporations or other organizations which also were customers of, or had banking and financial transactions with the Peoples Bank in the ordinary course of business.

All outstanding loans and other transactions with the directors, officers, and principal shareholders of Altrust and Peoples Bank were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of credit extended to directors, executive officers, and principal shareholders as of July 31, 2002 was $8.8 million or 27.9% of our shareholders' equity. It is expected that Peoples Bank will continue to have similar transactions in the ordinary course of its business with such individuals and their associates in the future.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and banks are extensively regulated under both federal and state law. The following discussion summarizes certain statutes, rules and regulations affecting Altrust and Peoples Bank. This summary is qualified in its entirety by reference to the statutory and regulatory provisions referred to below and elsewhere and is not intended to be an exhaustive description of the statutes or regulations applicable to Altrust's and our banks' businesses. Any change in the applicable law or regulations may have a material effect on our business.

Supervision, regulation, and examination of holding companies and banks by the bank regulatory agencies are intended primarily for the protection of depositors rather than holders of our common stock.

Holding Company Regulation

General

Altrust is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and a financial holding company within the meaning of the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). Altrust is subject to supervision, examination, and reporting by the Federal Reserve. The State of Alabama does not regulate bank holding companies. Altrust is required to file with the Federal Reserve periodic reports and any additional information as the Federal Reserve may require. The Federal Reserve regularly examines Altrust and may examine its subsidiaries.

Investment Activities

The BHC Act requires prior Federal Reserve approval for, among other things:

- the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank; and

- a merger or consolidation of a bank holding company with another bank holding company.

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well-capitalized and well-managed and meet certain other conditions can elect to become "financial holding companies." As such, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, board insurance agency activities, merchant bank, and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Altrust received approval as a financial holding company on April 23, 2000, but has not yet engaged in any financial holding company activities permitted under the GLB Act.

Source of Financial Strength

Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, if a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments which qualify as capital under regulatory rules. However, any loans from the bank holding company to such subsidiary banks will likely be unsecured and subordinated to such bank's depositors and perhaps to other creditors of that bank.

Transactions With Affiliates

Altrust is a legal entity separate and distinct from Peoples Bank. Various legal limitations restrict Peoples Bank from lending or otherwise supplying funds to Altrust. Altrust and Peoples Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions", which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Altrust and Peoples Bank also are subject to Section 23B of the Federal Reserve Act, which generally limits covered and other transactions among affiliates to terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as prevailing at the time for transactions with unaffiliated companies.

Bank Regulation

General

Peoples Bank is an Alabama bank whose deposits are insured primarily by the FDIC's Bank Insurance Fund, and also by the FDIC's Savings Association Insurance Fund. Peoples Bank is subject to regulation and examination by the Alabama Superintendent of Banks and by its primary federal regulator, the FDIC. The Alabama Superintendent of Banks and the FDIC regulate and monitor all of Peoples Bank's operations, including reserves, loans, mortgages, payments of dividends, interest rates, and the establishment of branches. Interest and other charges collected or contracted for by Peoples Bank will be subject to state usury laws and certain federal laws concerning interest rates.

The powers of Alabama-chartered banks include certain provisions designed to provide these banks with competitive equality to the powers of national banks regulated by the Office of the Comptroller of the Currency. The GLB Act permits banks to engage in "financial activities" through subsidiaries similar to that permitted financial holding companies.

Dividends

Various statutes limit Peoples Bank's ability to pay dividends, extend credit or otherwise supply funds to us. We expect dividends from Peoples Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock.

Altrust is a legal entity separate and distinct from Peoples Bank. The prior approval of the FDIC and/or the Alabama Superintendent is required if the total of all dividends declared by an Alabama non-member bank (such as Peoples Bank) in any calendar year will exceed the sum of that bank's net profits for the year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. During 2001, Peoples Bank paid cash dividends of $750,000 to Altrust.

In addition, Altrust and Peoples Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital. The appropriate federal and state regulatory authorities are authorized to determine, under certain circumstances relating to the financial condition of a bank or a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of those dividends. The FDIC and the Alabama Superintendent have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The FDIC and the Alabama Superintendent also have indicated that financial depository institutions should generally pay dividends only out of current operating earnings.

Safety and Soundness

The FDIC has adopted the Federal Financial Institutions Examination Council's ("FFIEC") updated statement of policy entitled "Uniform Financial Institutions Rating System" ("UFIRS"). UFIRS is an internal rating system used by the federal and state regulators for assessing the soundness of financial institutions on a uniform basis and for identifying those institutions requiring special supervisory attention. Under UFIRS, each financial institution is assigned a confidential composite "CAMELS" rating based on an evaluation and rating of six essential components of an institution's financial condition and operations including Capital adequacy, Asset quality, Management, Earnings, Liquidity and Sensitivity to market risk. For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates. When regulators evaluate this component, consideration is expected to be given to: management's ability to identify, measure, monitor, and control market risk; the institution's size; the nature and complexity of its activities and its risk profile, and the adequacy of its capital and earnings in relation to its level of market risk exposure. Market risk is rated based upon, but not limited to, an assessment of the sensitivity of the financial institution's earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices, or equity prices; management's ability to identify, measure, monitor and control exposure to market risk; and the nature and complexity of interest rate risk exposure arising from non-trading positions.

Capital Regulations

The Federal Reserve and the FDIC have adopted risk-based capital guidelines for bank holding companies and state non-member banks, respectively. The guideline for a minimum ratio of capital to risk-weighted assets, including certain off-balance-sheet activities, such as standby letters of credit, is 8%. At least half of the total capital must consist of Tier 1 Capital, which includes common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill. The remainder may consist of Tier 2 Capital, which includes non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt and intermediate term preferred stock and up to 45% of the pretax unrealized holding gains on available-for-sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance.

In addition, the federal agencies have established minimum leverage ratio guidelines for bank holding companies, national banks, and state banks, which provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3.0%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve and the FDIC have not advised us of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio. The Alabama Superintendent has required Peoples Bank to maintain a 7% Leverage Capital Ratio in connection with its approval of our purchase of the Marshall County branches.

FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% -- or 3% in certain circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The following table sets forth the capital information of Altrust and Peoples Bank as of December 31, 2001 (in thousands):

	Capital Adequacy			
	Altrust		Peoples Bank	
	Amount	Percentage	Amount	Percentage
Leverage Ratio:				
Actual	$21,650	10.11%	$22,265	10.41%
Minimum Required (1)	$10,709	5.00%	$10,698	5.00%
Risk-Based Capital:				
Tier 1 Capital:				
Actual	$21,650	15.22%	$22,265	15.67%
Minimum Required	$8,538	6.00%	$8,524	6.00%
Total Capital:				
Actual	$23,389	16.44%	$24,004	16.90%
Minimum Required	$14,229	10.00%	$14,206	10.00%

(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

Altrust and Peoples Bank are subject to the Community Reinvestment Act ("CRA"), and the federal banking agencies' regulations thereunder. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to:

- charter a national bank
- obtain deposit insurance coverage for a newly-chartered institution
- establish a new branch office that accepts deposits
- relocate an office
- merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Peoples Bank's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (i) demographic data about the community; (ii) the institution's capacity and constraints; (iii) the institution's product offerings and business strategy; and (iv) data on the prior performance of the institution and similarly situated lenders. Financial holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in financial holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliated companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Consumer Regulations

Interest and certain other charges collected or contracted for by Peoples Bank are subject to state usury laws and certain federal laws concerning interest rates. Peoples Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

FDIC Insurance Assessments

Peoples Bank is subject to FDIC deposit insurance assessments. Peoples Bank's deposits are primarily insured by the FDIC's Bank Insurance Fund. The FDIC utilizes a risk-based deposit insurance premium schedule to determine the assessment rates for Bank Insurance Fund-insured depository institutions. Each financial institution is assigned to one of three capital groups:

- well capitalized;
- adequately capitalized; or
- undercapitalized.

Each financial institution is further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state regulators and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. The FDIC is presently considering whether to charge deposit insurance premiums based upon management weaknesses and whether the bank's underwriting practices, concentrations of risk, and growth are undisciplined or outside industry norms.

The BIF assessment rates currently range from zero basis points on deposits for a financial institution in the highest category, to 27 basis points on deposits for an institution in the lowest category. In addition, the Deposit Insurance Funds Act of 1996 authorized the FDIC to collect The Financing Corporation ("FICO") deposit assessments on Bank Insurance Fund and Savings Association Insurance Fund-assessable deposits at the same rate. FICO assessments are set quarterly, and in 2001 ranged from 1.84 to 1.96 basis points. The FICO assessment rate for the second quarter of 2002 is 1.72 basis points of assessable deposits. Peoples Bank paid no insurance premiums in 1999 through 2001, and paid FICO assessments of $19,069, $27,352, and $29,842, in each of these years. The FDIC has indicated that it is considering increasing its assessment rates due to reductions in FDIC reserves.

Enforcement Policies and Actions

The FDIC and the Alabama Superintendent monitor compliance with laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties of up to $1 million per day, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Altrust and Peoples Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits.

The monetary policies of the Federal Reserve historically have had a significant effect on the operating results of commercial banks and will continue to do so in the future. The conditions in the national and international economies and money markets, as well as the actions and changes in policy by monetary and fiscal authorities, and their effect on Altrust and Peoples Bank cannot be predicted.

Legislative and Regulatory Changes

On October 26, 2001, new anti-terrorism legislation, the International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001, was enacted into law. This law restricts money laundering by terrorists in the United States and abroad. This Act specifies new "know your customer" requirements that will obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the act's money laundering provisions in making decisions regarding approval of acquisitions and mergers. In addition, sanctions for violations of the act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

Legislative and regulatory proposals regarding changes in banking laws, the regulation of banks, thrifts and other financial institutions, as well as bank and bank holding company powers are being considered by the executive branch of the Federal government, Congress and various state governments, including Alabama. The FDIC has proposed comprehensive deposit insurance reform legislation. Other proposals pending in Congress would, among other things, allow banks to pay interest on checking accounts and to establish interstate branches *de novo*. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any of these proposals will be adopted, and, if adopted, how these proposals will affect us.

SHARES ELIGIBLE FOR FUTURE SALE

If all shares offered are sold in this offering, 5,511,672 shares of our common stock will be issued and outstanding. The 645,161 shares offered in this offering will be freely tradable without restriction or further registration unless purchased by our "affiliates." As defined in Rule 144 under the Securities Act, an "affiliate" of the issuer is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with that issuer, and would generally include members of the boards of directors of Altrust and Peoples Bank, executive officers of Altrust and Peoples Bank, and holders of 5% or more of Altrust's common stock.

In general, under Rule 144, any affiliate who purchases shares pursuant to this offering is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of our common stock, which would be equal to approximately 55,117 shares if all of the shares offered by this offering circular are sold in this offering, and the average weekly trading volume in our common stock during the four calendar weeks prior to the proposed sale. Sales under Rule 144 are also subject to provisions regarding the manner of sale, notice requirements, and the availability of current public information about us. A shareholder, or a group of shareholders whose shares are aggregated, who has not been an affiliate of Altrust for at least 90 days prior to a proposed sale and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the value or other limitations described above.

Upon the completion of the offering, there will be outstanding options to purchase approximately 59,600 shares of our common stock under Long-Term Incentive Plan and approximately 170,400 shares of our common stock under our 1995 Stock Option Plan for Outside Directors. Each of the outstanding options under the Long-Term Incentive Plan will become ratably vested after a period of five years from the date of grant and each of the outstanding options under the 1995 Stock Option Plan for Outside Directors will become ratably vested after a period of five years from the date of the grant. For additional information regarding these options, see "Executive Compensation."

No active trading market exists for our common stock, and we have no reason to believe that an active trading market will develop in the foreseeable future. There are no present plans for the common stock to be listed or qualified for trading on any stock exchange or in the Nasdaq over-the-counter market. As a result, no prediction can be made of the effect, if any, that this offering will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of equity securities. See "Risk Factors."

DESCRIPTION OF OUR COMMON STOCK

The following information concerning our common stock summarizes provisions of our articles of incorporation and bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our articles of incorporation and bylaws and the corporate laws of the State of Alabama.

Common Stock

General

Our articles of incorporation authorize our board of directors to issue a maximum of 10,000,000 shares of common stock, $0.01 par value. As of the date of this offering circular, approximately 4,866,511 shares of our common stock were issued and outstanding. In addition, a total of approximately 230,000 shares of our common stock are subject to outstanding employee stock options and director stock options.

Voting Rights

The holders of our common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to our board of directors.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock. Our shareholders may remove directors with or without cause by majority of the votes cast.

Dividend Rights

Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available. Generally, cash dividends may not render us insolvent. See "Market Information and Dividends."

Preemptive Rights

The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that we may issue.

Assessment and Redemption

The shares of common stock presently outstanding are fully paid and nonassessable. There is no provision for redemption or conversion of our common stock.

Liquidation Rights

If we liquidate, dissolve, or wind-up, whether voluntarily or involuntarily, then the holders of our common stock, and the holders of any class or series of stock entitled to participate with our common stock in the distribution of assets, will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities, or after adequate provision is made, and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Transfer Agent and Registrar

Peoples Bank is the transfer agent and registrar of our common stock.

Preferred Stock

Our articles of incorporation do not currently authorize the board of directors to issue any shares of preferred stock. Any amendment to the articles of incorporation authorizing the issuance of preferred stock will require the prior approval of the holders of a majority of our common stock then issued and outstanding.

LEGAL MATTERS

The legality of the shares of common stock to be issued in this offering has been passed upon by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The financial statements included in this offering circular, to the extent and for the periods indicated in their reports, have been audited by Mackle, Splawn, Tindall & McDonald, LLP, independent public accountants, as indicated in their reports with respect to the financial statements. These financial statements and the information derived from the report referenced in them are included in this prospectus in reliance upon the authority of Mackle, Splawn, Tindall & McDonald, LLP as an expert in giving these kinds of reports.

INDEMNIFICATION

The Alabama Business Corporation Act permits, under specified circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, to which an officer, director, employee or agent was or is a party or is threatened to be made a party, by reason of his action in a capacity for, or at the request or, a corporation. To the extent that the officer, director, employee or agent is successful in defending any suit, Alabama law provides that he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the suit.

Our bylaws provide for the indemnification of our directors, officers, employees and agents in accordance with the Alabama Business Corporation Act. Alabama law also provides that, with specified exceptions, these rights will not be deemed exclusive of and shall be in addition to those indemnification rights which may be contained in our articles of incorporation, our bylaws or any resolution or agreement approved by a majority of our shareholders or a majority of disinterested directors. Our bylaws provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents, as well as others serving at their request, against any liabilities asserted against these individuals whether or not we would have the power to indemnify these individuals against liability under the Alabama Business Corporation Act. We have purchased and maintain this insurance.

Any indemnification for liabilities arising under the Securities Act of 1933 for our directors, officers and controlling persons is, in the opinion of the SEC, against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Under our bylaws, we are required to indemnify our directors, officers, employees and agents against the obligation to pay expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, if the actions of the party being indemnified met the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met shall be made by:

- our board of directors by majority vote of a quorum consisting of disinterested directors;
- independent legal counsel; or
- an affirmative vote of the majority of the shareholders.

No indemnification may be made by or on behalf of a director, officer, employee or agent:

- in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
- in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by him.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Altrust pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ALTRUST FINANCIAL SERVICES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALTRUST FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Altrust Financial Services, Inc.
Cullman, Alabama

We have audited the accompanying consolidated balance sheets of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Mackle, Splawn, Tindall + McDonald, LLP

January 24, 2002, except for Note 23 as to which the date is June 3, 2002

Reply To: P.O. Box 55765 ▫ Birmingham, AL 35255
2100 16th Avenue, So. ▫ Ash Place, Suite 300 ▫ Birmingham, AL 35205 ▫ (205) 933-7822 ▫ Fax (205) 933-7944

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	DECEMBER 31, 2001	DECEMBER 31, 2000	DECEMBER 31, 1999	JUNE 30, 2002 (UNAUDITED)
Cash and due from banks	$ 7,870,453	$ 7,854,762	$ 7,849,335	$ 14,628,363
Federal funds sold	16,493,476	1,474,856	2,063,370	24,674,608
Total cash and cash equivalents	24,363,929	9,329,618	9,912,705	39,302,971
Securities available for sale	19,295,085	19,906,303	12,845,813	36,908,123
Securities held to maturity, fair value of $371,154 in 2000 and $5,494,385 in 1999	0	371,186	5,472,559	0
Loans	147,128,146	153,456,942	142,144,552	194,418,211
Less: Unearned income	9,167	52,146	129,327	2,451
Allowance for loan losses	1,739,361	1,324,087	1,205,972	2,430,235
Net loans	145,379,618	152,080,709	140,809,253	191,985,525
Premises and equipment, net	6,609,223	6,003,444	4,733,192	10,656,388
Accrued interest and dividends	1,865,924	1,903,180	1,681,371	2,214,686
Other real estate	1,436,777	655,138	480,004	1,315,187
Intangibles, net	1,400,750	1,541,263	1,681,776	6,235,565
Other assets	1,468,204	1,252,302	1,529,190	1,268,260
TOTAL ASSETS	$ 201,819,510	$ 193,043,143	$ 179,145,863	$ 289,886,705

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	DECEMBER 31, 2001	DECEMBER 31, 2000	DECEMBER 31, 1999	JUNE 30, 2002 (UNAUDITED)
Liabilities				
Deposits:				
Noninterest-bearing	$ 28,515,671	$ 23,661,079	$ 23,810,900	$ 43,616,566
Interest-bearing	143,955,751	131,306,597	105,514,643	202,502,100
Total deposits	172,471,422	154,967,676	129,325,543	246,118,666
Capitalized lease obligation	0	0	0	2,561,421
Borrowed funds	0	9,300,000	24,500,000	0
Company guaranteed debt of ESOP	3,741,733	4,855,331	5,049,438	3,596,000
Other short-term borrowings	138,757	398,461	415,900	423,457
Securities sold under agreement to repurchase	0	0	0	3,331,985
Accrued interest	601,233	875,497	547,819	761,787
Other liabilities	1,708,494	1,779,255	1,664,290	1,494,090
Total liabilities	178,661,639	172,176,220	161,502,990	258,287,406
Shareholders' equity				
Common stock, par value $.01 per share, 10,000,000 shares authorized, 3,965,764, 3,964,964 and 1,979,482 shares issued as of December 31, 2001, 2000 and 1999 (4,863,311 (unaudited) as of June 30, 2002)	39,658	39,650	19,795	48,633
Capital surplus	4,885,111	4,877,119	4,836,974	11,715,724
Retained earnings	21,868,300	20,816,065	18,172,740	23,236,462
Accumulated comprehensive income (loss)	106,535	(10,580)	(337,198)	194,480
Total	26,899,604	25,722,254	22,692,311	35,195,299
Less unearned compensation related to ESOP debt	3,741,733	4,855,331	5,049,438	3,596,000
Total shareholders' equity	23,157,871	20,866,923	17,642,873	31,599,299
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 201,819,510	$ 193,043,143	$ 179,145,863	$ 289,886,705

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,	
	2001	2000	1999	2002 (UNAUDITED)	2001 (UNAUDITED)
Interest income					
Interest and fees on loans	$ 14,831,529	$ 14,057,221	$ 12,516,184	$ 6,679,206	$ 7,498,333
Interest and dividends on investment securities:					
Taxable securities	989,874	991,271	801,336	294,304	560,339
Securities exempt from federal income taxes	85,001	142,539	183,705	36,135	50,720
Interest on federal funds sold	321,773	199,933	229,229	195,935	153,826
Total interest income	16,228,177	15,390,964	13,730,454	7,205,580	8,263,218
Interest expense					
Interest on deposits	6,178,775	5,482,391	4,633,485	2,066,661	3,366,711
Interest on borrowed funds	463,955	1,440,359	946,674	98,418	314,702
Total interest expense	6,642,730	6,922,750	5,580,159	2,165,079	3,681,413
Net interest income	9,585,447	8,468,214	8,150,295	5,040,501	4,581,805
Provision for loan losses	740,336	352,762	295,743	877,358	406,760
Net interest income after provision for loan losses	8,845,111	8,115,452	7,854,552	4,163,143	4,175,045
Noninterest income					
Service charges on deposits	2,286,809	1,914,218	1,773,840	1,356,938	1,061,537
Insurance commissions	260,834	253,583	336,255	83,848	134,781
Mortgage fee income	0	3,553	53,349	0	0
Investment securities gains	56,482	0	0	35,616	50,731
Other operating income	350,180	374,604	375,744	198,536	252,265
Total noninterest income	2,954,305	2,545,958	2,539,188	1,674,938	1,499,314
Noninterest expenses					
Salaries and employee benefits	3,518,678	3,542,944	2,889,793	1,774,223	1,740,069
Occupancy and equipment expense	1,062,882	828,038	672,206	512,363	475,194
Other operating expenses	2,538,006	2,028,152	2,016,884	1,431,178	1,185,836
Total noninterest expenses	7,119,566	6,399,134	5,578,883	3,717,764	3,401,099
Income before income taxes	4,679,850	4,262,276	4,814,857	2,120,317	2,273,260
Provision for income taxes	1,644,733	1,618,951	1,668,895	752,155	799,416
NET INCOME	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844
(Restated 1999 for stock split)					
Average shares outstanding - basic	3,965,694	3,959,866	3,945,526	4,322,313	3,965,480
Average shares outstanding - diluted	4,206,834	4,173,908	4,129,530	4,564,777	4,187,431
Net income per share - basic	$ 0.77	$ 0.67	$ 0.80	$ 0.32	$ 0.38
Net income per share - diluted	$ 0.72	$ 0.63	$ 0.77	$ 0.30	$ 0.35
Dividends declared per share	$ 0.50	$ 0.00	$ 0.00	$ 0.00	$ 0.50

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	YEARS ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,	
	2001	2000	1999	2002 (UNAUDITED)	2001 (UNAUDITED)
Net income	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844
Other comprehensive income, net of tax:					
Current year holding gains (losses)	151,004	326,618	(363,663)	109,315	26,381
Reclassification adjustment (gains included in net income, net of tax)	(33,889)	0	0	(21,370)	(30,439)
Effect of comprehensive income	117,115	326,618	(363,663)	87,945	(4,058)
COMPREHENSIVE INCOME	$ 3,152,232	$ 2,969,943	$ 2,782,299	$ 1,456,107	$ 1,469,786

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Comprehensive Income (loss)	Unearned Compensation Re: ESOP Debt	Total
Balance, December 31, 1998	$ 19,295	$ 4,049,974	$ 15,026,778	$ 26,465	$ 0	$ 19,122,512
Issuance of 50,000 shares to ESOP	500	787,000	0	0	0	787,500
Net change in unrealized (losses) on securities	0	0	0	(363,663)	0	(363,663)
Net income - 1999	0	0	3,145,962	0	0	3,145,962
Debt obligation of ESOP	0	0	0	0	(5,212,856)	(5,212,856)
Reduction of ESOP debt	0	0	0	0	163,418	163,418
Balance, December 31, 1999	19,795	4,836,974	18,172,740	(337,198)	(5,049,438)	17,642,873
Stock split (2 for 1)	19,795	(19,795)	0	0	0	0
Issuance of 6,000 shares upon exercise of options	60	59,940	0	0	0	60,000
Net change in unrealized gains on securities	0	0	0	326,618	0	326,618
Net income - 2000	0	0	2,643,325	0	0	2,643,325
Reduction of ESOP debt	0	0	0	0	194,107	194,107
Balance, December 31, 2000	39,650	4,877,119	20,816,065	(10,580)	(4,855,331)	20,866,923
Issuance of 800 shares upon exercise of options	8	7,992	0	0	0	8,000
Dividends declared	0	0	(1,982,882)	0	0	(1,982,882)
Net change in unrealized gains on securities	0	0	0	117,115	0	117,115
Net income - 2001	0	0	3,035,117	0	0	3,035,117
Reduction of ESOP debt	0	0	0	0	1,113,598	1,113,598
Balance, December 31, 2001	39,658	4,885,111	21,868,300	106,535	(3,741,733)	23,157,871
(Unaudited): Issuance of 8,000 shares upon exercise of options	80	71,520	0	0	0	71,600
Sale of 889,547 shares (refer to Note 23)	8,895	6,759,093	0	0	0	6,767,988
Net change in unrealized gains on securities	0	0	0	87,945	0	87,945
Net income	0	0	1,368,162	0	0	1,368,162
Reduction of ESOP debt	0	0	0	0	145,733	145,733
Balance, June 30, 2002 (unaudited)	$ 48,633	$ 11,715,724	$ 23,236,462	$ 194,480	$ (3,596,000)	$ 31,599,299

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,	
	2001	2000	1999	2002 (UNAUDITED)	2001 (UNAUDITED)
Cash flows from operating activities					
Net income	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844
Adjustments to reconcile net income to net cash provided by operating activities					
Provision for loan losses	740,336	352,762	295,743	877,358	406,760
Write down of other real estate	209,748	56,000	66,712	37,923	82,508
Depreciation, amortization and accretion, net	519,374	288,177	218,884	335,537	187,326
Deferred tax provision	(84,000)	(13,000)	(103,000)	(222,000)	(62,000)
(Gain) loss on sale of securities	(56,482)	0	0	(35,616)	(50,731)
(Gain) loss on disposition of other real estate	8,776	9,075	17,070	8,923	(3,657)
(Gain) loss on disposition of fixed assets	0	12,289	0	(8,742)	0
(Increase) decrease in accrued interest and dividends receivable	37,256	(221,809)	(105,399)	12,287	(266,065)
Increase (decrease) in accrued interest payable	(274,264)	327,678	42,319	(176,037)	106
Other, net	(276,290)	224,982	634,374	222,294	(152,759)
Net cash provided by operating activities	3,859,571	3,679,479	4,212,665	2,420,089	1,615,332
Cash flows from investing activities					
Net cash received in acquisition of branches	0	0	0	14,348,611	0
Proceeds from sales of investment securities available for sale	3,896,438	532,500	0	2,097,392	1,754,251
Proceeds from maturities and calls of investment securities available for sale	22,466,973	30,155,501	19,913,718	6,627,283	20,382,694
Purchases of investment securities available for sale	(25,491,547)	(37,012,657)	(18,507,128)	(26,185,967)	(23,151,499)
Proceeds from maturities of investment securities held to maturity	370,000	5,100,000	765,000	0	240,000
Purchases of investment securities held to maturity	0	0	(5,000,387)	0	0
Net (increase) decrease in loans	4,473,620	(12,204,239)	(11,661,040)	10,954,203	(958,293)
Purchases of premises and equipment	(992,426)	(1,625,302)	(1,040,344)	(616,808)	(504,110)
Proceeds from disposition of other real estate	486,972	339,812	547,178	430,454	198,124
Net proceeds from disposition of fixed assets	0	5,000	0	11,980	0
Net cash provided by (used in) investing activities	$ 5,210,030	$ (14,709,385)	$ (14,983,003)	$ 7,667,148	$ (2,038,833)

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	YEARS ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,	
	2001	2000	1999	2002 (UNAUDITED)	2001 (UNAUDITED)
Cash flows from financing activities					
Net increase (decrease) in non-interest bearing deposits	$ 4,854,592	$ (149,821)	$ 548,322	$ (15,144,067)	$ 3,492,071
Net increase in interest bearing deposits	12,649,154	25,791,954	(7,095,724)	9,573,098	14,124,791
Net increase (decrease) in brokered deposits	(2,000,000)	2,000,000	0	0	0
Net increase (decrease) in short-term borrowings	(259,704)	(17,439)	330,939	284,700	32,413
Net increase in retail repurchase agreement	0	0	0	0	0
Borrowed funds increase (decrease)	(7,300,000)	(17,200,000)	16,500,000	3,331,985	(7,300,000)
Dividends paid	(1,982,882)	0	0	0	(1,982,882)
Proceeds from sale of stock	3,550	22,125	787,500	6,932,089	3,550
Costs related to sale of stock	0	0	0	(126,000)	0
Net cash provided by financing activities	5,964,710	10,446,819	11,071,037	4,851,805	8,369,943
Net increase (decrease) in cash and cash equivalents	15,034,311	(583,087)	300,699	14,939,042	7,946,442
Cash and cash equivalents, beginning	9,329,618	9,912,705	9,612,006	24,363,929	9,329,618
CASH AND CASH EQUIVALENTS, ENDING	$ 24,363,929	$ 9,329,618	$ 9,912,705	$ 39,302,971	$ 17,276,060
Supplemental disclosures					
Cash paid for interest	$ 6,916,994	$ 6,595,072	$ 5,537,840	$ 2,004,525	$ 3,681,307
Cash paid for income taxes	$ 1,735,256	$ 1,688,893	$ 1,773,091	$ 990,354	$ 858,098
Loans transferred to foreclosed real estate	$ 1,487,135	$ 580,021	$ 639,441	$ 355,709	$ 433,030
Net increase in unrealized gain (loss) on securities available for sale	$ 195,192	$ 544,363	$ (606,105)	$ 146,575	$ (6,417)
Exercise of stock options - reduced deferred compensation and increased common stock and capital surplus	$ 4,450	$ 37,875	$ 0	$ 33,500	$ 4,450
Land and building acquired under capitalized lease	$ 0	$ 0	$ 0	$ 2,560,402	$ 0
Acquisition of branches:					
Deposits and other liabilities assumed	$ 0	$ 0	$ 0	$ 79,554,804	$ 0
Fixed assets	0	0	0	(1,080,565)	0
Loans	0	0	0	(58,793,177)	0
Accrued interest receivable	0	0	0	(361,049)	0
Intangibles and other assets	0	0	0	(4,971,402)	0
Cash received in acquisition	$ 0	$ 0	$ 0	$ 14,348,611	$ 0

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Altrust Financial Services, Inc. (the Company) and its wholly owned subsidiary, Peoples Bank of North Alabama (and its wholly owned subsidiaries, Southern Insurance of Cullman, Inc. and Altrust Billing Services, Inc.) collectively (the Bank). All significant intercompany balances and transactions have been eliminated.

Nature of operations

The Company is a bank holding company headquartered in Cullman, Alabama, which owns a bank operating in several branch offices located in central and north Alabama. The Bank is engaged in a full range of banking services. See Note 20 for further discussion of the Bank's subsidiaries' business operations.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment securities

Trading Securities: Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

1. **Summary of significant accounting policies (continued)**

Investment securities (continued)

Securities Held to Maturity: Government, Federal agency, state, county and municipal and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interest in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available for Sale: Securities available for sale consist of investment securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Declines in the fair value of individual held to maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

The Company and its subsidiaries have no trading securities.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and unearned discounts.

Unearned discounts on a few installment loans are recognized as income over the term of the loans using a method that approximates the interest method. Interest on all other loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance of the loans.

1. Summary of significant accounting policies (continued)

Loans (continued)

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of the estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The carrying values of assets traded in are used to adjust the carrying values of the new assets acquired by trade. Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations.

Depreciation is provided generally by accelerated and straight-line methods based on the estimated useful lives of the respective assets.

Foreclosed real estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Income taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, accumulated depreciation, and accrued employee benefits for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiaries file a consolidated federal income tax return. The subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

Earnings per common share

Earnings per common share are calculated on the basis of the weighted average number of common shares outstanding and shares under option treated as common stock equivalents. The dilutive effect of the Company's common stock equivalents (shares under option) was insignificant.

Employee stock ownership plan

The Company and its subsidiaries have an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. Contributions to the ESOP are determined by the Board of Directors.

Stock-based compensation

Financial Accounting Standards Board (FASB) Statement No. 123, *Accounting for Stock-Based Compensation* (FAS 123), requires either the (i) fair value of stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of the grant of awards related to such plans, or (ii) impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with Accounting Principles Board Opinion No. 25 *Accounting for Stock Issued to Employees*, (APB25). The Company will continue such accounting under the provisions of APB25. The pro forma effect in 2001, 2000 and 1999 was considered to be nominal, and accordingly, additional information is not considered material.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Stock-based compensation (continued)

Deferred compensation is recognized each year in an amount equal to the estimated increase in fair value of the underlying options. Since the Company's stock is not publicly traded, management's best estimate of fair value is used in the calculation of deferred compensation. Factors such as recent trades, earnings performance of the Company, ESOP valuations, total shareholders' equity and other measurement criteria are utilized in management's estimate of fair value.

Off-balance sheet financial instruments

In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial lines of credit and standby letters of credit.

Such financial instruments are recorded in the financial statements when they become payable.

The Bank has available as a source of short-term financing the purchase of federal funds from various commercial banks in the amount of $12,000,000. The Bank also has available a line of credit from the Federal Home Loan Bank of Atlanta. (Refer to Note 8).

Cash flow information

The Company considers all cash and amounts due from depository institutions and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Debt cancellation contracts

The Bank issues debt cancellation contracts on certain loans of its customers. The contracts represent an agreement by the Bank to cancel the debt of the borrower upon said borrowers death. Contracts may not be written on loans in excess of $20,000 per borrower. The Bank charges fees equivalent to that authorized by the state banking authorities, and sets aside 100% of all fees as a reserve for potential claims. At various intervals the reserve is analyzed by management for adequacy with adjustments for estimated earned portions recorded into income. The reserve for debt cancellation contracts, including amounts estimated as unearned, was $169,634, $183,795 and $173,649 at December 31, 2001, 2000 and 1999, respectively. The reserve at June 30, 2002 (unaudited) was $148,854.

1. Summary of significant accounting policies (continued)

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instrument disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment securities (including trading account securities): Fair values for investment securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair value is based on carrying amounts. The fair value of other loans (for example, fixed rates commercial real estate and rental property mortgage loans and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgements regarding future expected loss experience and risk characteristics. Fair value for impaired loans is estimated using discounted cash flow analysis, or underlying collateral values, where applicable.

Accrued interest and dividends receivable: The carrying amount of accrued interest and dividends receivable approximates its fair value.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Fair value of financial instruments (continued)

Deposits: The fair value disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Federal funds purchased, short-term borrowings and notes payable: The carrying amounts of federal funds purchased, short-term borrowings and notes payable approximate their fair values.

Long-term debt: For long-term debt, which bears interest at a current rate, the carrying amount is a reasonable estimate of fair value.

Loan commitments: Commitments to extend credit were evaluated and fair values were estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Comprehensive income

The Company has implemented the provisions of Financial Accounting Statement No. 130, *Reporting Comprehensive Income*, by including a separate income statement. Comprehensive income includes net income plus all other components (revenues, expenses, gains and losses) that are included in comprehensive income, but not in net income in accordance with generally accepted accounting principles. The primary component of comprehensive income is the unrealized gains or losses (net of tax) on available-for-sale securities.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999 was $51,919, $23,675 and $22,671, respectively. Advertising expense for the six months ended June 30, 2002 and 2001 (unaudited) was $8,079 and $22,800, respectively.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Segment Reporting

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This accounting standard revises the definition of reportable 'segments' and the presentation of related disclosures. The standard focuses on the identification of reportable segments on the basis of discrete business units and their financial information to the extent such units are reviewed by an entity's "chief decision maker" (which can be an individual or group of management persons). The Statement permits aggregation or combination of segments that have similar characteristics. In the Company's operations, each branch is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the branches operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services. Accordingly, the Company's consolidated financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Derivative instruments and hedging activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative and Hedging Activities," as amended ("SFAS 133"). This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company currently does not have any derivative instruments that require fair value measurement under SFAS 133 and, accordingly, the effect of the adoption did not have a material impact on its results of operations or financial position.

Recent accounting pronouncements

Statement of Financial Accounting Standards ("SFAS") 141 - Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, which changes the accounting for business combinations under APB Opinion 16 - *Business Combinations* ("APB 16"). This Statement requires that all business combinations be accounted for under the purchase method. Also, intangible assets that meet certain criteria must be recognized as assets apart from goodwill. Finally, it requires disclosures in addition to the disclosure requirements of APB 16. The provisions of this Statement apply to all business combinations initiated after June 30, 2001, as well as purchase method business combinations completed after June 30, 2001. All business combinations completed by the Company after June 30, 2001 will be accounted for under the purchase method.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

SFAS 142 - Goodwill and other intangible assets

In June 2001, the FASB issued SFAS 142, which requires that an identifiable intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) is to be initially recognized and measured based on its fair value. An identifiable intangible asset with a finite useful life is amortized over its estimated useful life. An intangible asset with an indefinite useful life is not amortized, but is tested for impairment under the provisions of SFAS 121, *Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* (which has been superceded by SFAS 144 as discussed below). Goodwill recognized in business combinations is not amortized, but is tested for impairment under the provisions of SFAS 142 at a level of reporting referred to as a reporting unit. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second step of the impairment test. In the second step, if the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Goodwill of a reporting unit is tested for impairment on an annual basis and between annual tests in certain circumstances.

For purchase business combinations that are consummated after June 30, 2001, goodwill and identifiable intangibles will be recorded in accordance with SFAS 142, which requires no amortization of goodwill and separately identifiable intangible assets with indefinite lives. The intangible assets in existence prior to June 30, 2001 are related to the depositor and customer relationships derived from previous branch acquisitions. These core deposit intangibles are being amortized over an estimated useful life of fifteen (15) years.

Upon adoption of SFAS 142, the Company had unamortized core deposit intangibles of approximately $1,400,750. Amortization amounted to $140,513 for each year in 2001, 2000, and 1999. In connection with the acquisition of six Marshall County branches (refer to Note 23), the company paid a premium of $4,932,474 for the core deposit liabilities. As of June 30, 2002, the Company had total unamortized core deposit intangibles of $6,235,565 (unaudited). Amortization of all core deposit intangibles amounted to $97,659 (unaudited) and $70,256 (unaudited) for the six month periods ended June 30, 2002 and 2001, respectively. Management has determined that no impairment is to be recognized under SFAS 142 as of June 30, 2002.

1. **Summary of significant accounting policies (continued)**

SFAS 143 - Accounting for asset retirement obligations

In June 2001, the FASB issued SFAS 143, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This Statement is effective for fiscal years beginning after June 15, 2002. Management does not expect this Statement to have a material impact on the Consolidated Financial Statements.

SFAS 144 -Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS 144, which replaces SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. The primary objectives of this Statement are to develop one accounting model, based upon the framework established in SFAS 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. This Statement requires that long-lived assets being disposed of be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Management does not expect this Statement to have a material impact on the Consolidated Financial Statements.

Unaudited interim financial information

The interim financial statements of the Company as of June 30, 2002 and for the six month periods ended June 30, 2001 and 2002, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2002, and the results of the Company's operations and its cash flows for the six month periods ended June 30, 2001 and 2002. The accompanying unaudited interim financial statements are not necessarily indicative of full year results.

2. **Restrictions on cash and due from bank accounts**

The Bank is required by regulatory authorities to maintain average reserve balances either in vault cash or on deposit with the Federal Reserve. The Bank monitors the reserve requirements on a daily basis and submits weekly reports to the regulatory authorities.

3. Investment securities

The carrying amounts of investment securities as shown in the consolidated statements of financial condition of the Company and their approximate fair values at December 31, 2001, 2000, 1999 and June 30, 2002 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale				
December 31, 2001:				
U.S. Government and agency securities	$ 5,730,119	$ 88,144	$ 34,558	$ 5,783,705
Mortgage-backed securities	10,875,170	114,333	0	10,989,503
State and municipal securities	1,488,834	13,288	3,649	1,498,473
Equity securities	1,023,404	0	0	1,023,404
Totals	$ 19,117,527	$ 215,765	$ 38,207	$ 19,295,085
December 31, 2000:				
U.S. Government and agency securities	$ 15,980,808	$ 83,433	$ 111,959	$ 15,952,282
Mortgage-backed securities	655,003	20	1,400	653,623
State and municipal securities	2,353,795	24,383	13,172	2,365,006
Equity securities	935,392	0	0	935,392
Totals	$ 19,924,998	$ 107,836	$ 126,531	$ 19,906,303
December 31, 1999:				
U.S. Government and agency securities	$ 8,084,057	$ 2,439	$ 532,338	$ 7,554,158
Mortgage-backed securities	912,078	41	8,787	903,332
State and municipal securities	3,066,282	18,653	42,004	3,042,931
Equity securities	1,345,392	0	0	1,345,392
Totals	$ 13,407,809	$ 21,133	$ 583,129	$ 12,845,813
June 30, 2002 (unaudited):				
U.S. Government and agency securities	$ 25,336,380	$ 136,618	$ 10,146	$ 25,462,852
Mortgage-backed securities	8,273,792	178,111	0	8,451,903
State and municipal securities	1,950,426	26,182	6,632	1,969,976
Equity securities	1,023,392	0	0	1,023,392
Totals	$ 36,583,990	$ 340,911	$ 16,778	$ 36,908,123
Securities held to maturity				
December 31, 2000:				
State and municipal securities	$ 371,186	$ 0	$ 32	$ 371,154

3. Investment securities (continued)

Securities held to maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 1999:				
State and municipal securities	$ 472,559	$ 0	$ 3,319	$ 469,240
Government agency securities	5,000,000	25,145	0	5,025,145
Totals	$ 5,472,559	$ 25,145	$ 3,319	$ 5,494,385

The contractual maturities of securities at December 31, 2001 and June 30, 2002 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001		June 30, 2002	
	Amortized Cost	Fair Value	Amortized Cost (Unaudited)	Fair Value (Unaudited)
Due in one year or less	$ 200,081	$ 203,385	$ 17,771,734	$ 17,764,954
Due after one year through five years	2,941,487	2,989,604	7,045,288	7,084,235
Due after five years through ten years	3,952,977	3,968,120	1,816,282	1,938,758
Due after ten years	10,999,578	11,110,572	8,927,294	9,096,784
Equity securities	1,023,404	1,023,404	1,023,392	1,023,392
Totals	$ 19,117,527	$ 19,295,085	$ 36,583,990	$ 36,908,123

Mortgage-backed securities have been included in the maturity tables based upon the contractual maturity date of each security.

Equity securities include a restricted investment in Federal Home Loan Bank stock which must be maintained to secure the available lines of credit. The amount of investment in this stock was $815,000 (unaudited) at June 30, 2002 and $815,000, $815,000 and $1,225,000 at December 31, 2001, 2000 and 1999, respectively. Equity securities also include an investment in Bankers Bank stock of $208,392 (unaudited) at June 30, 2002 and $208,404, $120,392 and $120,392 at December 31, 2001, 2000 and 1999, respectively.

Sales of securities available for sale during 2001 and 2000 were $3,896,438 and $532,500 and resulted in gross realized gains of $56,482 and $0, respectively. Proceeds on sales (unaudited) of securities available for sale during the six months ended June 30, 2002 and 2001 were $2,097,392 and $1,754,245 and resulted in gross realized gains of $34,403 and $50,731, respectively.

3. Investment securities (continued)

Investment securities pledged to secure public funds on deposit and for other purposes as required by law was approximately $30,167,000 (unaudited) at June 30, 2002 and $15,424,000, $9,131,000 and $12,093,000 at December 31, 2001, 2000 and 1999, respectively.

4. Loans

The Bank grants loans to customers primarily in Cullman, Jefferson and Morgan Counties of North Central Alabama. Following the acquisition of the Marshall County branches (refer to Note 23) the Bank also grants loans to customers in Marshall County, Alabama.

The major classifications of loans are summarized as follows:

	December 31,			June 30,
	2001	2000	1999	2002
				(unaudited)
Commercial, financial and agricultural	$ 17,907,183	$ 16,107,750	$ 11,282,113	$ 26,396,225
Real estate - construction	3,105,726	4,791,016	3,923,969	3,958,000
Real estate - mortgage	104,457,402	108,517,332	102,470,743	127,576,156
Consumer	21,657,835	24,040,844	24,467,727	36,487,830
	147,128,146	153,456,942	142,144,552	194,418,211
Unearned income	9,167	52,146	129,327	2,451
Allowance for loan losses	1,739,361	1,324,087	1,205,972	2,430,235
Net loans	$ 145,379,618	$ 152,080,709	$ 140,809,253	$ 191,985,525

The maturity schedule by fixed and variable rate loans as of December 31, 2001, is as follows:

	Fixed Rate	Variable Rate	Total
Maturity			
Three months or less	$ 21,035,637	$ 1,768,225	$ 22,803,862
Four months through twelve months	29,086,398	2,976,939	32,063,337
One year through five years	67,984,957	0	67,984,957
Over five years	24,275,990	0	24,275,990
Totals	$ 142,382,982	$ 4,745,164	$ 147,128,146

4. Loans (continued)

Certain directors, executive officers and principal shareholders including their immediate families and associates were loan customers of the Bank during 2001, 2000 and 1999. Such loans are made in the ordinary course of business at normal credit terms, including interest rates and collateral and do not represent more than a normal risk of collection. Total loans to these persons or guaranteed by these persons at December 31, 2001, 2000 and 1999, respectively amounted to $7,189,489, $9,254,873 and $5,346,336, and was $8,364,122 (unaudited) as of June 30, 2002. The accrued interest receivable on these loans was $292,804 (unaudited) as of June 30, 2002 and $236,645, $206,060 and $103,003 as of December 31, 2001, 2000 and 1999, respectively.

Loans on which the accrual of interest had been discontinued or reduced amounted to $1,080,053 at June 30, 2002 (unaudited) and $82,285, $181,500 and $137,500 at December 31, 2001, 2000 and 1999, respectively. For the years ended December 31, 2001, 2000 and 1999, the difference between gross interest income that would have been recorded in such period if non-accruing loans had been current in accordance with their original terms and the amount of interest income on those loans that was included in such period's net income was approximately $14,682, $22,438 and $6,490, respectively.

Management had recognized that loans having a carrying value of approximately $13,373,000 at June 30, 2002 (unaudited) and approximately $7,790,000 at December 31, 2001, may be partially impaired. The total allowance for loan losses related to these loans was $1,850,485 and $1,180,749, respectively. Compliance with FASB Statements 114 and 118 requires that a determination of fair value related to these loans be made. Such fair value is determined by using collateral values and estimates of expected cash flows discounted to present value. Management has considered these factors and has determined that it is not practical to make such calculations. However, management is of the opinion that the allowance for loan losses at June 30, 2002 (unaudited) and December 31, 2001 of $2,430,235 and $1,739,361, respectively, netted against loans properly reflects loans at fair value.

5. Allowance for loan losses

Changes in the allowance for loan losses

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (Unaudited)	2001 (Unaudited)
Balance at beginning of period	$ 1,324,087	$ 1,205,972	$ 1,100,021	$ 1,739,361	$ 1,324,087
Charge-offs	(433,007)	(284,258)	(264,063)	(253,334)	(214,701)
Recoveries	107,945	49,611	74,271	66,850	18,339
Net (charge-offs) recoveries	(325,062)	(234,647)	(189,792)	(186,484)	(196,362)
Provision for loan losses	740,336	352,762	295,743	877,358	406,760
Balance at end of period	$ 1,739,361	$ 1,324,087	$ 1,205,972	$ 2,430,235	$ 1,534,485

6. Premises and equipment

Premises and equipment are as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Land	$ 2,938,107	$ 2,571,421	$ 1,915,270	$ 3,939,248
Buildings	3,273,821	2,799,248	2,622,293	5,096,596
Furniture and equipment	3,000,701	2,677,715	2,368,035	3,976,039
Automobiles	119,267	131,933	87,168	118,557
Leasehold improvements	191,734	183,687	33,099	367,491
Construction in process	16,367	219,252	810	271,986
	9,539,997	8,583,256	7,026,675	13,769,917
Less allowance for depreciation	2,930,774	2,579,812	2,293,483	3,113,529
Totals	$ 6,609,223	$ 6,003,444	$ 4,733,192	$ 10,656,388

The above schedule includes land and building covered by a capitalized lease obligation in connection with the acquisition of the Marshall County branches (refer to Notes 17 and 23).

The provisions for depreciation charged to occupancy and equipment expense for the years ended December 31, 2001, 2000 and 1999 were $386,647, $337,761 and $270,589, respectively. The provisions for depreciation for the six month periods ended June 30, 2002 and 2001 (unaudited) were $207,372 and $174,713, respectively.

7. Deposits

The major classifications of deposits were as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Noninterest-bearing demand	$ 28,515,671	$ 23,661,079	$ 23,810,900	$ 43,616,566
Interest bearing checking	45,821,044	38,076,407	34,087,994	62,435,226
Savings	11,102,060	9,321,736	11,820,254	19,717,169
Time	59,968,788	58,232,369	47,444,672	84,902,371
State time deposit	0	4,000,000	0	0
Certificates of deposit of $100,000 or more	27,063,859	21,676,085	12,161,723	35,447,334
Totals	$ 172,471,422	$ 154,967,676	$ 129,325,543	$ 246,118,666

The maturities of time certificates of deposit and other time deposits issued by the Bank at December 31, 2001 are as follows:

	$100,000 or more	Less than $100,000	Total
Three months or less	$ 9,309,166	$ 18,679,549	$ 27,988,715
Over three through twelve months	13,970,828	32,826,534	46,797,362
Over one year through three years	3,265,644	5,682,522	8,948,166
Over three years	518,221	2,780,183	3,298,404
Totals	$ 27,063,859	$ 59,968,788	$ 87,032,647

8. Borrowed funds

As of December 31, 2000 and 1999, the Bank had borrowed funds on a fixed rate credit basis in the amount of $4,000,000 from the Federal Home Loan Bank. This loan bore interest at 6.46% and matured August 13, 2001. As of December 31, 2000 and 1999, the Bank had also borrowed $3,300,000 and $20,500,000, respectively on a daily rate credit basis from Federal Home Loan Bank. The Bank had pledged its loan portfolio secured by 1-4 family residential dwellings as collateral. Additionally, the Bank owned stock of Federal Home Loan Bank in the amount of $815,000, $815,000 and $1,225,000 as of December 31, 2001, 2000 and 1999, respectively. The aforementioned borrowing is against a total credit availability of $27,000,000 at December 31, 2001, 2000 and 1999. As of December 31, 2001, the Bank had paid all loans from Federal Home Loan Bank. There were no borrowed funds at June 30, 2002 (unaudited).

During 2000, the Bank had entered into a brokered certificate of deposit agreement for $2,000,000 which matured and was paid October 11, 2001. The certificate of deposit bore a rate of 6.6% but was issued at a discount to the Bank of $7,000, resulting in an annual equivalent rate of 6.974%.

9. Common stock

As of March 15, 2000, the Company approved a 2 for 1 stock split. The stock split had the effect of increasing the outstanding shares at that time from 1,979,482 to 3,958,964. This resulted in a transfer of $.01 per share or $19,795 from capital surplus to common stock. Additionally, all shares reserved for issuance and all stock option grants under the Company's stock option plans were doubled.

At December 31, 2001, 2000 and 1999, 520,000, 520,000 and 260,000 (520,000 after stock split), shares, respectively, were reserved for issuance in connection with stock option plans.

Under the Company's stock option plans, options have been granted to key personnel and directors for terms of up to 10 years at not less than the fair value of the shares at the dates of grant and vest in full on the fifth anniversary of the grant date.

During the six month period ended June 30, 2002 (unaudited), three employees exercised options covering 8,000 shares at exercise prices of $4.4375 and $5.25 per share or a total of $38,100. This resulted in an increase of $80 in common stock and $71,520 in capital surplus and a reduction of deferred compensation of $33,500.

9. Common stock (continued)

During 2001, one of the officers exercised options covering 800 shares at an exercise price of $4.4375 per share or a total of $3,550. This resulted in an increase of $8 in common stock and $7,992 in capital surplus and a reduction of deferred compensation of $4,450.

During 2000, one of the directors exercised options covering 6,000 shares at an exercise price of 3.6875 per share or a total of $22,125. This resulted in an increase of $60 in common stock and $59,940 in capital surplus and a reduction of deferred compensation of $37,875.

During 1999, the Company's ESOP purchased 50,000 shares of the Company's common stock. The purchase price of $15.75 per share approximated market value at the date of acquisition and was determined by an independent appraisal. All shares were issued from previously authorized shares.

At December 31, 2001, 2000 and 1999, the outstanding options granted for the purchase of 246,000, 216,400 and 94,400 (188,800 after the stock split) shares were at prices ranging from $3.69 to $8.45 per share. Deferred compensation of $715,125, $863,195 and $580,150 has been recognized as of December 31, 2001, 2000 and 1999, respectively, related to the difference between the option prices and the fair market value of the Company's common stock at December 31, 2001, 2000 and 1999, as estimated by management. The dilutive effect on earnings per common share of the Company's shares under option was approximately $.05, $.04 and $.03 (after stock split) for the years ended December 31, 2001, 2000 and 1999, respectively.

At June 30, 2002 (unaudited), the outstanding options granted for purchase of 234,800 shares were at prices, ranging from $3.69 to $8.45 per share. Deferred compensation of $590,575 has been recognized as of June 30, 2002 (unaudited) related to the difference between the option price and the estimated fair value of the Company's common stock.

On April 19, 2002, the Company completed a private placement of 889,547 shares of common stock. This sale of stock resulted in net proceeds of $6,767,988 (refer to Note 23).

10. Regulatory capital matters

The Bank is subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

10. Regulatory capital matters (continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In thousands)			
As of December 31, 2001:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 24,004	16.90%	$ 11,365	8.0%	$ 14,206	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 22,265	15.67%	$ 5,683	4.0%	$ 8,524	6.0%
Tier 1 Capital (to Average Total Assets)	$ 22,265	10.41%	$ 8,558	4.0%	$ 10,698	5.0%
As of December 31, 2000:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 20,118	14.38%	$ 11,194	8.0%	$ 13,993	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 18,792	13.56%	$ 5,597	4.0%	$ 8,396	6.0%
Tier 1 Capital (to Average Total Assets)	$ 18,792	9.56%	$ 7,864	4.0%	$ 9,830	5.0%
As of December 31, 1999:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 16,475	13.18%	$ 10,001	8.0%	$ 12,501	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 15,218	12.18%	$ 5,001	4.0%	$ 7,501	6.0%
Tier 1 Capital (to Average Total Assets)	$ 15,218	8.79%	$ 6,929	4.0%	$ 8,661	5.0%
As of June 30, 2002: (unaudited)						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 27,926	14.28%	$ 15,645	8.0%	$ 19,556	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 25,496	13.04%	$ 7,823	4.0%	$ 11,734	6.0%
Tier 1 Capital (to Average Total Assets)	$ 25,496	12.05%	$ 8,465	4.0%	$ 10,581	5.0%

11. Other operating income and expenses

The major components of other operating income included in noninterest income are as follows:

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Check order charges	$ 74,357	$ 30,058	$ 49,513	$ 53,068	$ 33,334
Safe deposit income	42,265	41,108	38,093	43,462	40,688
Other	233,558	303,438	288,138	102,006	178,243
Totals	$ 350,180	$ 374,604	$ 375,744	$ 198,536	$ 252,265

The major components of other operating expenses included in noninterest expenses are as follows:

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Postage	$ 160,990	$ 151,563	$ 144,642	$ 88,163	$ 82,132
Telephone	227,501	169,356	130,276	105,167	110,426
Professional fees	148,595	164,758	236,338	175,909	76,715
Insurance expenses	143,977	130,621	135,147	58,643	70,594
Federal Reserve charges	155,607	124,839	113,900	86,446	72,496
Hired labor	65,666	45,577	27,198	70,301	30,346
Amortization of intangibles	140,513	140,513	140,513	97,659	70,256
Supplies	188,176	152,088	197,021	173,465	77,054
Check orders	59,426	28,503	42,237	85,726	31,713
Advertising	51,919	23,675	22,671	8,079	22,800
Examination and assessment	13,558	9,584	3,113	6,823	6,711
Contributions	19,675	22,884	40,429	6,872	12,490
Courier and express	82,504	66,296	54,249	44,548	39,631
Data processing	10,216	9,350	18,504	6,199	6,556
Overdraft losses	153,794	98,069	90,227	56,970	22,860
Write down of other real estate	209,748	56,000	66,712	37,923	82,508
Other	706,141	634,476	553,707	322,285	370,548
Totals	$ 2,538,006	$ 2,028,152	$ 2,016,884	$ 1,431,178	$ 1,185,836

12. Income taxes

The Components of income tax expense (benefit) were as follows:

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Current					
Federal	$ 1,529,158	$ 1,443,724	$ 1,595,675	$ 862,445	$ 760,181
State	199,575	188,227	176,220	111,710	101,235
Deferred					
Federal	(61,000)	(15,000)	(96,000)	(184,000)	(42,000)
State	(23,000)	2,000	(7,000)	(38,000)	(20,000)
Totals	$ 1,644,733	$ 1,618,951	$ 1,668,895	$ 752,155	$ 799,416

The tax effects of securities transactions for the years ended December 31, 2001, 2000 and 1999 were $22,593, $0 and $0, respectively and for the six months ended June 30, 2002 and 2001 (unaudited) were $14,246 and $20,292, respectively.

The principal reasons for the difference in the effective tax rate and the federal statutory rate are as follows:

	Years ended December 31,						Six months ended June 30,			
	2001		2000		1999		2002 (unaudited)		2001 (unaudited)	
	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings
Statutory federal income tax rate	$ 1,591,149	34.0	$ 1,449,174	34.0	$ 1,637,051	34.0	$ 720,908	34.0	$ 772,908	34.0
Effect on rate of:										
Tax-exempt securities	(28,900)	(0.6)	(48,477)	(1.1)	(62,460)	(1.3)	(12,286)	(0.6)	(17,245)	(0.7)
Tax-exempt loan income	(20,716)	(0.4)	(22,699)	(0.5)	(23,358)	(0.5)	(4,035)	(0.2)	(13,472)	(0.6)
State income tax	176,575	3.8	190,227	4.5	169,220	3.5	73,710	3.5	81,235	3.6
Interest expense disallowance	6,369	0.1	10,921	0.2	11,431	0.2	3,184	0.1	3,184	0.1
Other	(79,744)	(1.7)	39,805	0.9	(62,989)	(1.3)	(29,326)	(1.4)	(27,194)	(1.2)
Effective income tax rate	$ 1,644,733	35.2	$ 1,618,951	38.0	$ 1,668,895	34.6	$ 752,155	35.4	$ 799,416	35.2

12. Income taxes (continued)

Federal and state income taxes payable included in other liabilities were as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Federal (over payment)	$ (62,153)	$ (42,099)	$ 23,696	$ 10,855
State	$ 196,369	$ 182,837	$ 173,985	$ 113,938

The components of the net deferred income tax asset included in other assets are as follows:

	December 31, 2001	December 31, 2000	December 31, 1999	June 30, 2002 (unaudited)
Deferred tax asset:				
Federal	$ 707,163	$ 632,089	$ 783,681	$ 904,144
State	72,107	45,969	80,028	113,478
Total deferred income tax asset	779,270	678,058	863,709	1,017,622
Deferred tax liability:				
Federal	(185,535)	(105,094)	(86,648)	(248,243)
State	(21,758)	(6,911)	(6,262)	(34,032)
Total deferred income tax liability	(207,293)	(112,005)	(92,910)	(282,275)
Net deferred tax asset	$ 571,977	$ 566,053	$ 770,799	$ 735,347

The tax effects of each type of income and expense item that gave rise to deferred taxes are as follows:

Deferred compensation	$ 177,434	$ 206,898	$ 205,721	$ 155,856
Net unrealized (gains) losses on securities available for sale	(71,023)	7,053	224,799	(129,653)
Depreciation	(136,270)	(112,005)	(92,910)	(152,622)
Allowance for loan losses	542,188	414,056	392,031	795,306
Reserve for debt cancellation	15,665	22,648	26,574	12,150
Other	43,983	27,403	14,584	54,310
Total	$ 571,977	$ 566,053	$ 770,799	$ 735,347

Management of the Company believes its net deferred asset is recoverable.

13. Commitments and contingencies

The Company's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, commercial letters of credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities is approximately as follows:

	December 31,			June 30,
	2001	2000	1999	2002 (unaudited)
Commitments to extend credit	$ 7,148,000	$ 8,850,000	$ 6,791,000	$ 8,550,000
Credit card arrangements	2,213,000	2,177,000	2,104,000	2,274,000
Standby letters of credit	851,000	1,094,000	573,000	1,153,000

Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of financial condition.

Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

14. Concentrations of credit

All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. All such customers are depositors of the Bank. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit related primarily to unused commercial and real estate lines of credit. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The Bank maintains its cash accounts at various commercial banks in Alabama, Tennessee and Georgia. The total cash balances in commercial banks are insured by the FDIC up to $100,000. The uninsured balances held at commercial banks at December 31, 2001, 2000 and 1999 were $92,521, $0 and $60,283, respectively.

15. Restrictions on subsidiary dividends, loans or advances

The Bank is subject to the dividend restrictions set forth by the State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the State Banking Department, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. The dividends as of December 31, 2001, that the Bank could declare, without the approval of the State Banking Department amounted to approximately $8,500,000.

16. Employee stock ownership plan

The Company has adopted an Employee Stock Ownership Plan (the "ESOP") which enables eligible employees of the Bank to own Company common stock.

The ESOP is a noncontributory plan that provides retirement and disability benefits for eligible employees, and death benefits. Employees who are credited with one thousand hours of service in any twelve-month period or who have completed three consecutive months of service may become participants in the Plan.

Benefits under the Plan depend upon a participant's years of credited service with the Company or the Bank and the annual allocation of employer contributions based upon the ratio that the compensation of the participant bears to the total compensation of all participants. A participant is 20% vested in their accrued benefits after completion of three years of service. Vesting increases 20% per year for the next four years with the participant becoming fully vested upon completion of seven years of service.

During 1999, the ESOP borrowed $5,212,856 from an unrelated financial institution. The funds were used to acquire 661,950 (after stock split) shares of the Company's stock. The Company, as plan sponsor, has guaranteed the loan, and in accordance with generally accepted accounting principles must account for the aforementioned leveraged transaction by recording the debt of the ESOP as a liability and recording an offsetting reduction of equity. As debt principal is paid, these accounts are correspondingly reduced.

The shares pledged against the ESOP loan are held in escrow. The restricted shares are released based upon a formula calculation of principal and interest paid as a percentage of the total principal and interest to be paid under terms of the loan agreement; however, the lender cannot hold more fair market value collateral than the outstanding loan principal.

16. Employee stock ownership plan (continued)

The following summarizes the applicable activity and balances regarding the ESOP:

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002	2001
ESOP expense:				(unaudited)	(unaudited)
Amount representing compensation	$ 544,426	$ 489,424	$ 399,472	$ 293,000	$ 258,000
Amount representing interest	244,529	415,251	308,113	64,798	146,647
Total	$ 788,955	$ 904,675	$ 707,585	$ 357,798	$ 404,647

The accrued and unpaid contribution amounts were $566,821, $603,254 and $257,020 at December 31, 2001, 2000 and 1999, respectively, and $319,159 (unaudited) at June 30, 2002.

	2001	2000	1999	2002	2001
ESOP obligation:					
Balance beginning of period	$ 4,855,331	$ 5,049,438	$ 0	$ 3,741,733	$ 4,855,331
Borrowing	0	0	5,212,856	0	0
Principal reductions	(1,113,598)	(194,107)	(163,418)	(145,733)	(1,113,598)
Balance at end of period	$ 3,741,733	$ 4,855,331	$ 5,049,438	$ 3,596,000	$ 3,741,733

Schedule of repayment of ESOP is debt as follows:

	December 31, 2001	June 30, 2002 (unaudited)
April 15, 2002	$ 145,733	$ 0
April 15, 2003	500,000	500,000
April 15, 2004	550,000	550,000
April 15, 2005	600,000	600,000
April 15, 2006	700,000	700,000
Thereafter	1,246,000	1,246,000
Total	$ 3,741,733	$ 3,596,000

The indebtedness described above is included in liabilities and as a reduction of equity. As guarantor of the ESOP loan, the Company is subject to certain restrictive covenants (financial and other). The Company was in compliance or has received a waiver with regard to the covenants as of December 31, 2001, 2000 and 1999.

	2001	2000	1999
Summary of restricted shares:			
Held in escrow at beginning	593,924	330,975	0
Shares pledged	0	0	330,975
Stock split (2 for 1)	0	330,975	0
Shares released	(151,115)	(68,026)	0
Balance at December 31,	442,809	593,924	330,975

17. Leases

The Bank leases land and building space under noncancellable leases. Several leases are presently on a month to month basis for $3,750 per month. The leases generally require the Bank to pay maintenance, insurance and taxes. For the years ended December 31, 2001, 2000 and 1999, annual rental expense on operating leases was approximately $69,584, $82,829 and $70,400, respectively.

Future minimum lease payments under such noncancellable operating leases with initial or remaining terms in excess of one year at December 31, 2001 are as follows:

Years ending December 31,	
2002	$ 30,000
2003	30,000
2004	30,000
2005	27,600
2006	6,800
Thereafter	18,000
Total minimum lease payments	$ 142,400

In connection with the acquisition of the Marshall County branches (refer to Note 23) as of May 31, 2002, the Company entered into a capitalized lease agreement covering the land and building of one branch. Under the terms of the agreement, the Company is to pay sixty monthly payments of $14,000 beginning June 1, 2002 and the balance of $2,621,543 on June 1, 2007. As of June 30, 2002 (unaudited), the capitalized lease is summarized as follow:

Total Payments	$ 3,447,543
Amount representing interest	(886,122)
Balance capitalized lease obligation	$ 2,561,421

Additionally, in connection with the acquisition of the branches, the Company assumed various operating leases for some of the other branches. Two leases are on a month to month basis. The other leases cover terms of one to eighteen years. The future minimum lease payments under these new noncancellable operating leases with initial or remaining terms in excess of one year at June 30, 2002 (unaudited) are as follows:

Years ending December 31,	
2002	$ 97,958
2003	181,333
2004	170,916
2005	149,951
2006	133,056

18. Related party transactions

Loans

As more fully described in Note 4, the Bank made loans to related parties during 2001, 2000 and 1999. Total related party loans as of December 31, 2001, 2000 and 1999 amounted to $7,189,489, $9,254,873 and $5,346,336, respectively, and $8,364,122 (unaudited) at June 30, 2002.

Leases

The Bank has a lease agreement with a director for the lease of a branch facility. The lease is of comparable terms and conditions as would be from an independent party. The lease is on a month to month basis with monthly rental payments of $800. See Note 17.

Construction

During 2001, 2000 and 1999, the Bank contracted with Walker Brothers, Ltd., an affiliated business of certain directors, for the construction and remodeling of facilities. Total amounts paid during 2001, 2000 and 1999 amounted to $248,741, $216,912 and $85,425, respectively. Total amount paid for the six months ended June 30, 2002 (unaudited), was $165,294.

Appraisal evaluation services

During 2001, 2000 and 1999, the Bank utilized the services of a real estate firm owned by a director's family member for evaluations on loans secured by real estate and not requiring independent certification. The director is an employee of the firm and performs the evaluations. The total amount paid during 2001, 2000 and 1999 were $54,450, $45,800 and $35,700, respectively. The total amount paid for the six months ended June 30, 2002 (unaudited), was $33,850.

19. Litigation

While the Company and its subsidiaries are parties to various legal proceedings arising from the ordinary course of business, management believes after consideration of its insurance coverage and consultation with legal counsel that there are no proceedings threatened or pending against the Company or its subsidiaries that will, individually or in the aggregate, have a material adverse effect on the business or consolidated financial condition of the Company.

20. Subsidiary operations

In addition to banking, the Company is engaged in other areas of operation through its subsidiary, Peoples Bank of North Alabama. Through the non-bank subsidiaries, the Bank has diversified into other markets of services and products to enhance and compliment its banking operations. Southern Insurance of Cullman, Inc. acts as an agent for obtaining title insurance for its real estate loan customers and to offer various services to the Bank's customers. Altrust Billing Services, Inc. discontinued its operation in mid-year of 2001 and the Company was liquidated. Prior to its dissolution, the Company provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee-based and were designed to offer direct deposit and automatic receivable financing to the Bank's customers. The combined revenue of these subsidiaries for 2001, 2000 and 1999 was less than 3% of consolidated revenues each year and has been included in non-interest income. The combined expenses of these subsidiaries for 2001, 2000 and 1999 was approximately 3% of consolidated expenses and has been included in non-interest expense.

21. Intangibles

In prior years, the Bank acquired certain assets and assumed deposits and certain liabilities from other banks. The excess of the purchase price over the net fair market value of the assets acquired (core deposit intangible) is being amortized on a straight line basis over fifteen years. The amortization for the years ended December 31, 2001, 2000 and 1999 was $140,513 each year. The amortization for the six month periods ended June 30, 2002 and 2001 was $70,256 (unaudited) for each period. The unamortized intangible was $1,330,494 (unaudited) as of June 30, 2002 and $1,400,750, $1,541,263 and $1,681,776 as of December 31, 2001, 2000 and 1999, respectively. The acquisition of branches described in Note 23 resulted in additional core deposit intangibles of $4,929,939 (unaudited) which are being amortized on a straight line basis over fifteen years. The amortization period began June 1, 2002. Management has determined that no impairment is to be recognized under SFAS 142 as of June 30, 2002.

22. Fair values of financial instruments

The estimated fair values of the Company's financial instruments as of December 31, 2001, 2000 and 1999 are as follows:

	2001		2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets						
Cash and short-term investments	$ 24,364	$ 24,364	$ 9,330	$ 9,330	$ 9,913	$ 9,913
Investment securities	19,295	19,295	20,277	20,277	18,318	18,340
Loans	145,380	147,775	152,081	151,738	140,809	140,556
Accrued interest and dividends receivable	1,866	1,866	1,903	1,903	1,681	1,681
Total financial assets	$ 190,905	$ 193,300	$ 183,591	$ 183,248	$ 170,721	$ 170,490
Financial liabilities						
Deposits	$ 172,471	$ 174,276	$ 154,968	$ 155,265	$ 129,326	$ 129,568
Borrowed funds	0	0	9,300	9,315	24,500	24,482
Debt of ESOP	3,742	3,410	4,855	4,857	5,049	5,049
Other short-term borrowings	139	139	398	398	416	416
Accrued interest payable	601	601	875	875	548	548
Total financial liabilities	$ 176,953	$ 178,426	$ 170,396	$ 170,710	$ 159,839	$ 160,063
Unrecognized financial instruments						
Commitments to extend credit	$ 7,148	$ 7,148	$ 8,850	$ 8,850	$ 6,791	$ 6,791
Credit card arrangements	2,213	2,213	2,177	2,177	2,104	2,104
Standby letters of credit	851	851	1,094	1,094	573	573
Total unrecognized financial instruments	$ 10,212	$ 10,212	$ 12,121	$ 12,121	$ 9,468	$ 9,468

23. Subsequent events

On February 25, 2002, the Company entered into an agreement with Community Bank, Blountsville, Alabama to purchase six bank branches and the related assets and deposits located in Marshall County, Alabama. The Company has received the necessary regulatory approvals for the transaction and the transaction was closed as of May 31, 2002. As a result of the acquisition of the branches, Peoples Bank acquired approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. The Company has paid the seller a premium of 8% of the core deposit liabilities or approximately $4.9 million.

On April 19, 2002, the Company completed a private placement of 889,547 shares of common stock. The shares were issued and sold at $7.75 per share to accredited investors, of which approximately 550,000 shares were purchased by directors, officers and their families. This private placement resulted in net proceeds of approximately $6.8 million, which was primarily used to finance the branch acquisition described above.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Condensed parent company information
Statements of financial condition

	December 31, 2001	December 31, 2000	December 31, 1999	June 30 2002 (unaudited)
Assets				
Cash and due from banks	$ 35,534	$ 1,178,818	$ 1,170,878	$ 171,904
Investment in and amounts due from subsidiary (equity method) - eliminated upon consolidation	27,513,023	25,181,559	21,836,229	35,520,662
Other assets	231,153	225,087	274,219	209,153
Total assets	$ 27,779,710	$ 26,585,464	$ 23,281,326	$ 35,901,719
Liabilities and shareholders' equity				
Liabilities				
Company guaranteed debt of ESOP	$ 3,741,733	$ 4,855,331	$ 5,049,438	$ 3,596,000
Deferred compensation	715,125	863,195	580,150	590,575
Due to subsidiary - eliminated in consolidation	164,966	0	0	0
Other liabilities	15	15	8,865	115,845
Total liabilities	4,621,839	5,718,541	5,638,453	4,302,420
Shareholders' equity	23,157,871	20,866,923	17,642,873	31,599,299
Total liabilities and shareholders' equity	$ 27,779,710	$ 26,585,464	$ 23,281,326	$ 35,901,719

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Condensed parent company information (continued)

Statements of income

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Income					
From subsidiaries - eliminated upon consolidation:					
Dividends	$ 750,000	$ 0	$ 0	$ 0	$ 750,000
Expenses					
Deferred compensation	(143,620)	320,920	141,400	(91,050)	(71,810)
Other expenses	42,852	56,467	57,951	70,583	35,896
Total expenses	(100,768)	377,387	199,351	(20,467)	(35,914)
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	850,768	(377,387)	(199,351)	20,467	785,914
Income tax expenses (benefit)	30,000	(2,000)	(48,000)	22,000	30,000
Income (loss) before equity in undistributed earnings of subsidiaries	820,768	(375,387)	(151,351)	(1,533)	755,914
Equity in undistributed earnings of subsidiaries	2,214,349	3,018,712	3,297,313	1,369,695	717,930
NET INCOME	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844

24. Condensed parent company information (continued)
Statements of cash flows

	Years ended December 31,			Six months ended June 30,	
	2001	2000	1999	2002 (unaudited)	2001 (unaudited)
Cash flows from operating activities					
Net income	$ 3,035,117	$ 2,643,325	$ 3,145,962	$ 1,368,162	$ 1,473,844
Adjustments to reconcile net income to net cash used in operating activities					
Equity in income of subsidiaries	(2,964,349)	(3,018,712)	(3,297,313)	(1,369,695)	(1,467,930)
Deferred tax provision	30,000	(2,000)	(48,000)	22,000	30,000
Decrease (increase) in other assets	(36,066)	51,132	(35,613)	0	0
Increase (decrease) in other liabilities	21,346	312,070	141,611	(140,186)	57,090
Net cash provided by (used in) operating activities	86,048	(14,185)	(93,353)	(119,719)	93,004
Cash flows from investing activities					
Contribution of capital to subsidiary bank	0	0	0	(6,550,000)	0
Net cash provided by (used in) investing activities	0	0	0	(6,550,000)	0
Cash flows from financing activities					
Dividend received from subsidiary	750,000	0	0	0	750,000
Proceeds from sale of stock	3,550	22,125	787,500	6,932,089	3,550
Pay expenses of sale of stock	0	0	0	(126,000)	0
Dividends paid	(1,982,882)	0	0	0	(1,982,882)
Net cash provided by (used in) financing activities	(1,229,332)	22,125	787,500	6,806,089	(1,229,332)
Net increase (decrease) in cash and cash equivalents	(1,143,284)	7,940	694,147	136,370	(1,136,328)
Cash and cash equivalents, beginning	1,178,818	1,170,878	476,731	35,534	1,178,818
CASH AND CASH EQUIVALENTS, ENDING	$ 35,534	$ 1,178,818	$ 1,170,878	$ 171,904	$ 42,490
Supplemental disclosures					
Exercise of stock options - reduced deferred compensation and increased shareholders' equity	$ 4,450	$ 37,875	$ 0	$ 33,500	$ 4,450

Up to $5,000,000 Shares of

Altrust Financial Services, Inc.

Common Stock

OFFERING CIRCULAR

________________, 2002

No dealer, salesperson, or any other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized by Altrust Financial Services, Inc. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy the common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Altrust Financial Services, Inc. since the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cullman, State of Alabama, on September 27 2002.

ALTRUST FINANCIAL SERVICES, INC.

By: ______________________
J. Robin Cummings
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: ______________________
J. Robin Cummings
President, Chief Financial Officer and Director

By: ______________________
Lionel Powell
Chief Financial Officer

By: ______________________
H.D. Lawler
Chief Operations Officer

By: ______________________
Whit Drake
Director

By: ______________________
N. Jasper Estes
Director

By: ______________________
Alan Walker
Director

By: ______________________
Terry Walker
Director

By: ______________________
Tim Walker
Director

By: ______________________
Brian Witcher
Director

PART III

Exhibit Index

Exhibit Number		Description
2(a)	--	Restated Articles of Incorporation of Altrust Financial Services, Inc.
2(b)	--	Bylaws of Altrust Financial Services, Inc.
3	--	Specimen Stock Certificate of Altrust's Common Stock, par value $.01 per share.
4	--	Subscription Agreement
6(a)	--	Acquisition Agreement, dated as of February 25, 2002, between Community Bank and Peoples Bank of North Alabama; Amendment 1 to the Acquisition Agreement, dated as of May 2, 2002, between Community Bank and Peoples Bank of North Alabama; and Amendment 2 to the Acquisition Agreement, dated as of July 17, 2002, between Community Bank and Peoples Bank of North Alabama.
6(b)	--	Long-Term Incentive Plan.
6(c)	--	1995 Stock Option Plan for Outside Directors.
10(a)(1)	--	Consent of Alston & Bird LLP (Included in Exhibit 11).
10(a)(2)	--	Consent of Mackle Splawn Tindall & McDonald, LLP (Included in Financial Statements).
11	--	Opinion of Alston & Bird LLP.
15(a)	--	Power of Attorney.

Exhibit 2(a)

Restated Articles of Incorporation of Altrust Financial Services, Inc.

STATE ALA-CULLMAN CO.
I CERTIFY THIS
INSTRUMENT WAS FILED
2002 AUG 29 AM 10 41

RESTATED
ARTICLES OF INCORPORATION
OF
ALTRUST FINANCIAL SERVICES, INC.

The undersigned, acting as an incorporator under the Code of Alabama, 1975, as amended, adopts the following Articles of Incorporation:

ARTICLE I

NAME

The name of this corporation (the "Corporation") shall be:

ALTRUST FINANCIAL SERVICES, INC.

ARTICLE II

DURATION

The Corporation shall have perpetual duration and existence.

$37.00

ARTICLE III

OBJECTS AND PURPOSES

3.01 To purchase or otherwise acquire, to own, and to hold the stock of banks and other corporations, and to do every act and thing covered generally by the denominations "holding corporation" and "bank holding company", and especially to direct the operations of other corporations through the ownership of stock therein.

BOOK 33 PAGE 733 165954

3.02 To purchase, subscribe for, acquire, own, hold, sell, exchange, assign, transfer, mortgage, pledge, hypothecate, or otherwise transfer or dispose of stock, scrip, warrants, rights, bonds, securities or evidences of indebtedness created by any other corporation or corporations organized under the laws of any state, or any bonds or evidences of indebtedness of the United States or any state, district, territory, dependency or county or subdivision or municipality thereof, and to issue and exchange therefor cash, capital stock, bonds, notes or other securities, evidences of indebtedness, or obligations of the Corporation and while the owner thereof to exercise all rights, powers, and privileges of ownership, including the right to vote on any shares of stock, voting trust certificates or other instruments so owned; and

3.03 To transact any business not prohibited by law and to exercise all powers permitted to corporations by the Alabama Business Corporation Act.

The enumeration herein of the powers and purposes of the Corporation shall not be deemed to exclude or in any way limit by inference any powers, objects or purposes which the Corporation is empowered to exercise, whether expressly by purpose, or by any o£ the laws of the State of Alabama or any reasonable construction of such laws.

ARTICLE IV

4.01 The total number of shares of all classes of capital stock ("Shares") which the Corporation shall have the authority to issue is 10,000,000 shares of common stock, $.01 par value per share ("Common Stock")

ARTICLE V

In furtherance and not in limitation of the powers conferred by law, the following provisions for the regulation of the Corporation, its directors and shareholders are hereby established:

5.01 The Corporation shall have the right to purchase, take, receive or otherwise acquire, hold, own, pledge, transfer or otherwise dispose of its own Shares to the full extent of undivided profits, earned surplus, capital surplus or other funds lawfully available therefor.

5.02 No contract or other transaction between the Corporation and one or more of its directors or any other person, corporation, firm, association or entity in which one or more of its directors or officers are financially interested, shall be void or voidable because of such relationship or interest, or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction, if the contract or transaction is fair and reasonable to the Corporation, and if:

(a) The fact of such relationship or interest is disclosed to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose, without counting the votes or consents of such interested directors and without considering such interested directors as present for purposes of constituting a quorum; or

(b) The fact of such relationship or interest is disclosed to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent.

5.03 The Corporation may from time to time enter into any agreement to which all, or less than all, holders of record of the issued and outstanding Shares of the Corporation, other securities or evidences of indebtedness are parties, restricting the transfer or registration of transfer of any or all of the Corporation's Shares, other securities or evidences of indebtedness, upon such reasonable terms and conditions as may be approved by resolution or resolutions adopted by the Corporation's Board of Directors.

ARTICLE VI

REGISTERED OFFICE AND AGENT

The address of the Corporation's initial registered office shall be 811 Second Avenue Southwest, P.O. Box 1677, Cullman, Alabama 35055, and its initial registered agent at such address shall be James Robin Cummings.

ARTICLE VII

DIRECTORS AND OFFICERS

The Corporation's initial Board of Directors shall consist of 6 persons, who shall serve until the first annual meeting of the shareholders and until their successors are elected and qualified. The names and addresses of the members of the initial Board of Directors are as follows:

Name	Address
James Robin Cummings	811 Second Avenue Southwest P.O. Box 1677 Cullman, Alabama 35055
Tom Drake	811 Second Avenue Southwest P.O. Box 1677 Cullman, Alabama 35055

735

Dane Estes	811 Second Avenue Southwest P.O. Box 1677 Cullman, Alabama 35055
Dwight Scott	811 Second Avenue Southwest P.O. Box 1677 Cullman, Alabama 35055
Roy Shaw	811 Second Avenue Southwest P.O. Box 1677 Cullman, Alabama 35055
Alan Walker	811 Second Avenue Southwest P.O. Box 1677 Cullman, Alabama 35055

ARTICLE XIII

INCORPORATOR

The incorporator's name and address is:

Name	Address
James Robin Cummings	811 Second Avenue Southwest P.O. Box 1677 Cullman, Alabama 35055

These Restated Articles of Incorporation were duly approved and adopted by unanimous written consent of the Board of Directors of Altrust Financial Services, Inc. This restatement does not include any amendments to the existing Articles of Incorporation of Altrust Financial Services, Inc. and the amendments thereto. These Restated Articles of Incorporation merely restate those provisions in the Restated Articles of Incorporation as filed with the Secretary of State of the State of Alabama on May 22, 1985 and as theretofore amended. The approval of the shareholders of Altrust Financial Services, Inc. was not required to adopt this restatement.

IN WITNESS WHEREOF, Altrust Financial Services, Inc. has caused these Restated Articles of Incorporation to be executed and its corporate seal affixed and has caused the foregoing to be attested, all by its duly authorized officers on this 20th day of August, 2002.

Dated as of August 20, 2002.

ALTRUST FINANCIAL SERVICES, INC.

By: [signature]
James Robin Cummings
Chief Executive Officer

Attest:
[signature]
Secretary

737

Exhibit 2(b)

Amended and Restated Bylaws of Altrust Financial Services, Inc.

AMENDED AND RESTATED BYLAWS

OF

ALTRUST FINANCIAL SERVICES, INC.

ARTICLE I

OFFICES

Section 1.1 Registered Office. The registered office of the Corporation shall be located in the City of Cullman, County of Cullman, State of Alabama.

Section 1.2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Alabama as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

ANNUAL MEETINGS OF SHAREHOLDERS

Section 2.1. Annual Meetings. At the annual meeting, the shareholders shall elect a Board of Directors by plurality vote, and shall transact any other business as may properly come before the meeting.

Section 2.2. Place of Annual Meetings. All meetings of shareholders for the election of directors shall be held at the Corporation's registered office in Cullman, State of Alabama, or any other location determined by the Board of Directors and stated in the notice of the meeting.

Section 2.3. Date of Annual Meetings. Annual meetings of shareholders shall be held on the date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

Section 2.4. Notice of Annual Meeting. Written or printed notice of the annual meeting stating the date, time and place of the meeting shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting; *provided, however*, that the capital stock or bonded indebtedness of the Corporation shall not be increased at the annual meeting unless 30 days' written notice has been given before the date of the meeting.

ARTICLE III

SPECIAL MEETINGS OF SHAREHOLDERS

Section 3.1. Special Meetings. Special meetings of shareholders for any purpose other than the election of directors, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the Chairman or the President, a majority of the Board of Directors, or upon the written request of shareholders owning not less than 40% of all shares of capital stock of the Corporation issued and outstanding and entitled to vote at such meeting. Such request by the shareholders shall state specifically the purpose or purposes of the proposed meeting.

Section 3.2. Place of Special Meetings. Special meetings may be held at such time and place within or without the State of Alabama as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 3.3. Notice of Special Meetings. Written or printed notice of a special meeting stating the date, time and place of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting; *provided, however,* the capital stock or bonded indebtedness of the Corporation shall not be increased at a special meeting unless 30 days' written notice has been given before the date of such meeting.

Section 3.4. Business Transacted at Special Meetings. The business transacted at any special meeting of shareholders shall be limited to the purpose or purposes stated in the notice.

ARTICLE IV

QUORUM AND VOTING OF SHARES

Section 4.1. Quorum. A majority of the votes entitled to be cast on a matter by the shareholders constitutes a quorum for action on that matter, except as otherwise provided by statute or by the Articles of Incorporation, but in no event shall a quorum consist of less than one-third of the votes entitled to be cast on the matter. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record is fixed for the adjourned meeting, written notice of the adjourned meeting shall be given to the shareholders entitled to vote at the meeting. Every meeting of the shareholders may be adjourned from time to time until its business is completed, and except as provided herein or by applicable law, no notice need be given of such adjourned meeting.

Section 4.2. Action by Shareholders. If a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which the vote of a greater number of affirmative votes is required by law or the Articles of Incorporation.

Section 4.3. Voting. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders unless the Articles of Incorporation or law provide otherwise. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact.

Section 4.4. Action without a Meeting. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof and delivered to the Corporation for inclusion in the minutes or filing with corporate records.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1. Number of Directors. The number of directors of the Corporation shall be not less than 3 and not more than 15 (the number of directors to be determined by resolution of the Board of Directors from time to time). Directors shall be elected at each annual meeting of the shareholders and shall hold office until the next annual meeting of shareholders or until a successor shall have been elected and qualified.

Section 5.2. Vacancies. Vacancies in the Board of Directors shall be filled by the affirmative vote of a majority of the shareholders or a majority of the remaining directors, even though such remaining directors constitute less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected to serve until the next annual meeting of shareholders. Any vacancy occurring in the Board of Directors resulting from an increase in the number of directors shall be filled by election at an annual or special meeting of shareholders. If there are no directors in office, then the shareholders may hold a special meeting to elect directors.

Section 5.3. General Powers. The business, properties and affairs of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts as are not by statute or by the

Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 5.4. Books of the Corporation. The directors may keep the books of the Corporation, except such as are required by law to be kept within the state, outside of the State of Alabama, at such place or places as they may from time to time determine.

Section 5.5. Compensation. The Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attending each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 5.6. Removal. The shareholders, by the affirmative vote of a majority of the votes cast, may remove one or more directors with or without cause at a meeting of the shareholders held in accordance with the requirements of Section 10-2B-8.08 of the Alabama Business Corporation Act.

Section 5.7. Transactions with Directors, etc. Insofar as not prohibited by applicable law, no contract or other transaction between the Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors or officers are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction if the contract or transaction is fair and reasonable to the Corporation and if either:

(a) The fact of such relationship or interest is disclosed to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors and without considering such interested directors as present for purposes of constituting a quorum; or

(b) The fact of such relationship or interest is disclosed to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent.

Section 5.8. Employee Stock Options. The Board of Directors may enter into stock option plans or agreements for the benefit of key officers and employees of the Corporation.

ARTICLE VI

MEETINGS OF THE BOARD OF DIRECTORS

Section 6.1. Place of Meetings. Meetings of the Board of Directors, regular or special, shall be held at the Corporation's registered office unless otherwise specified in the notice thereof, in which event the meeting shall be held where specified in the notice, either within or without the State of Alabama.

Section 6.2. Organizational Meeting. The first meeting of each newly-elected Board of Directors shall be held immediately after and in the same place as the annual meeting of shareholders. No notice of such meeting shall be necessary to the newly-elected directors in order to legally constitute the meeting, provided a quorum is present.

Section 6.3. Regular Meetings. Regular meetings of the Board of Directors shall be held on the day and time specified by resolution of the Board of Directors. No notice of regular meetings need be given, unless the time and place of such meetings are other than those stated herein.

Section 6.4. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman or President on twenty-four hours personal, telephonic, telegraphic or facsimile notice to each director, or on three days written notice to each director. Upon the written request of two or more directors, special meetings shall be called by the Chairman, President or Secretary, and appropriate notice shall be given. Any notice or waiver thereof of a special meeting, whether personal, written, telephonic, electronic or by facsimile, need not include a statement of the business to be transacted at, nor the purposes of, such special meeting. Meetings of any committee of the Board of Directors may be called by the Chairman, the President, or by the chairman of the committee, at any time upon personal, written, telephonic, electronic or facsimile notice to each member of such committee.

Section 6.5. Meetings by Conference Call, etc. Meetings of the Board of Directors and of any committee thereof may be held by means of a conference call or equivalent communications by which all persons participating in the meeting can hear each other simultaneously. Participation by such means shall constitute presence in person at any such meeting.

Section 6.6. Waiver of Notice. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need by specified in the waiver of notice of such meeting.

Section 6.7. Quorum and Voting. At all meetings of the Board of Directors, a majority of the directors then holding office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may otherwise specifically be provided by the Constitution of Alabama, by statute, by the Articles of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 6.8. Action without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting or vote if a written consent setting forth the action taken is signed by all members of the Board or committee, and such written consent or consents are filed with the minutes of the proceedings of the Board or committee.

ARTICLE VII

COMMITTEES

Section 7.1. Committees. The Board of Directors may, by resolution(s) passed by a majority of the Board, designate one or more committees, each committee to consist of two or more directors of the Corporation. Any such committee, to the extent provided in the resolution or resolutions of the Board of Directors and during intervals between meetings of the Board of Directors, shall have and may exercise all the power and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have any power or authority to: (1) declare a dividend or distribution from capital or earned surplus; (2) issue stock of the Corporation; (3) amend or recommend to the shareholders an amendment to the Articles of Incorporation; (4) adopt an agreement of merger or consolidation; (5) recommend to the shareholders the sale, lease, mortgage, or exchange or other disposition of all or substantially all of the Corporation's property and assets; (6) recommend to the shareholders a dissolution of the Corporation or a revocation thereof; (7) fill vacancies in the Board of Directors; or (8) amend these Bylaws. Such committee or committees shall have such name or names, shall consist of such number of directors, and shall have and may execute such powers as may be determined and specified in the respective resolution or resolutions adopted by the Board of Directors from time to time establishing or changing such committee. A majority of the Board of Directors shall have the power to change the membership of any such committee at any time, to fill vacancies therein, to discharge any committee or to remove any member thereof, with or without cause, at any time.

Section 7.2. Committee Meetings, Minutes and Reports. Meetings of any committee of the Board may be called by the Chairman, the President, or by the chairman of the committee, at any time upon person, written, telephonic, electronic, or facsimile notice to each member of such committee. A majority of the members of each committee may fix such committee's rules of procedure, determine its manner of acting, and fix the time and place, whether within or without the State of Alabama, of its meetings. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors whenever required or requested.

ARTICLE VIII

CONSTITUENCY CONSIDERATION

Section 8.1. Discretionary Authority. In discharging the duties of their respective positions and in determining what is believed to be in the best interest of the Corporation, the Board of Directors, committees of the Board of Directors, and individual directors, in addition to considering the effects of any action on the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent; *provided, however,* that this Article shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency any right to be considered.

ARTICLE IX

NOTICES

Section 9.1. Form of Notice. Except as otherwise required by law, whenever notice is required to be given to any director or shareholder, such notice requirement can be satisfied by giving written notice by mail, addressed to such director or shareholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given in person, or by facsimile, electronic mail or telephone.

Section 9.2. Waiver of Notice. Whenever any notice is required to be given to any shareholder or director of the Corporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

OFFICERS

Section 10.1. Number. The Board of Directors shall elect the Corporation's officers, who shall consist of a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer. The Board of Directors may elect a Vice Chairman of the Board and such additional Vice Presidents, and Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers as it deems necessary or desirable. The Board of Directors may in its discretion designate one or more of the Vice

Presidents as executive or senior Vice President. Any number of offices may be held by the same person, except that the offices of President and Secretary may not be held by the same person.

Section 10.2. Election. The Board of Directors, at its annual organizational meeting, shall choose a Chairman, Vice Chairman, President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers as it deems necessary or desirable. If any of the officers should not be elected at the Board of Directors' organizational meeting for any reason, they may be elected at any regular or special meeting of the Board of Directors.

Section 10.3. Appointive Officers. The Board may from time to time appoint or delegate the appointment of such other officers as it may deem necessary, including one or more Assistant Secretaries and one or more Assistant Treasurers. Such officers shall hold office for such period, have such authority and perform such duties, subject to the control of the Board, as are in these Bylaws provided or as the Chairman of the Board, the President or the Board may from time to time prescribe. The Chairman of the Board and the President shall have authority to appoint and remove agents and employees and to prescribe their powers and duties, and may authorize any other officer or officers to also do so.

Section 10.4. Compensation. The salaries and other compensation of the Corporation's principal officers shall be fixed by the Board of Directors, after taking into account any recommendations by any committee which is authorized to advise the Board with respect to compensation. The Board may from time to time delegate to any principal officer or to any committee the power to fix the salaries and other compensation for all other Corporation officers, employees and agents. The action of the Board of Directors in so fixing officer compensation shall not be rendered invalid by reason of the fact that a director voted in favor of a resolution fixing his or her own salary or by reason of the fact that his or her presence was necessary to constitute a quorum of the Board.

Section 10.5. Term, Removal and Vacancies. The Corporation's officers shall hold office until their successors are elected and qualified. Any officer may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled in the manner prescribed by these Bylaws for regular election or appointment to such office.

Section 10.6. Chairman of the Board. The Chairman of the Board shall, when present, preside at all meetings of the Board of Directors and of the shareholders. In general, he shall perform all the duties incident to the office of Chairman of the Board, and such other duties as the Board may from time to time determine or as may be prescribed by these Bylaws.

Section 10.7. Vice Chairman. The Vice Chairman, in the absence, inability or disability of the Chairman, shall perform the Chairman's duties. The Vice Chairman shall have such other duties as may be prescribed by the Board of Directors from time to time.

Section 10.8. President. The President shall be the chief executive officer of the Corporation, and subject to the control of the Board of Directors, shall determine the Corporation's basic policies, have general supervision of its business and affairs and be responsible for all internal operations of the corporation. The President shall report to the Board of Directors, shall be responsible for personnel, and shall designate and assign the duties of the officers under his or her supervision, at the direction or with the approval of the Board of Directors.

The President shall have the authority to execute bonds, mortgages and other contracts and instruments requiring a seal, under the seal of the Corporation, to endorse, when sold, assigned, transferred, or otherwise disposed of, all certificates for shares of stock, bonds, securities or evidences of indebtedness issued by other corporations, associations, trusts, individuals or entities, whether public or private, or by any government or agency thereof, which are owned or held by the Corporation, and to make, execute and deliver all instruments of assignment or transfer of any stocks, bonds, securities, evidences of indebtedness, agreements, or other property owned or held by the Corporation in any capacity. He shall, under the supervision of the Board, be responsible for all investments of the Corporation and shall have full authority to do any and all things delegated to him by the Board of Directors or by any committee of the Board having authority.

Section 10.9. Vice Presidents. The Vice Presidents, in order of their seniority or as designated by the Board of Directors, shall, in the absence, inability or disability of the President, perform the duties and exercise the powers of said office, and when so acting shall be subject to all restrictions upon the President. At all other times the Vice Presidents shall perform such other duties and exercise such other powers as the Board of Directors may prescribe, or as the President may delegate.

Section 10.10. Treasurer. The Treasurer shall be the Corporation's chief financial officer and shall have the custody of such property and assets of the Corporation as may be entrusted to him by the Board of Directors or by the President. He shall, subject to the general supervision of the Board of Directors and any audit committee thereof, have general supervision and authority over the Corporation's books and accounts, its methods and systems of recording and keeping account of its business transactions and of its assets and liabilities, and within such authority, prepare and deliver all reports and returns required of the Corporation by law or by any governmental or regulatory authority pertaining to the condition of the Corporation and its assets and liabilities. He shall be responsible for preparing statements showing the Corporation's financial condition and results of operations, and shall furnish such reports and financial records as may be required or requested by the Board of Directors, the Chairman or the President. He shall receive and give receipt for funds due and payable to the Corporation, shall have charge and custody of all funds and securities of the Corporation and shall deposit all such funds in the Corporation's name in such banks and depositories selected or authorized by the Board. The Treasurer shall perform or cause to be performed all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board.

Section 10.11. Assistant Treasurers. The Assistant Treasurer, or if there are more than one, the Assistant Treasurers in the order designated by the Board of Directors, shall, in the absence of the Treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Treasurer, and at all other times shall perform such duties and have such powers as the Board of Directors, the Chairman, the President or the Treasurer may prescribe from time to time.

Section 10.12. Secretary. The Secretary shall attend all meetings of the Board of Directors and of the shareholders, shall keep the minutes of all proceedings of such meetings in books kept for these purposes, and shall perform like duties for the standing committees of the Board when required. The Secretary shall give, or cause to be given, the notices required by law or these Bylaws of all meetings of the shareholders and of all meetings of the Board of Directors and its committees, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman or the President. He shall have responsibility for the custody of the corporate books, records, contracts and other corporate documents. He shall have the authority to affix the corporate seal of the Corporation to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of any Assistant Secretary. The Secretary shall also keep a stock ledger containing the names of all persons who are now or hereafter become shareholders of the Corporation showing their places of residence, the respective number of shares held by them, and the time when they respectively became the holders of such shares.

Section 10.13. Assistant Secretary. The Assistant Secretary, or if there are more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there is no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the power of the Secretary, and at all other times shall perform such other duties and have such other powers as the Board of Directors, the Chairman, the President or the Secretary may from time to time prescribe.

Section 10.14. Corporation, Officer and Employee Bonds. The Board of Directors shall fix and prescribe the amount of bond, if any, that may be required of the Corporation, and of each officer and employee of the Corporation. Such bonds shall be made by a bonding company or companies authorized to make such bonds in Alabama or any other applicable jurisdiction, and in such form as may be approved by the Corporation's Board of Directors. The Board of Directors may, in their discretion, require an increase in the amount of such bond or other additional bond and security as the Board deems necessary, desirable or expedient for the better protection of the Corporation and those with which it does business.

Section 10.15. Execution of Instruments. The Chairman and the President are authorized, in their discretion and to the extent permitted herein and by law, to do and perform any and all corporate and official acts in carrying on the Corporation's business, including, but not limited to, the authority to make, execute, acknowledge and deliver all deeds, mortgages, releases, bills of sale, assignments, transfers, leases, powers of attorney or of substitution, proxies to vote stock, or any other instrument in writing that may be necessary in the purchase, sale, lease, assignment, transfer, management or handling in any way of property of any description held or controlled by the Corporation in any capacity. This shall include authority, from time to time, to borrow money in such amounts, for such lengths of time, at such rates of interest and upon such terms and conditions as any said officer may deem proper, and to evidence the indebtedness thereby created by executing and delivering promissory notes or other appropriate evidences of indebtedness in the Corporation's name. The enumeration herein of particular powers shall not restrict in any way the general powers and authority of said officers. The Board may authorize any other officer or officers, or agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be delegated by the person so authorized; but unless so authorized by the Board of Directors or these Bylaws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount. In addition to the Treasurer, the Secretary or any Vice President, Assistant Treasurer or Assistant Secretary is authorized to attest the signature of the President or Chairman and to affix the corporate seal to any and all instruments requiring such attestation or execution under seal.

Section 10.16. Receipts, Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, as shall from time to time be determined by resolution of the Board. The President, any Vice President, the Treasurer, any Assistant Treasurer or any other officer or employee designated by the Board of Directors is authorized and empowered on behalf of the Corporation and in its name to endorse checks and warrants, to draw drafts, to give receipts for money due and payable to the Corporation, and to sign such other papers and do such other acts as are necessary or appropriate to perform his or her duties.

Section 10.17. Loans. No loan shall be contracted on behalf of the Corporation, and no negotiable paper shall be issued in its name, unless authorized by the Board. When so authorized, the Chairman of the Board, the President, the Treasurer, or a Vice President specifically designated by the Board may effect loans and advances at any time for the Corporation from any bank, trust company or other institution or from any firm, corporation or individual. In connection with such loans and advances, the Chairman of the Board, the President, the Treasurer or a designated Vice President may make, execute and deliver, with the counter-signature, unless otherwise authorized by the Board, of the Secretary or an Assistant Secretary, the Treasurer or an Assistant Treasurer, bonds, debentures, promissory notes or other evidences of indebtedness of the Corporation and, when so authorized may mortgage, pledge, hypothecate or transfer any real or personal property at any time held by the Corporation as security for the payment of any and all loans, advances, indebtedness and liabilities of the Corporation, and to that end execute and deliver instruments of mortgage or pledge or which otherwise transfer such property or an interest therein. Any authority so granted by the Board may be general or confined to specific instances and, if the Board so provides, may be delegated by the person so authorized.

Section 10.18. Custodian Accounts. Any two of the following officers acting jointly, namely, the President or any Vice President, shall have the authority to establish such custodian accounts with such banks or other institutions as in their judgment are necessary or desirable in the conduct of the Corporation's business, and any two of them acting jointly shall have the authority to issue orders and instructions respecting transactions with respect to such accounts.

ARTICLE XI

CAPITAL STOCK

Section 11.1. Certificates. Every holder of shares of Corporation capital stock ("Shares") shall be entitled to have a certificate, signed in the Corporation's name by the Chairman, the President, the Treasurer or a Vice President designated by the Board of Directors, and by the Secretary or an Assistant Secretary of the Corporation, certifying the number and class of Shares of the Corporation owned by him. Certificates representing Shares of the Corporation shall be issued in numerical order, and the Corporation's seal or a facsimile thereof shall be affixed to each certificate. The certificates shall contain the minimum requirements as set forth in Section 6.25 of the Alabama Business Corporation Act. The signature of any of the specified officers may be a facsimile if actually countersigned by one of the other designated officers. The signatures of both officers may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar other than the Corporation or one of its employees. In the event any officer whose actual or facsimile signature is affixed to the certificate shall have ceased to serve as an officer before such certificate was issued, such certificate may be adopted and issued by the Corporation as though he was such officer on the issue date.

Section 11.2. Stock Records. A record shall be kept of the respective names of persons owning the Shares represented by certificates, the number of Shares represented by such certificates and the respective issue dates thereof, and in the case of cancellation, the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be canceled and a new certificate or certificates shall not be issued in exchange for any existing certificates until such existing certificate shall have been so canceled, except in cases otherwise provided for in this Article XI.

Section 11.3. Stock Transfer. Shares of the Corporation shall be transferred only upon the Corporation's books by the registered holder thereof, either in person, by his or her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, or with the Corporation's duly appointed transfer agent, upon payment of all taxes on such transfer and surrender of properly endorsed certificates for such Shares. The Corporation shall be entitled to recognize the exclusive right of a person or entity registered on its books as the owner of Shares entitled to receive dividends and to vote as such owner, and the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such Share or Shares on the part of any other person, whether or not it shall have express or other notice thereof, except as may otherwise be required by the laws of the State of Alabama. The Corporation's obligation to effect a transfer of shares shall be subject to all provisions of the Articles of Incorporation and these Bylaws, and to any applicable restrictions on transfer imposed or permitted pursuant to such Articles of Incorporation, these Bylaws, or applicable law or agreement.

Section 11.4. Lost, Destroyed and Mutilated Certificates. The holder of any Shares shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board may, in its discretion and after the expiration of such period of time as it may determine to be advisable, cause a new certificate or certificates for Corporation Shares to be issued upon the surrender of the mutilated certificate, or upon proof satisfactory to the Board of such loss or destruction of the certificate. The Board may, in its sole discretion, require the owner of the lost, destroyed or mutilated certificate, or his or her legal representatives, to give the Corporation a bond, in such sum and with such surety or sureties as it may direct, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, destruction or mutilation of any such certificate or the issuance of such new certificate.

Section 11.5. Transfer Restrictions. The Corporation shall have the right to impose restrictions upon the transfer of any or all Shares or any interest therein, or any securities or evidences of indebtedness, whether or not convertible or exchangeable into such Shares, from time to time issued, provided that notice of such restrictions as may from time to time be imposed shall be set forth conspicuously in full or in summary upon the face or back of the certificates representing such restricted Shares or other securities or evidences of indebtedness. The Corporation may, from time to time, enter into any agreement to which all, or less than all, of the holders of record of the issued and outstanding Corporation Shares shall be parties, restricting the transfer of any or all Shares represented by certificates therefor upon such reasonable terms and conditions as may be approved by the Board of Directors of the Corporation, provided notice of such transfer transactions is conspicuously set forth on the certificates representing such restricted stock.

Except where registered under the Securities Act of 1933, as amended, and applicable state securities acts, or where, in the Corporation's judgment, no transfer restrictions are imposed or required thereunder, all securities and all evidences of indebtedness which are convertible into or exchangeable for Corporation Shares or securities, shall be legended substantially as follows:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE NOT REGISTERED PURSUANT TO THE SECURITIES

ACT OF 1933 OR ANY STATE SECURITIES ACT. SUCH SECURITIES SHALL NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED OR DISPOSED OF ABSENT SUCH REGISTRATION, UNLESS, IN THE OPINION OF THE CORPORATION'S COUNSEL, SUCH REGISTRATION IS NOT REQUIRED."

This legend is non-exclusive and is in addition to other transfer restrictions which may be imposed. Other transfer restrictions and legends for purposes of complying with applicable securities laws and regulations may be imposed by action of the Board of Directors from time to time.

Section 11.6. Conditions to Transfer. As a condition to transferring Corporation Shares, or other securities or evidences of indebtedness, the Corporation shall have the right to demand from any holder requesting such transfer, evidence satisfactory in the Corporation's sole judgment that the holder requesting the transfer has complied with any transfer restrictions imposed pursuant to Section 11.5 of this Article or otherwise lawfully imposed.

Section 11.7. Closing of Stock Transfer Books. To facilitate the Corporation's determination of the shareholders entitled to notice of, or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Corporation Shares, or for the purpose of any other lawful action, the Board of Directors may close the stock transfer books for a stated period, which shall not be less than 10 nor more than 50 days before the date of such meeting or other action. A determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders shall apply to any adjournment of any such meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting if the stated period of closing has expired.

Section 11.8. Regulations. The Board may make such rules and regulations concerning the issue, transfer and registration of certificates for Shares of the Corporation as it may deem expedient and not inconsistent with these Bylaws. It may appoint, or authorize any principal officer or officers to appoint, one or more transfer agents and one or more registrars, and may require all certificates for Shares of the Corporation to bear the signature or signatures of any of them.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1. Declaration of Dividends. Except as otherwise expressly provided by the Articles of Incorporation, dividends upon the Corporation's Shares may be declared by the Board of Directors at any regular or special meeting in accordance with the Company's Articles of Incorporation and with applicable law. Dividends may be paid in cash, property, or in Shares of the Corporation of any class or series.

Section 12.2. Statement of Business and Condition at Shareholders' Meetings. The Board of Directors shall present at each annual meeting, and at any special meeting of the shareholders, a clear statement of the business and condition of the Corporation.

Section 12.3. Annual Reports to Shareholders. The Board of Directors shall cause the Corporation to mail to each of its shareholders not later than 120 days after the close of each of its fiscal years, financial statements, which may be consolidated, including a balance sheet as of the end of such fiscal year and a statement of income for such fiscal year. Such financial statements shall be prepared in accordance with generally accepted accounting principles applicable to banks or in accordance with bank regulatory requirements. The financial statements shall be accompanied by a report of the Chairman of the Board or the President, the Cashier or a certified public accountant stating whether, in their opinion, the financial statements of the Corporation present fairly the financial position of the Corporation and the results of its operations.

Section 12.4. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 12.5. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the words "Seal" or "Corporate Seal," and "Alabama", as impressed in the margin hereof. The seal may be used by causing it or a facsimile thereof to be impressed, affixed, or reproduced or otherwise used on any document or instrument.

Section 12.6. Indemnification.

(a) The Corporation shall indemnify all persons who may be indemnified by the Corporation to the full extent required or permitted by law, including but not limited to the indemnification provided in Section 10-2B-8.50, *et. al.*, of the Alabama Business Corporation Act, as such Alabama Business Corporation Act or such Section 10-2B-8.50, *et. al.,* now or hereafter exists.

(b) In addition to the above, and without restricting the power or duty of the Corporation to provide indemnification, the Corporation shall:

(i) Indemnify any person who was, or is, a party, or is threatened to be made a party, to any threatened, pending or completed claim, action, suit or proceeding whether civil, criminal, administrative or investigative, including appeals, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is, or was, serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any claim, action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(ii) Indemnify any person who was, or is, a party, or is threatened to be made a party, to any threatened, pending or completed claim, action or suit by, or in the right of, the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless, and only to the extent that, the court in which such action was brought shall determine upon application that, despite the adjudication of liability, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(iii) Indemnify any director, officer, employee or agent of the Corporation against expenses, including reasonable attorneys' fees, actually and reasonably incurred by him in connection with any action, suit, or proceeding referred to in subsections (i) and (ii) of this Section or in defense of any claim, issue or matter therein, to the extent that he has been successful on the merits or otherwise in defense of any such action, suit or proceedings. Any indemnification under subsections (i) and (ii) of this Section, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (i) and (ii) of this subsection. Such determination shall be made (1) by the Board of Directors by majority vote of a quorum consisting of directors who were not parties to, or who have been wholly-successful on the merits or otherwise with respect to such claim, action, suit or proceeding; or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders.

(c) In addition to the above provisions of this section, and without restricting the power or duty of the Corporation to provide indemnification thereunder, unless prohibited by law, the Corporation may indemnify any director, officer, employee or agent under such circumstances and to the extent approved by the holders of a majority of the shares of stock of the Corporation; *provided, however,* that the shares of stock of the person or persons proposed to be indemnified shall not be included for the purpose of determining what constitutes a majority and such shares shall not be voted on the issue. Indemnification may be provided under this subsection (c) notwithstanding the fact that it has been denied, expressly or by implication, under subsections (a) or (b) of this Section.

(d) Expenses, including reasonable attorneys' fees, incurred in defending a civil or criminal claim, action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such claim, action, suit or proceeding as authorized in the manner provided in subsections (b) and (c) of this Section upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if, and to the extent that, it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in subsections (b) and (c) of this Section.

(e) The indemnification authorized by this Section shall not be deemed exclusive of, and shall be in addition to, any other rights to which those indemnified may be entitled under any statute, rule of law, provision of the Articles of Incorporation, these Bylaws, agreement or vote of shareholders or disinterested directors, or otherwise, both as to actions in his or her official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors, administrators, and personal representatives of such a person.

(f) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Section or under Section 10-2B-8.50, *et. al.*, of the Alabama Business Corporation Act, as such Section 10-2B-8.50, *et. al.*, or such Act now or may hereafter exist.

ARTICLE XIII

AMENDMENT OF BYLAWS

Section 13.1. Amendment of Bylaws. These Bylaws may be altered, amended, added to, or repealed and new Bylaws adopted by the Board of Directors at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors if notice of such proposed action is contained in the notice of such special meeting. The Board of Directors may not alter, amend, add to, or repeal any Bylaw establishing what constitutes a quorum at meetings of the shareholders. These Bylaws also may be altered, amended, added to or repealed, and new Bylaws adopted by majority vote of the shareholders at any annual meeting thereof or at any special meeting if notice of such proposed action shall have been given to each shareholder.

Exhibit 3

Specimen Stock Certificate of Altrust's Common Stock, par value $.01 per share.

COMMON STOCK

[redacted]
NUMBER
4106



COMMON STOCK

[redacted]
SHARES

ALTRUST FINANCIAL SERVICES, INC.

Incorporated Under the Laws of the State of Alabama

CUSIP 230154 10 6

SEE REVERSE FOR CERTAIN DEFINITIONS AND AVAILABILITY OF A FULL STATEMENT DESCRIBING THE CORPORATION'S CAPITAL STOCK

This Certifies that

SAMPLE

is the registered owner of

Countersigned and Registered:
PEOPLES BANK OF NORTH ALABAMA
Transfer Agent and Registrar

By

Its Authorized Officer

FULLY PAID AND NONASSESSABLE SHARES OF THE COMMON STOCK of
ALTRUST FINANCIAL SERVICES, INC.
(the "Corporation"), transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. The par value of each share shall be as set forth from time to time in the Corporation's Articles of Incorporation. This Certificate and the shares represented hereby are issued and shall be held subject to all provisions of the Corporation's Articles of Incorporation and By-laws and any amendments thereto, copies of which are on file in the Corporation's main office, and to all provisions of which the holder hereof assents.

This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

WITNESS the facsimile seal of the Corporation and the signatures of its duly authorized officers.

Dated: ____________, ________

Secretary

ALTRUST FINANCIAL SERVICES, INC.
CORPORATE
SEAL
★ ALABAMA ★

President VOID

Exhibit 4

Subscription Agreement

SUBSCRIPTION AGREEMENT

ALTRUST FINANCIAL SERVICES, INC.

OUR COMMON STOCK IS NOT A DEPOSIT AND IS NOT INSURED BY THE FDIC OR ANY GOVERNMENTAL AGENCY. NEITHER THE SEC, THE FDIC, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR COMMON STOCK OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The undersigned (individually and collectively the "*Subscriber*"), intending to be legally bound, hereby applies to Altrust Financial Services, Inc. (the "*Company*") to purchase the number of shares of the Company's $0.01 par value common stock (the "*Common Stock*") at $7.75 per share (the "*Purchase Price*") specified below, in accordance with the terms and conditions of this Subscription Agreement and the offering (the "*Offering*") as described in the offering circular (the "*Offering Circular*") relating to the offer and sale of the Common Stock.

1. *Receipt of Offering Circular.* The Subscriber has received a copy of the Offering Circular with respect to the Offering, and understands that upon acceptance by the Company, this Subscription Agreement will be a binding obligation of the Subscriber to immediately purchase the shares subscribed.

2. *Purchase for Subscriber's Account Only.* The Subscriber represents, warrants, and covenants that he is offering this Subscription Agreement and will purchase the Common Stock solely for his own account and for the person(s) in whose name(s) such shares are to be registered (or in whose names a brokerage account is to be established) as set forth below.

3. *Payment and Delivery of Subscription.* **All checks in payment of Subscriptions shall accompany this Subscription Agreement and shall be payable to "Altrust Financial Services, Inc."** All shares subscribed and made available to the undersigned Subscriber by the Company must be paid in full before the Company will be obligated to issue any Common Stock in respect of such subscription. **Subscription Agreements and checks in payment for Common Stock subscribed should be delivered or mailed to Attn: J. Robin Cummings, Altrust Financial Services, Inc., 811 2nd Avenue S.W., Cullman, Alabama 35055-4222.** The offering period for the Common Stock will terminate 60 days after the date of the offering circular, unless terminated sooner, although we may extend the offering for one or more 30 day periods in our discretion.

4. *Allocation of Shares.* The Subscriber understands and agrees that the Company has, in its sole discretion, the right to allocate shares among Subscribers, and to accept or reject subscriptions in whole or in part.

5. *Delivery of Certificates.* As a convenience to the Subscriber, unless the Subscriber indicates otherwise in the space provided below, the Subscriber will receive physical delivery of the certificate, registered in his name, as indicated in this Subscription Agreement.

6. *Miscellaneous.* The Subscriber confirms that all information supplied by it is true, accurate, and complete, and shall constitute representations, warranties, and covenants which shall survive the execution, delivery, and acceptance of this Subscription Agreement and the issuance and delivery of the Common Stock to the Subscriber or his broker. When accepted by the Company, this Subscription Agreement shall bind the Subscriber and his successors and assigns, personal and legal representatives, and heirs to pay for all shares subscribed. The Subscriber may not assign or transfer this Subscription Agreement or any interest herein, and this Subscription Agreement may not be revoked by the Subscriber. Headings used herein are for convenience of reference only and shall not be considered in construing the terms of this Subscription Agreement. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Alabama.

Common Stock purchased by the undersigned shall be registered as listed below. In the absence of any contrary instructions, all shares subscribed by two or more individuals will be registered to such persons as joint tenants with rights of survivorship. (If certificates for shares are to be issued, or a brokerage account is to be established, in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If certificates for shares are to be issued in the name of one person for the benefit of another, or in a person's Individual Retirement Account (or other qualifying retirement account), please indicate whether registration should be as trustee, custodian, or holder of an IRA/Retirement Account for each person, and if as trustee, please provide the full name and date of such trust.)

IN WITNESS WHEREOF, the undersigned, acting with full authority and capacity has executed, or caused to be executed, this Subscription Agreement.

Number of shares of
Common Stock subscribed:______________________

Name(s) of Subscriber(s):*
____
____

Total Subscription Price
(at $7.75 per share): $______________________

***Please PRINT or TYPE exact name(s) in which you would like the Common Stock to be registered**

Please indicate the form of ownership the undersigned desires for the Common Stock:

- ☐ Individual
- ☐ Trustee
- ☐ Corporation
- ☐ Joint Tenants with Rights of Survivorship
- ☐ Partnership
- ☐ Tenants in Common
- ☐ Custodian
- ☐ Beneficiary of IRA/Retirement Account
- ☐ Other

SUBSTITUTE FORM W-9

Under the penalties of perjury, I certify that: (1) the Social Security Number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or because the Internal Revenue Service has notified me that I am no longer subject to backup withholding. *Instructions:* You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax return and if you have not received a notice from the Internal Revenue Service advising you that backup withholding due to notified payee under reporting has terminated.

Signature** ______________________ **Date:**______________________

PLEASE SIGN AND PROVIDE THE REQUESTED INFORMATION ON NEXT PAGE

Subscriber #1

____
Signature** Date

____
Social Security or
Federal Taxpayer Identification No.

____
Residence Street Address/Route

____
City and State Zip

____
Area Code and Telephone Number

Subscriber #2 (if any)

____
Signature** Date

____
Social Security or
Federal Taxpayer Identification No.

____
Residence Street Address/Route

____
City and State Zip

____
Area Code and Telephone Number

** If a corporation, please sign in full corporate name by president or other authorized officer. When signing as officer, attorney, custodian, trustee, administrator, guardian, etc., please give your full title as such. In case of joint tenants, each person must sign.

DO NOT WRITE BELOW THIS LINE

Accepted as of this _____ day of __________, 2002, as to ___ shares of Common Stock.

ALTRUST FINANCIAL SERVICES, INC.

By:_________________________________

Name:_______________________________

Title: ______________________________

Exhibit 6(a)

Acquisition Agreement, dated as of February 25, 2002, between Community Bank and Peoples Bank of North Alabama; Amendment 1 to the Acquisition Agreement, dated as of May 2, 2002, between Community Bank and Peoples Bank of North Alabama; and Amendment 2 to the Acquisition Agreement, dated as of July 17, 2002, between Community Bank and Peoples Bank of North Alabama.

Execution Copy

ACQUISITION AGREEMENT

This Acquisition Agreement (the "Agreement") is made and entered into as of the 25th day of February, 2002, by and between Peoples Bank of North Alabama, an Alabama banking corporation (the "Purchaser"), and Community Bank, an Alabama banking corporation (the "Seller").

WITNESSETH:

The Seller has offered for sale its branch offices located at (i) 100 N. Main Street, Arab, Alabama, (ii) 910 N. Brindlee Mountain Parkway, Arab, Alabama, (iii) 610 Gunter Avenue, Guntersville, Alabama, (iv) 407 N. Broad Street, Albertville, Alabama, (v) 11697 U. S. Highway 431, Guntersville, Alabama and (vi) 190 Billy Dyar Boulevard, Boaz, Alabama (the "Branches") together with substantially all of the deposit and Loan business of such Branches.

The Purchaser has received summary information regarding the Branches and has offered to purchase substantially all of the assets and liabilities of the Branches on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt of which is acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINED TERMS

1.01 Definitions. The following terms used in this Agreement shall have the meanings specified below:

(a) "Available Core Deposit Base" means the daily average total Core Deposit balances, as indicated by the general ledger books of account of the Branches for the approximately 30-day period immediately preceding the Settlement Date.

(b) "Closing" means the closing of the purchase of the assets and the assumption of the liabilities of the Branches as provided herein.

(c) "Core Deposits" means all deposits maintained at the Branches, exclusive of (i) public funds time deposits including deposits of the State of Alabama and its political subdivisions, authorities and agencies, including time deposit open accounts or TDOA, (ii) deposits represented by certificates of deposit representing at Closing a liability of $100,000 or more and (iii) any accounts designated by mutual agreement of Seller and Purchaser on Exhibit 1.01(c) attached hereto as not expected to transfer to Purchaser ("NETT Deposits").

(d) "Lien" means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest.

(e) "Litigation" means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a party, its business, its records, its policies, its practices, its compliance with applicable law, its actions, its assets (including contracts and agreements related to it), or the transactions contemplated by this Agreement.

(f) "Loan" means each loan agreement, note or borrowing arrangement (including all collateral relating thereto) to which Seller is a party and which are properly booked on the Branches' books and records at Closing, including, without limitation, all overdraft lines of credit.

ARTICLE II
SALE OF ASSETS

2.01 Assets Sold. On the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall transfer, convey, assign and deliver to the Purchaser and the Purchaser shall purchase and receive from the Seller, all of Seller's right, title and interest in the following assets, properties and rights (the "Purchased Assets") free and clear of all Liens:

(a) all Loans properly booked on the Branches' books and records at Closing at their respective then outstanding principal amounts, together with accrued interest thereon, including the following:

(1) Loans in which the collateral securing same has been repossessed or in which collection efforts have been instituted or, claim and delivery or foreclosure proceedings have been commenced);

(2) Loans 30 days or more past due, including nonaccrual status;

(3) Loans upon which insurance has been force-placed;

(4) Loans in connection with which the borrower has filed a petition for relief or is the subject of a proceeding under the United States Bankruptcy Code prior to the Closing Date;

(5) Loans that do not meet the credit standards of the Purchaser;

(6) Loans otherwise identified by Purchaser as uncollectible; and

(7) Loans classified or classifiable as special, uncertain, substantial or loss.

All Loans that fit the criteria of (1) – (7) above shall hereinafter be referred to as "Discounted Loans" and shall be purchased by the Purchaser at mutually agreed amounts to be shown as Exhibit 2.01(a)(1), which amounts shall appropriately reflect the risks, collectibility or realization and costs of collection and realization. All other Loans to be purchased shall be purchased at the value thereof shown on Seller's books (the "Regular Loans"). Purchaser shall not be required to take any Loans which are to any employee of the Seller (other than to employees of the Branches) nor any Loans to any affiliates of Seller or its related entities.

(b) all overdraft lines of credit related to deposit accounts of Seller or overdrawn deposit accounts of Seller that are 60 or more days past due or otherwise charged off by Seller ("Overdue Lines of Credit");

(c) all of the Seller's rights and title to the real property and improvements set forth on Exhibit 8.03, whether owned or leased by the Seller, with any owned real property and improvements to be purchased at the fully depreciated net book value thereof (set forth on Exhibit 8.03) and any leased real property and improvements being transferred to Purchaser by a valid assignment of such lease(s) and an assumption by Purchaser of the obligations thereunder, to the extent assignable ("Real Property");

(d) all cash on hand at the Branches at Closing;

(e) all furniture, fixtures and equipment and any replacements thereof or repairs thereto (together with any manufacturer's warranties or maintenance or service agreements thereon which are in effect and are assignable) located in the Branches (exclusive of those items referred to in Section 2.03 of this Agreement), whether leased or owned as identified on Exhibit 8.04, with owned property being purchased at the fully depreciated net book value thereof (set forth in Exhibit 8.04) and any leased property being transferred to Purchaser by a valid assignment of such lease(s) and an assumption by Purchaser of the obligations thereunder ("Furniture, Fixtures and Equipment");

(f) all rights to the extent assignable in, to and under any vendor single interest insurance or other insurance on Loans or collateral transferred to the Purchaser with the Loans, and any payment received by Seller before the Closing prorated based on the term of the Loan, and after Closing with respect to such insurance;

(g) all unearned credit insurance or debt cancellation premiums under the control of the Seller with respect to Loans sold to the Purchaser hereunder;

(h) all agreements, contracts, instruments, files (written or electronic), credit analysis and reports, ledgers, or other documents relating to any of the foregoing; and

(i) all real property categorized on the books of the Branches as "other real estate" and set forth on Exhibit 2.01(i) hereto (the "Other Real Estate") at the mutually agreed upon prices set forth opposite each item of Other Real Estate on Exhibit 2.01(i).

2.02 Value of Equipment and Additions. The Seller represents and warrants that the net book value of the Real Property and the Furniture, Fixtures and Equipment of the Branches on Seller's books (excluding the items listed in Section 2.03 of this Agreement) is as set forth in Exhibits 8.03 and 8.04 as of the date of this Agreement and which exhibits shall be updated to Closing Date.

2.03 Assets Not Sold. The following are expressly excluded from the Purchased Assets:

(a) the Seller's signs and logos, except that all sign poles and time and temperature signs will remain and become Purchaser's property;

(b) the Seller's proprietarily marked stationery, forms, labels, shipping material, brochures, advertising material and similar property; provided, however, it is the intention of the parties, that items not bearing proprietary marks and which are necessary or useful in operating the Branches not be removed;

(c) any Loans to any Seller Affiliate (as defined in Section 7.01), except for Loans made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or other unfavorable features to persons employed and performing services at the Branches; and

(d) any Loans or participations or other interests in any Loans originated and transferred from another financial institution to Seller as part of a loan sale, sale of participations or interests, including syndicated creditors or otherwise.

2.04 Purchase Price. As full consideration for the purchase of the Branches and the Purchased Assets, the Purchaser shall pay Seller a purchase price (the "Purchase Price") equal to the sum of the following:

(a) fully depreciated net book value for the owned Real Property and owned Furniture, Fixtures and Equipment;

(b) a premium for the Core Deposits equal to 8.00% of the Available Core Deposit Base;

(c) the book value for the Regular Loans as set forth on Exhibit 2.01(a)(2);

(d) with respect to all Discounted Loans, an amount to be mutually agreed upon by the Seller and Purchaser and set forth on Exhibit 2.01(a)(1);

(e) the aggregate sum of one dollar ($1.00) for all of the Overdue Lines of Credit;

(f) the face amount of the cash on hand at the Branches at Closing;

(g) with respect to the Other Real Estate, the aggregate of the purchase prices mutually agreed upon by Seller and Purchaser and set forth on Exhibit 2.01(i) for each item of Other Real Estate; and

(h) with respect to all other Purchased Assets listed in Section 2.01, the aggregate sum of one dollar ($1.00).

2.05 Documents of Transfer. The sale, transfer, assignment and delivery of the Purchased Assets pursuant to this Article II shall be effected by general warranty deeds, bills of sale, endorsements, assignments and other instruments of transfer and conveyance sufficient to convey all of Seller's right, title and interest as agreed hereunder and satisfactory in form and substance to counsel for the Seller and the Purchaser, including, without limitation, the making of all filings and the recordation of all mortgages and other Loans in the respective county courthouses where the property covered by such mortgages and other Loans relate. At the Closing, the Seller will give the Purchaser possession and control of the Purchased Assets and assumed liabilities and will deliver to the Purchaser all keys, combinations, codes and other necessary access devices relating to the Branches, the Purchased Assets and the assumed liabilities. At Closing, the Seller will deliver to the Purchaser originals of the promissory notes, security agreements, and related agreements, documents and instruments or information relating to or evidencing all Loans purchased, to the extent these exist, and otherwise will deliver the best copies available.

2.06 Removal of Assets Not Sold. As soon as reasonably possible following the Closing, the Seller will remove all of its personal property referred to in Section 2.03 of this Agreement; provided, however, the Seller shall coordinate with the Purchaser to have the Seller's signs and logos (other than all sign poles and time and temperature signs) removed from the Branches at Closing; provided further, that Seller shall not remove any property items not bearing Seller's proprietary marks and which are necessary or useful in operating the Branches. The Seller shall remove all such signs, logos and equipment at its own cost and in a manner that will not damage the premises or improvements or unduly disturb operations.

2.07 Title to Real Property and Leases. The Seller shall provide the Purchaser with originals (or copies if originals are not available) of all deeds and leases with respect to the Branches' real property and improvements, and all real estate records to the extent held by the Seller relating to the Branches.

2.08 Breaches with Third Parties. Nothing in this Agreement shall constitute an agreement to assign any claim, contract, license, lease, commitment, sales order or purchase order or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or would in any way affect the rights of the Seller thereunder so that Purchaser would not in fact receive all such rights and all such items are listed on Exhibit 2.08 hereto. The Seller will cooperate with the Purchaser in any arrangement desired to provide Purchaser with the benefits under any such claims, contracts, licenses, leases, commitments, sales or purchase orders. Seller shall obtain at its sole cost and expense evidence satisfactory to the Purchaser of transfer or assignment to the Purchaser of any such property or property rights or any contract or agreement which shall require the consent or approval of any third party.

2.09 Payments and Information Received After Closing. The Seller agrees to forward promptly to the Purchaser:

(a) any payments (properly endorsed as necessary) which are received by the Seller on or after the Closing Date that relate in any way to the Loans being purchased by the Purchaser hereunder, together with sufficient information so that any such payments may be properly applied to the extent such information is available to the Seller;

(b) any notices or other correspondence received on or after the Closing Date that relate in any way to the Loans purchased or to other Purchased Assets; and

(c) a listing of all customer deposit accounts at the Branches previously closed by customers or charged-off by Seller since January 1, 2001, including the names, addresses and phone numbers for such customers.

ARTICLE III
ASSUMPTION OF LIABILITIES

3.01 Liabilities Assumed. At the Closing, the Seller shall transfer to Purchaser and the Purchaser shall assume and agree to pay and discharge only those specific existing liabilities of the Branches described in Exhibit 3.01 hereto (the "Assumed Liabilities"). No assurance is given by the Seller that the Branches' present deposit customers will become or continue to be customers of the Purchaser, the same being at the sole discretion of such customers.

3.02 Liabilities Not Assumed. Except for the Assumed Liabilities specifically assumed by the Purchaser under Section 3.01 above, the Purchaser is not assuming any other liabilities or obligations of the Seller, including, but not limited to the following:

(a) cashier's checks, money orders, interest checks, official checks, letters of credit, consignments of U.S. Savings bonds, drafts and expense checks issued by the Seller prior to Closing;

(b) all liabilities and obligations of any nature arising from or connected with the Branches and their operations, including relating to circumstances or events arising or existing prior to the Closing, including, but not limited to, liabilities or obligations with respect to any Litigation or governmental proceedings arising, commencing or made known to Seller prior to

Closing and related to the Branches, or which thereafter arise with respect to matters occurring prior to Closing;

(c) all liabilities and obligations of the Seller for fees, commissions, costs and expenses incurred by the Seller in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, legal, consulting, accounting and appraisal fees and expenses; and

(d) all liabilities and obligations of Seller under any debt cancellations or credit insurance contracts or similar arrangements.

3.03 Documentation of Assumption. At Closing the Purchaser shall deliver to the Seller an undertaking, reasonably satisfactory in form and substance to counsel for the Seller, under which the Purchaser will assume and agree to perform, discharge and pay the obligations and liabilities assumed by the Purchaser pursuant to this Agreement. An acceptable form of such undertaking is attached as Exhibit 3.03 hereto and made a part hereof.

3.04 Assumption Subject to Certain Terms. The liabilities being assumed by the Purchaser pursuant to this Article shall be assumed subject to the terms and conditions of the contracts of deposit and other written agreements relating thereto and provided by Seller to Purchaser and the laws, rules and regulations applicable thereto.

3.05 Payment of Items by Seller After Closing. If, subsequent to the assumption of liabilities pursuant to this Article III, the Seller shall properly honor any valid check or withdrawal on a deposit assumed by Purchaser ("Transferred Account"), then in that event the Purchaser shall pay the Seller any monies so paid by the Seller to or for the benefit of such Transferred Account, if there are sufficient available collected funds in such Transferred Account to fully pay such check or item.

3.06 Payment of Items by Purchaser After Closing. The Purchaser agrees that after Closing it will pay in accordance with applicable law and customary banking practices all properly payable checks, drafts and withdrawal orders drawn by the parties to the Transferred Accounts if the available collected balance of each Transferred Account is sufficient to permit the payment thereof.

3.07 Transfer of Credits by Seller; Information Received After Closing.

(a) The Seller agrees to transfer to the Purchaser any deposits received by it after the Closing Date for credit to Transferred Accounts, however, the Seller shall be under no obligation after 60 days from the Closing Date to accept such deposits or for any claims resulting from such procedure.

(b) Any notices or correspondence received by the Seller on or after the Closing with respect to any liabilities assumed or Loans or assets purchased by the Purchaser hereunder will be sent promptly to the Purchaser.

3.08 Safe Deposit Boxes. The keys, contracts, signature cards and other material or equipment related to safe deposit boxes located in the Branches, together with such boxes which shall contain all contents thereof, shall be delivered by the Seller to the Purchaser at Closing. Safe deposit box rentals collected by the Seller prior to the Closing shall be prorated between the Seller and the Purchaser at Closing.

3.09 Seller Not Liable to Pay. In the event any deposit customer holding a Transferred Account shall demand payment from the Seller for all or any part of any deposit liabilities assumed by the Purchaser with respect to the Transferred Account, the Seller shall not be liable or responsible for making such payment. If Seller does make any such payment to a deposit customer relating to a Transferred Account, Purchaser shall promptly reimburse Seller for the amount thereof; provided, there are sufficient available collected funds in such Transferred Account to fully pay such reimbursement.

3.10 Purchaser Responsible for Returned Items. The Purchaser agrees to pay promptly to the Seller an amount equal to the amount of any checks, drafts or withdrawal orders credited to a Transferred Account as of the Closing Date and reflected in the Settlement Statement, but which are returned to the Seller after the Closing Date.

3.11 Final Statements. Seller will render a final statement to each depositor of a Transferred Account assumed under this Agreement as to transactions occurring through the Closing Date. Seller will be entitled to impose normal fees and service charges on a per item basis through Closing, but Seller will not impose periodic fees or blanket charges in connection with such final statements.

3.12 Automated Clearing House. The Purchaser, at its expense, will timely notify all Automated Clearing House ("ACH") originators of the transfers and assumptions to be made pursuant to the Agreement as of the Closing Date, and the Seller will cooperate with the Purchaser and provide, at Seller's expense, all tapes and data reasonably requested by Purchaser for such purpose. For a period of 60 days beginning on the Effective Time, Seller will honor all ACH items related to accounts assumed under this Agreement which are mistakenly routed or presented to Seller. Seller will make no charge to Purchaser for honoring such items, and will electronically transmit such ACH data to Purchaser. If Purchaser cannot receive an electronic transmission, Seller will make available to Purchaser at Seller's operations center receiving items from the ACH tapes containing such ACH data. Items mistakenly routed or presented after the 60-day period will be returned to the presenting party.

3.13 Debit Card Transactions. After the Closing, Purchaser agrees to use its reasonable efforts to collect from Purchaser's customers amounts equal to any debit card connected with a Transferred Account and any Visa or MasterCard chargebacks under the MasterCard and Visa Merchant Agreements between Seller and its customers or amounts equal to any deposit items on Transferred Accounts and that are returned to Seller after the Closing which were honored by Seller prior to the Closing and remit such amounts so collected to Seller. Purchaser agrees to immediately remit to Seller any funds held in the customer's related Transferred Account when the Purchaser receives such notice from the Seller, up to the amount of the charged back or returned item that had been previously credited by Seller, if such funds are available in such customer account at the time of notification by Seller to Purchaser of the charged back or returned item. Notwithstanding the foregoing, Purchaser shall have no duty to remit funds for any item or charge that has been improperly returned or charged to Seller.

ARTICLE IV
ASSUMPTION OF RISKS

4.01 Insurance Policies. Effective immediately following the Closing Date, the Seller will discontinue any casualty and public liability insurance coverage maintained with respect to the premises of the Branches. The Purchaser shall be solely responsible for all casualty losses and liability claims arising from the premises of the Branches after the time of Closing. Nothing in this Section 4.01 shall be construed or deemed to require the Purchaser to insure the furniture, fixtures or equipment of the Seller which may not be removed from the Branches at Closing, and the Seller shall solely bear all risk of loss to such property following Closing.

4.02 Safe Deposit Boxes. Immediately following the Closing Date, the Purchaser shall assume all risks arising after the Closing with respect to granting access to and protecting the contents of the safe deposit boxes located at the Branches.

4.03 Security of Persons and Property Immediately following the Closing Date, the Seller will discontinue providing any security for persons and property provided by the Seller prior to Closing.

ARTICLE V
SETTLEMENT

5.01 Settlement. The amount of cash to be received or paid by Purchaser at Closing shall be calculated in accordance with the formula set forth in the Settlement Statement attached hereto as Exhibit 5.01 and incorporated herein by reference. The Purchased Assets to be transferred at Closing shall be valued as provided in Article II of this Agreement.

At least five (5) days prior to the Closing Date (the "Settlement Date"), the Seller shall deliver to the Purchaser a copy, certified by a duly authorized officer of the Seller, of such Settlement Statement, which sets forth the computation of the cash payable to or due from the Purchaser at Closing, and upon acceptance by the Purchaser, the Seller or the Purchaser, as the case may be, shall pay said amount to the other at Closing.

5.02 Post-Closing Adjustments to Purchase Price. As soon as reasonably practicable, but within five (5) business days following the Closing Date, the Purchaser shall, based upon the general ledger and other books and records relating to the Branches, recalculate the amount of cash to be received or paid by the Purchaser as of the Closing Date using the Final Settlement Statement attached hereto as Exhibit 5.02 and incorporated herein by reference, and the amount of cash to be received or paid by the Purchaser shall be agreed upon by the Purchaser and Seller and shall be adjusted and paid, by the Seller or the Purchaser, as the case may be, as provided in such Exhibit 5.02.

5.03 Casualty and Other Losses Prior to Closing. If the buildings in which the Branches are located or any other Real Property, improvements or Furniture, Fixtures and Equipment with respect to the Branches or which are included in or are securing any Purchased Assets shall be damaged by fire or other casualty, whether insured or uninsured, and shall not be repaired or restored to its original condition prior to the Closing, Seller shall promptly assign and pay over to Purchaser any insurance proceeds with respect to such assets.

5.04 Pro Rata Adjustments of Expenses. All property taxes, rents and utility payments, salaries, and all other similar expenses and taxes itemized in a writing delivered by the Seller to Purchaser at least five (5) business days prior to the Closing Date relating to the ownership and operation of the Branches, and the Federal Deposit Insurance Corporation ("FDIC") insurance premiums relating to Transferred Accounts, shall be prorated between the parties as of the Closing Date.

ARTICLE VI
EMPLOYEES

6.01 Transfer of Certain Employees. Seller will use its reasonable efforts to maintain the employees as employees of Seller at the Branches until the Closing Date. Any employee whose employment shall be terminated for any reason prior to the Closing Date or who shall elect not to be an employee of Purchaser shall be dealt with by Seller in its sole and absolute discretion, and Purchaser shall have no liability whatsoever therefor. Effective at Closing, the Seller will terminate the employment of all employees assigned to the Branches, and such employees will become "at will" employees of the Purchaser under such terms as may be established by Purchaser in its sole discretion, except as otherwise expressly provided in Section 6.03 below. The Seller and the Purchaser shall mutually agree upon any additions to or replacements of staff after the date of this Agreement through Closing, and Seller shall not employ any employees at the Branches during such time other than on an "at will" basis and upon prior notice to Purchaser.

6.02 Re-Employment Restriction. The Seller agrees that for a period of two years following the Closing it shall not solicit the employment of any of its former employees who transfer to the Purchaser at Closing.

6.03 Benefits. Each employee of Seller who transfers to the Purchaser will receive pension, profit sharing, insurance, vacation, sick leave and other benefits that are substantially similar to comparable employees of Purchaser. Purchaser shall give each of Seller's employees who transfer to Purchaser credit for service with Seller for purposes of any vacation or sick leave policy, and for purposes of determining eligibility and vesting (but not benefit accrual) under Purchaser's qualified benefit plans.

6.04 Responsibility for Employees Transferring. With respect to all employees of the Branches transferring to the Purchaser, the Seller will be responsible for all salaries, wages and benefits payable to such employees during employment by the Seller up to and including the Closing Date, and all benefits under Seller's 401(k), employee stock ownership plan, and other employee benefit plans or options shall be paid as soon as reasonably practicable in accordance with the applicable plan to the extent that such benefits become vested at the Closing Date as a result of the transactions contemplated hereby.

6.05 Employee Information. The Seller shall provide the Purchaser at times the Purchaser may deem necessary such records and information regarding such transferred employees' service with the Seller as the Purchaser may reasonably need for purposes of the Purchaser's employment and benefits program records including the complete personnel file on each transferring employee. The Purchaser and the Seller agree to assist each other by providing the employee information needed to open and close employee files on those employees transferred. To the extent required by applicable law, the Seller reserves the right to obtain the employee's prior consent to release information which 'the Seller reasonably believes (upon advice of counsel) cannot be released to the Purchaser without the employee's prior consent. Should information be withheld, the Seller must advise the Purchaser of such prior to Closing, and Purchaser shall have no obligation to hire the related employee.

ARTICLE VII
ACCESS TO PROPERTIES AND RECORDS

7.01 Access and Confidential Treatment. From and after the date of this Agreement, the Seller shall permit the Purchaser's agents and representatives full access, during normal business hours and upon reasonable notice, to all assets, properties, books, records (except employee records and information excluded by Section 6.05 hereof), agreements and commitments of the Seller relating to the Branches, and the Seller shall furnish representatives of the Purchaser during such period with all such information concerning the affairs of the Branches as the Purchaser may reasonably request. The Purchaser will hold in strict confidence all documents and information concerning the Seller so furnished that is not in the public domain and will not publicly disclose such documents or information except to its attorneys, accountants, or other advisers and representatives, to regulatory and self-regulatory authorities, or as required by law or pursuant to legal process. If the transactions contemplated by this Agreement are not consummated, all such documents and information shall promptly be returned to the Seller. Nothing in this Section 7.01 shall be deemed to require Seller to reveal any proprietary information, trade secrets or marketing or strategic plans, and if such information is the subject of a confidentiality agreement between the Seller and a third party, any disclosure will be subject also to the provisions of such confidentiality agreement, which shall be provided to Purchaser. The Seller shall provide the Purchaser, on a confidential basis, the names and addresses of all directors, officers, affiliates (as defined in SEC Rule 405) and their relatives and the business interests related to each of the foregoing (individually and collectively, "Seller Affiliates").

7.02 Recordkeeping and Access Following Closing. The Purchaser will preserve and safely keep, for as long as may be required by applicable law, all of the files, books of account and records delivered to the Purchaser through Closing related to the Branches for the joint benefit of itself and the Seller. Purchaser shall permit the Seller or its representatives, at Seller's expense, to inspect, make extracts from or copies of, any files, books of account or records as may be necessary for Seller to satisfy any auditing or regulatory requirements placed upon Seller or as may be required by Seller in connection with any Litigation. The Seller will not use such documents or information for the purpose of competing with the Purchaser.

ARTICLE VIII
SELLER'S REPRESENTATIONS AND WARRANTIES

The Seller represents and warrants to the Purchaser as follows:

8.01 Corporate Organization. The Seller is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Alabama.

8.02 Corporate Authority. The Seller has full corporate right, power, capacity and authority validly to enter into and to perform this Agreement and the transactions contemplated by this Agreement, to sell, transfer, assign and deliver the Purchased Assets referred to in Article II, and to carry on its business as currently conducted. The execution, delivery and performance of this Agreement, and the transactions contemplated by this Agreement have been duly and validly authorized by all requisite corporate action, and this Agreement is binding and enforceable against the Seller in accordance with its terms. Except as disclosed on Exhibit 8.02, no further corporate authorization or applications or notices to any governmental or regulatory authority, agency or entity or any consents, waivers or approvals from any such governmental authority is necessary for Seller to execute and deliver this Agreement or to consummate the transactions contemplated hereunder or perform its obligations hereunder.

8.03 Title to or Right to Occupy Real Estate. Exhibit 8.03 describes all real estate, improvements, and any related rights owned, leased, or otherwise held by Seller with respect to the Branches, and with respect to owned Real Property, the fully depreciated net book value thereof. Seller (a) has and at Closing will have indefeasible fee simple title to, and owns and at Closing will be the sole owner of all the Real Property to be purchased by Purchaser pursuant to Article II, subject to no Lien, tenant leases, participation, charge, encumbrance or conditional sale of other title retention agreement except for real estate taxes not yet due and payable, restrictions, easements and rights of way of record, and (b) is and at Closing will be the sole lessee with respect to the leases to be assigned to Purchaser pursuant to said Article II, with the right to convey to Purchaser the leasehold interest therein so as to assure that Purchaser shall have the full, exclusive and peaceful possession of such leasehold interest. All Real Property and Furniture, Fixtures and Equipment will at the time of Closing be in good operating condition and repair, subject only to ordinary wear and tear, and will otherwise be received in "AS IS" condition with no other warranties by Seller as to their condition or future performance, except those warranties related to title. All Real Property and Furniture, Fixtures and Equipment held under leases or subleases by the Seller, are held under valid contracts enforceable in accordance with their respective terms, and each such contract is in full force and effect. All improvements on the Real Property leased to, or used by, the Seller conform to all applicable state and local laws, regulations, zoning and building ordinances and health and safety ordinances, and the Real Property is zoned for the various purposes for which the real estate and improvements thereon are presently being used. To the Knowledge of the Seller, no condemnation proceedings or proceedings for the taking of any Real Property by eminent domain by any Governmental Authority are pending or threatened. Seller has not entered into any agreement regarding the Real Property or the Furniture, Fixtures and Equipment, and neither Seller nor the Real Property is subject to any claim, demand, suit, Lien or Litigation of any kind, pending or outstanding, or to the knowledge of Seller, threatened or likely to be made or instituted, which would in any way be binding upon Purchaser or its successors or assigns or materially affect or limit Purchaser's or its successors' or assigns' use and enjoyment of the Real Property or which would materially limit or restrict Purchaser's right or ability to enter into this Agreement and consummate the sale and purchase contemplated hereby.

8.04 Condition of Personal Property. Exhibit 8.04 sets forth by category or item all of the tangible personal property owned or leased (identified as such) which is used or useful in connection with the operation of the Branches, with the fully depreciated net book value of owned property being also set fort on Exhibit 8.04. The tangible personal property included in the Purchased Assets is, and at the Closing will be, in good operating condition and repair, subject only to ordinary wear and tear, and will be usable in the ordinary course of business consistent with the Seller's past practices.""

8.05 Loans. With respect to each Loan within the Purchased Assets: the Loan complies in all material respects with all applicable laws and banking regulations and is a valid loan enforceable in accordance with its terms; the Seller is the sole owner thereof, no participation or other interest therein having been sold or transferred; the Loan is not pledged or encumbered except as set forth on Exhibit 8.05 and all such Liens shall have been satisfied and released prior to Closing; the principal balance of the Loan as shown on Exhibit 8.05 is true and correct as of the last date shown thereon; all purported signatures on and executions of any document in connection with such Loan are genuine and authorized; all loan documentation has been actually signed or executed by all necessary parties; the Seller has and will transfer to Purchaser, custody of all originally executed documents, and microfilm or photocopy records thereof related to such Loan and there are no other written or unwritten agreements, understandings, or other arrangements with respect to such Loan; provided, however, that all Loans (and any notes, other evidences of indebtedness or security agreements associated therewith) transferred at Closing by the Seller to the Purchaser are transferred and without any other warranties or representations as to the collectibility of any such Loans, the value of the collateral securing same or the creditworthiness of any of the makers, guarantors or other obligors thereof. None of the Loans is to or for the benefit of a Seller Affiliate.

8.06 No Violations. The Branches have been operated in all material respects in accordance with all applicable laws, rules and regulations, including the provisions of the Internal Revenue Code and related regulations pertaining to back-up withholding and tax reporting. Subject to receipt of all necessary corporate, regulatory and other third party approvals or consents, the execution, delivery and performance of this Agreement and the transactions contemplated herein do not and will not violate or conflict with the Seller's Articles of Incorporation, Bylaws or other governing documents or any provisions of law to which the Seller is subject and do not and will not conflict with or result in the violation or breach of any material condition or provision of, or constitute a material default under, any material contract, right, lease, pledge, Lien, instrument, agreement, order, writ, injunction, decree or judgment to which the Seller is a party or which is binding on Seller or to which any of the property or assets of Seller is subject, or create or result in any Lien upon the Purchased Assets or Assumed Liabilities. Except as disclosed on Exhibit 8.06, no consent, license, approval or authorization of or designation, declaration or filing with any governmental authority or other person or entity is required on the part of Seller. The Seller is not in default under any lease, agreement, contract, commitment, Assumed Liability or other obligation or Purchased Asset which the Purchaser is assuming or purchasing or which affects the property rights being transferred hereunder to the Purchaser.

8.07 Limitations of Warranties. Except as may be expressly represented or warranted in this Agreement or in any document of transfer, the Seller makes no representations or warranties whatsoever with regard to any Purchased Asset being transferred to Purchaser, any liability or obligation being assumed by the Purchaser or as to any other matter or transaction contemplated by this Agreement.

8.08. Legal Proceedings.

(a) Except as set forth in Exhibit 8.08, Seller is not a party to any, and there are no pending or, to Seller's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Seller relating in any way to the Branches, the Loans, the other Purchased Assets and Assumed Liabilities, or seeking to enjoin, restrain or challenging the validity, enforceability or propriety of this Agreement or the transactions contemplated by this Agreement. There are no employee disputes or labor relations problems with respect to any employees of the Branches.

(b) Except as set forth in Exhibit 8.08, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Seller or the assets or liabilities of Seller, including the Purchased Assets and Assumed Liabilities.

8.09. Environmental Matters. Except as set forth in Exhibit 8.09:

(a) Seller, and to the knowledge of Seller, each of Seller's Other Real Estate, Real Property or the Participation Facilities and the Loan Properties (each as hereinafter defined), are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the protection of human health or the environment or the discharge, emission, release or threatened release of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material ("Environmental Laws");

(b) There is no suit, claim, action or proceeding, pending or, to the knowledge of Seller, threatened, before any governmental entity or other forum in which Seller, any Other Real Estate, Real Property or Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by Seller, any Participation Facility or any Loan Property;

(c) During the period of (x) Seller's ownership or operation of any of their respective current or former properties including the Other Real Estate, Real Property or, (y) Seller's participation in the management of any Participation Facility, or (z) Seller's interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property. To the knowledge of Seller, prior to the period of (x) Seller's ownership or operation of current or former properties, (y) Seller's participation in the management of any Participation Facility, or (z) Seller's interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property; and

(d) The following definitions apply for purposes of this Section: (x) "Hazardous Materials" means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of any governmental authorities and any polychlorinated biphenyls)., (y) "Loan Property" means any property in which Seller holds a security interest which security interest or other Lien will be transferred to Purchaser pursuant to this Agreement, and, where required by the context, said term means the owner or operator of such property; and (z) "Participation Facility" means any facility in which Seller participates in the management and, where required by the context, said term means the owner or operator of such property.

8.10 ERISA Matters. The Seller is in compliance in all material respects with the provisions of ERISA. No steps have been taken by the Seller to terminate any employee benefit plan (as defined in Section 3(3) of ERISA) the assets of which are not sufficient to satisfy all of its benefit liabilities (as determined under Title IV of ERISA), no contribution failure has occurred with respect to any employee benefit plan sufficient to give rise to a lien under Section 302(f) of ERISA, and each of Seller's employee benefit plans has been administered in all material respects in compliance with its terms and applicable provision of ERISA and the Internal Revenue Code of 1986, as amended and all regulations thereunder (the "Code"). To Seller's Knowledge, no prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) has occurred under any employee benefit plan of Seller. "ERISA" means the Retirement Income Security Act of 1974, as amended and all related regulations of the Department of the Treasury and the Department of Labor thereunder.

8.11 Employees; Labor Matters.

(a) No employee of the Branches is bound by any agreement that purports to limit his or her ability to engage in or continue or perform any conduct, activity, duties or practice relating to the business conducted by the Branch or by Seller;

(b) Seller has operated the Branches in compliance in all material respects with all applicable laws and regulations relating to the employment of labor, and has made all withholdings and other payments with respect to such employment and employment taxes and charges; and

(c) There is no collective bargaining agreement to which Seller is a party and no collective bargaining agreement is currently being negotiated or proposed.

8.12 Books and Records. The books of account and other records of Seller, to the extent they relate to the Branches, the Purchased Assets and the Assumed Liabilities, all of which have been made available to Purchaser, are complete and correct in all material respects and represent actual, *bona fide* transactions and have been maintained in accordance with customary business practices and generally accepted accounting practices consistently applied.

8.13 Consents of Third Parties. Seller shall use all commercially reasonable efforts to obtain and preserve any consents or approvals to third parties, whether of regulatory or governmental authorities or third parties or persons necessary, appropriate or expedient to the consummation of the transactions contemplated by this Agreement, including, but not limited to, the consents of lenders to the Seller or to Community Bancshares, Inc. or any subsidiary of Community Bancshares, Inc. and shall cooperate with Purchaser in seeking and obtaining any consents or approvals it may require from any governmental authorities or third parties in connection with this Agreement and the transactions contemplated hereby.

8.14 USA Patriot Act Compliance. The Seller is in compliance in all material respects with the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act") and all regulations promulgated thereunder including, but not limited, to those provisions of the USA Patriot Act that address money-laundering, know-your customer, account maintenance and customer verification.

ARTICLE IX
PURCHASER'S REPRESENTATIONS AND WARRANTIES

The Purchaser represents and warrants to the Seller as follows:

9.01 Corporate Organization. The Purchaser is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Alabama.

9.02 Corporate Authority. Subject to regulatory approval, the Purchaser has full corporate right, power, capacity and authority validly to enter into and to perform this Agreement and the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Purchaser have been, or will be prior to Closing, duly and validly authorized by all requisite corporate action and this Agreement is binding and enforceable against the Purchaser in accordance with its terms.

9.03 No Violations. Subject to the conditions set forth in Article XII below, the execution, delivery and performance of this Agreement and the transactions contemplated herein do not and will not violate or conflict with the Seller's Articles of Incorporation, Bylaws or other governing documents or any provision of law to which the Purchaser is subject and do not and will not conflict with or result in the violation or breach of any material condition or provision of, or constitute a material default under, any material contract, right, lease, pledge, lien, security interest, instrument, indenture, mortgage, charge, encumbrance, agreement, order, writ, injunction, decree or judgment to which the Purchaser is a party or which is binding on the Purchaser or to which any of the property or assets of Purchaser is subject. Except as set forth in Article XII, no consent, license, approval or authorization of or designation, declaration or filing with any governmental authority or other person or entity is required on the part of the Purchaser in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated herein.

9.04 Regulatory Approvals. The Purchaser will promptly apply for within 5 business days of execution of this Agreement and in good faith diligently pursue all required regulatory approvals that it needs to consummate the transactions contemplated hereby.

9.05 Consents of Third Parties. In addition to obtaining the requisite regulatory approvals, the Purchaser shall use all commercially reasonable efforts to obtain and preserve any consents or approvals of third parties necessary, appropriate or expedient to the consummation of the purchase of the Branches, including, but not limited to, those consents of its lenders.

9.06. Legal Proceedings. Except as set forth in Exhibit 9.06, Purchaser is not a party to any, and there are no pending or, to Purchaser's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature challenging the validity or propriety of the transactions contemplated by this Agreement.

9.07 Limitations of Warranties. Except as may be expressly represented or warranted in this Agreement or in any document of transfer, the Seller makes no representations or warranties whatsoever with regard to the Purchaser, any liability or obligation being assumed by the Purchaser or as to any other matter or transaction contemplated by this Agreement.

ARTICLE X
ADDITIONAL UNDERTAKINGS OF SELLER

10.01 Conduct of Business Pending Closing. The Seller agrees that from the date of this Agreement to the Closing Date, it will:

(a) maintain the operations of the Branches as presently conducted, and avoid any act that would materially and adversely affect the amount or value of the Purchased Assets or the liabilities being assumed;

(b) carry on the business of the Branches substantially in the same manner as conducted on the date thereof (including interest rates and terms on Loans and deposits), operate the business of the Branches only in the ordinary and usual manner, provide the same services and hours of operation as is now being provided by such Branches, and use all reasonable efforts to preserve intact its present business organization, to keep available the services of its present employees and to preserve its relations with customers having business dealings with the Branches;

(c) maintain fire, casualty, and extended coverage insurance for the benefit of the Seller and Purchaser, as their interests may appear, on the Branches and the Purchased Assets in an amount reasonably adequate to cover the replacement costs of the Branches and the Purchased Assets and continue all credit insurance and debt cancellation protection for the benefit of Purchaser with respect to the Loans;

(d) maintain the Real Property, Furniture, Fixtures and Equipment, and other Purchased Assets in their respective current conditions;

(e) maintain its books of account and records concerning the Branches in the ordinary and usual manner, in accordance with generally accepted accounting principles applied on a basis consistent with prior years; and

(f) not take any action which would cause any representation or warranty made herein to be untrue at the Closing Date.

10.02 Documentation Delivered at Closing and Further Assurances. At the Closing, the Seller shall transfer, assign and deliver to the Purchaser all original (to the extent these exist and are held by the Seller) and other records, books, papers, documents, instruments, collateral in its possession and agreements of Seller relating to the Purchased Assets and the liabilities being assumed by the Purchaser hereunder, including but not limited to, signature cards, stop payment orders, contracts, deposit slips, canceled checks, withdrawal orders and records of accounts which may be requested by the Purchaser prior to Closing. The Seller agrees that it will, at the Closing and at any time and from time to time after the Closing, upon the Purchaser's request do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required to complete the process of assigning, transferring, granting, conveying, assuring and confirming to Purchaser, any and all of the Purchased Assets and liabilities purchased and assumed by the Purchaser hereunder and the performance of any or all obligations of the Seller hereunder, including, without limitation, the making of all filings and recordations at all applicable county courthouses or other locations as may be necessary to transfer and assign the Loans secured by mortgages or similar Liens.

10.03 Non-Solicitation of Business. The Seller will not, for a period of two (2) years after the Closing, (i) own or operate any commercial bank branch within Marshall County, Alabama, or (ii) directly compete for or solicit any Transferred Accounts or any Loans sold hereunder, but the Seller shall be entitled to conduct mass mailings, statement stuffers and mailings generally to persons holding accounts with the Seller outside the Branches or having other relations with the Seller's other offices without limiting such materials to any former Branch customers, and newspaper, radio, television, billboards and other advertisements of a general nature. This subsection shall not apply to those Assumed Liabilities and Loans not transferred to the Purchaser at Closing and the restrictions on the Seller contained in this section are intended to apply only to the deposits and loan business that the Seller's customers would normally be expected to conduct at the Branches.

10.04 Notice to Customers of Sale of Branches. To the extent required by law or otherwise agreed upon by the parties, the Seller and the Purchaser shall jointly notify the customers of the Branches affected by the transaction of the pending transfer of their deposit account, Loan or safe deposit box to the Purchaser.

10.05 Conversion of Transferred Accounts. The Seller agrees to cooperate with the conversion of the customer asset and liability accounts in an orderly and expeditious fashion, and to provide reasonable appropriate support to the Purchaser for the timely conversion of such accounts, and related data processing, computer, customer research and information conversions.

10.06 Post-Conversion Processing. After conversion of all accounts to Purchaser's processing systems, as between Seller and Purchaser, the Seller shall be and have the rights and obligations of a "Collecting Bank" or "Intermediary Bank" under Article 4 of the Uniform Commercial Code as adopted in Alabama (Code of Alabama, 1975, Sections 7-4-101 et. seq.), with respect to items drawn on Transferred Accounts received by it for processing after the Closing Date. Items received for processing against the Transferred Accounts shall be grouped and delivered to Purchaser within the time limits provided by the Alabama Uniform Commercial Code in a special cash letter separately identified as "Transferred Accounts Cash Letter". The Purchaser shall indemnify the Seller against all claims, suits, damages or losses and expenses (including reasonable attorneys' fees) arising after the Closing Date out of any claim by an owner of a Transferred Account that the Seller is the "Payor Bank" with respect to such items.

10.07 Diligence and Good Faith. The Seller will diligently and expeditiously:

(a) proceed in good faith in seeking the satisfaction of all conditions set forth in Article XII below (except the conditions set forth in Section 12.06); and

(b) cooperate in good faith with the Purchaser in its seeking the satisfaction of all conditions set forth in Article XIII below.

10.08 Indemnity. Seller agrees to indemnify and hold harmless Purchaser and its officers, directors, employees, affiliates, representatives, successors and assigns (each a "Purchaser Indemnitee") against, from and in respect of:

(i) Any damage, expense (including reasonable attorney fees and disbursements) or deficiency resulting from any default, misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of Seller under this Agreement or from any material misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to Purchaser pursuant to this Agreement.

(ii) Any liability of Seller except the Assumed Liabilities, including all liabilities under the Seller's credit insurance policies and debt collection agreements.

(iii) Any and all expenses (including reasonable attorney fees), obligations, assessments, suits, actions, proceedings, claims or demands resulting from or in connection with any claim, liability, or obligation asserted against any Purchaser Indemnitee arising out of Seller's operations or arising out of Seller's ownership of the Branches, including any Litigation arising out of the Discounted Loans. Seller agrees promptly to advance to any Purchaser Indemnitee, on demand, any expenses, attorney's fees and disbursements incurred by any Purchaser Indemnitee, in respect of any liability, obligation, or claim to which the foregoing indemnity by Seller relates.

10.09 Indemnity Claims. If any Purchaser Indemnitee desires to make a claim under Section 10.08 hereof which does not involve a claim by any person other than the Purchaser Indemnitee, then such Purchaser Indemnitee shall make such claim by promptly delivering written notice to the Seller. If any Purchaser Indemnitee desires to make a claim against Seller under Section 10.08 hereof which involves a claim by a person other than the Purchaser Indemnitee, then the Purchaser Indemnitee, upon receipt of written notice of any claim or the service of a summons, or other initial legal process upon it in any action instituted against it, in respect of which indemnity may be sought on account of any indemnity agreement contained in Section 10.08 (an "Asserted Liability"), shall promptly give notice (a "Claims Notice") of such claim or the commencement of such action, or threat thereof, to the Seller. If a Claims Notice is not provided promptly as required by this Section 10.09, the Purchaser Indemnitee nonetheless shall be entitled to indemnification by the Seller to the extent that the Seller has not established that it has been materially prejudiced by such late receipt of the Claims Notice. The Seller shall be entitled at its own expense to participate in the defense of such claim or action, or, if it shall so elect, to assume the defense of such claim or action, in which case the defense shall be conducted by counsel reasonably acceptable to the Purchaser Indemnitee and such assumption shall constitute an acknowledgement by the Seller of its obligations to indemnify the Purchaser Indemnitee with respect to such Asserted Liability, and such Purchaser Indemnitee shall bear the fees and expenses of any additional counsel retained by it; *provided, however,* if the Seller shall elect not to assume the defense of such claim or action, the Seller shall reimburse the Purchaser Indemnitee for the reasonable fees and expenses of any counsel retained by it. Notwithstanding the above, should the Purchaser Indemnitee reasonably conclude that there may be defenses available to it which are different from or additional to those available to the Seller, the Seller shall not have the right to direct the defense of such action on behalf of the Purchaser Indemnitee and all such fees and expenses of the Purchaser Indemnitee shall be borne by the Seller. The Claims Notice may be amended on one or more occasions with respect to the amount of the Asserted Liability at any time prior to final resolution of the obligation to indemnify relating to the Asserted Liability. The Seller shall not, without the written consent of the Purchaser Indemnitee, settle or compromise any such claim or consent to the entry of any judgment which does not include any unconditional term releasing the Indemnified Party from all liability in respect of such Asserted Liability.

ARTICLE XI
ADDITIONAL UNDERTAKINGS OF PURCHASER

11.01 Purchaser's Contact with Customers. The Purchaser and the Seller, as and to the extent provided in Section 10.04, may jointly notify the customers of the Branches of the pending transfer of their deposit account, Loan or safe deposit box to the Purchaser. The Purchaser agrees that any notices, letters or other material which the Purchaser wishes to send or give to customers of the Branches prior to Closing shall be approved by the Seller in advance, which approval shall not be unreasonably withheld. The Purchaser shall also provide all customers holding Transferred Accounts all necessary checkbooks, check order forms, passbooks, loan coupon books and other materials bearing the name of the Purchaser which shall be available for use by customers of the Branches promptly after the Closing. The Purchaser shall also direct each transferring customer that, effective as of Closing, such customers should no longer use and should destroy all checkbooks and check order forms of the Seller pertaining to accounts at the Branches transferred to the Seller. Except, and only to the extent and manner specifically permitted hereby, the Purchaser shall not contact, or solicit the Loan and deposit business of any customers of the Branches prior to the Closing.

11.02 Safe Deposit Box and Night Depository Business. The Purchaser shall assume and discharge from and after the Closing Date, the duties and obligations of the Seller with respect to the Branches' safe deposit box and night depository business. The Purchaser shall maintain all necessary facilities for the use of such boxes by the renters thereof and night deposit facilities by the users thereof, during the period for which such persons have paid rent therefor in advance to the Seller, subject to the provisions of the written rental and night depository agreements between the Seller and the respective renters of such boxes or users of such night depository facilities delivered to the Purchaser.

11.03 Use of Names, Trademarks, Etc. The Purchaser will not, upon and after the Closing Date, use the name "Community Bank" or any of the Seller's trade names, trademarks or service marks.

11.04 Diligence and Good Faith. The Purchaser will diligently and expeditiously:

(a) proceed in good faith in seeking the satisfaction of all conditions set forth in Section 12.06 and in Article XIII below; and

(b) cooperate in good faith with the Seller in its seeking the satisfaction of all conditions set forth in Article XII below (except those conditions set forth in Section 12.06).

11.05 Indemnity. Purchaser agrees to indemnify and hold harmless Seller and its officers, directors, employees, affiliates, and assigns (each a "Seller Indemnitee") against, from and in respect of:

(i) Any damage, expense or deficiency resulting from any default, misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of Purchaser under this Agreement or from any material misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to Seller pursuant to this Agreement.

(ii) Any and all expenses (including reasonable attorney fees), obligations, assessments, suits, actions, proceedings, claims or demands resulting from or in connection with any claim, liability, or obligation asserted against any Seller Indemnitee arising out of Purchaser's operations or arising out of Purchaser's ownership of the Branches after the Closing Date. Purchaser agrees promptly to advance to any Seller Indemnitee, on demand, any expenses, attorney's fees and disbursements incurred by any Seller Indemnitee, in respect of any liability, obligation, or claim to which the foregoing indemnity by Purchaser relates.

11.06 Indemnity Claims. If any Seller Indemnitee desires to make a claim under Section 11.05 hereof which does not involve a claim by any person other than the Seller Indemnitee, then such Seller Indemnitee shall make such claim by promptly delivering written notice to the Purchaser. If any Seller Indemnitee desires to make a claim against Purchaser under Section 11.05 hereof which involves a claim by a person other than the Seller Indemnitee, then the Seller Indemnitee, upon receipt of written notice of any claim or the service of a summons, or other initial legal process upon it in any action instituted against it, in respect of which indemnity may be sought on account of any indemnity agreement contained in Section 11.05 (an "Asserted Liability"), shall promptly give notice (a "Claims Notice") of such claim or the commencement of such action, or threat thereof, to the Purchaser. If a Claims Notice is not provided promptly as required by this Section 11.06, the Seller Indemnitee nonetheless shall be entitled to indemnification by the Purchaser to the extent that the Purchaser has not established that it has been materially prejudiced by such late receipt of the Claims Notice. The Purchaser shall be entitled at its own expense to participate in the defense of such claim or action, or, if it shall so elect, to assume the defense of such claim or action, in which case the defense shall be conducted by counsel reasonably acceptable to the Seller Indemnitee and such assumption shall constitute an acknowledgement by the Purchaser of its obligations to indemnify the Seller Indemnitee with respect to such Asserted Liability, and such Seller Indemnitee shall bear the fees and expenses of any additional counsel retained by it; *provided, however,* if the Purchaser shall elect not to assume the defense of such claim or action, the Purchaser shall reimburse the Seller Indemnitee for the reasonable fees and expenses of any counsel retained by it. Notwithstanding the above, should the Seller Indemnitee reasonably conclude that there may be defenses available to it which are different from or additional to those available to the Purchaser, the Purchaser shall not have the right to direct the defense of such action on behalf of the Seller Indemnitee and all such fees and expenses of the Seller Indemnitee shall be borne by the Purchaser. The Claims Notice may be amended on one or more occasions with respect to the amount of the Asserted Liability at any time prior to final resolution of the obligation to indemnify relating to the Asserted Liability. The Purchaser shall not, without the written consent of the Seller Indemnitee, settle or compromise any such claim or consent to the entry of any judgment which does not include any unconditional term releasing the Indemnified Party from all liability in respect of such Asserted Liability.

ARTICLE XII
CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

The obligations of the Purchaser to close under this Agreement shall be subject to the following conditions (all or any of which, except the conditions of Section 12.06, may be waived in whole or in part by the Purchaser to the extent permitted by law):

12.01 Representations and Warranties True. The representations and warranties made by Seller in this Agreement shall have been true and correct when made and shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date.

12.02 Obligations Performed. The Seller shall have performed all covenants and obligations and complied with all conditions required by this Agreement to be performed or complied with by it on or before the Closing Date.

12.03 Certificate of Compliance; Secretary's Certificate. The Seller shall have executed and delivered to the Purchaser a certificate substantially in the form and substance as attached hereto as Exhibit 12.03, dated as of the Closing Date. At the Closing, Seller shall provide Purchaser with a certificate of the secretary of the Seller, dated as of the Closing Date, certifying the resolutions of the Seller's Board of Directors, or its Executive Committee, approving the sale of the assets and the assumption of the liabilities contemplated by this Agreement, certifying and attaching the Bylaws and Charter of the Seller, and also certifying the authenticity of the signatures of officers of Seller.

12.04 No Adverse Litigation. No action, suit, proceeding or Litigation shall have been instituted or threatened against the Seller or the Purchaser by or before any court or governmental agency to restrain or prohibit, or to obtain damages in respect of this Agreement or the consummation of the transactions contemplated hereby which in the opinion of the Purchaser makes it inadvisable to proceed to Closing under this Agreement.

12.05 Opinion of Counsel. The Purchaser shall have received an opinion of counsel for the Seller, dated the Closing Date, in substantially the same form and substance as the opinion attached hereto as Exhibit 12.05.

12.06 Regulatory Approvals. The Purchaser shall have obtained, at its expense, from all necessary governmental and regulatory authorities, all necessary consents to and authorizations and approvals of this Agreement and the transactions contemplated by this Agreement and the related transfers of ownership and control of all licenses, permits or other governmental authorizations necessary to carry on all aspects of the business of the Branches, and the Seller shall have obtained any consents and approvals required hereby.

12.07 Due Diligence Review. Purchaser shall have completed and be satisfied with the scope and results of a review of the business operations, assets, properties, liabilities, and other matters regarding Seller and the Branches, and shall have reached agreements with Seller satisfactory to Purchaser in all respects regarding any matter or matters relating to such investigation, including without limitation, agreements with respect to the Loans being purchased and the purchase price for Loans pursuant to Section 2.01.

12.08 Title Insurance. Purchaser shall have obtained at its own cost and expense such owner's and leasehold policies of title insurance as it shall desire, free of any exception or other qualification other than standard exceptions and exclusions.

12.09 Material Adverse Change. From the date of this Agreement until the Closing Date, no material adverse change shall have occurred or been threatened with respect to the Branches or the Purchased Assets or the Assumed Liabilities. A "material adverse change" shall mean a change of ten percent (10%) or more in the Purchased Assets or Assumed Liabilities from those existing at January 31, 2002, and any material adverse change in the composition, maturities, interest rates or other material terms of the Loans or Assumed Liabilities.

12.10 Lease of Albertville Branch. Seller shall enter into a five year lease with Purchaser for this property at a monthly rental of $14,000, and a related agreement of sales of all this property for $2,621,544, which includes $983,804 for the land, and the net depreciated book value of all improvements, which shall be $1,637,740 at the end of the lease term.

12.11 Exhibits and Schedules. Seller shall deliver to Purchaser prior to the Closing Date all schedules and exhibits required to be delivered by Seller hereunder (including all exhibits required by Article VIII hereof) in form and substance reasonably acceptable to Purchaser.

ARTICLE XIII
CONDITIONS PRECEDENT TO THE SELLER'S OBLIGATIONS

The obligations of the Seller to close under this Agreement shall be subject to the following conditions (all or any of which may be waived, in whole or in part, by the Seller to the extent permitted by law):

13.01 Representations and Warranties True. The representations and warranties made by the Purchaser in this Agreement shall have been true and correct when made and shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date.

13.02 Obligations Performed. The Purchaser shall have performed all covenants and obligations and complied with all conditions required by this Agreement to be performed or complied with by the Purchaser on or before the Closing Date.

13.03 Certificate of Compliance. The Purchaser shall have executed and delivered to the Seller a certificate in substantially the same form and substance as the one attached hereto as Exhibit 13.03, dated as of the Closing Date.

13.04 No Adverse Litigation. No action, suit or proceeding shall have been instituted or threatened against the Seller, or the Purchaser by or before any court or governmental agency to restrain or prohibit, or to obtain damages in respect of, this Agreement or the consummation of the transactions contemplated hereby which in the opinion of Seller makes it inadvisable to proceed to Closing under this Agreement.

13.05 Opinion of Counsel. The Seller shall have received an opinion of counsel for the Purchaser dated the date of Closing, in substantially the form attached hereto as Exhibit 13.05.

13.06 Approvals. The Purchaser shall have obtained the approvals referenced in Section 12.06 and the Seller shall have obtained any consents and approvals required hereby, including those set forth on Exhibit 8.06.

ARTICLE XIV
CLOSING

14.01 Time and Place. The hour, date and location of Closing under this Agreement shall be at a location and on a date mutually acceptable to Purchaser and Seller as soon as practicable after the receipt of all regulatory and governmental approvals and other consents and the expiration of any required waiting period (the "Closing Date").

ARTICLE XV
TERMINATION

15.01 Methods of Termination. This Agreement may be terminated as follows:

(a) at any time by the mutual written consent of the Purchaser and the Seller;

(b) by the Purchaser in writing at any time that it determines in good faith that the conditions set forth in Article XII of this Agreement will not be met by May 3, 2002;

(c) by the Seller in writing at any time that it determines in good faith that the conditions set forth in Article XIII of this Agreement will not be met by May 3, 2002;

(d) by the Seller or the Purchaser in writing at any time after any of the regulatory authorities has denied any application of the other party for approval of the transactions contemplated herein;

(e) by the Purchaser in writing on or before the Closing Date if as a result of its due diligence review or its review of the exhibits and schedules to be provided by Seller pursuant to this Agreement and attached hereto, it discovers a fact, circumstance or valuation issue that makes it inadvisable in Purchaser's sole discretion for Purchaser to proceed with the transaction contemplated hereby;

(f) by the Purchaser or the Seller if the Closing shall not have occurred on or prior to May 3, 2002, unless the failure of such occurrence is due to the failure of the party seeking termination failing to perform or observe any of its agreements and conditions set forth herein.

(g) any time on or prior to the Closing Date, by Purchaser or Seller in writing if the other shall have been in breach of any representation and warranty in any material respect (as if such representation and warranty had been made on and as of the date hereof and on the date of the notice of breach referred to below), or in breach of any covenant, undertaking or obligation contained herein, and such breach has not been cured by the earlier of 30 days after the giving of notice to the breaching party of such breach or the Closing Date.

15.02 Procedure Upon Termination. In the event of termination pursuant to Section 15.01 hereof, written notice thereof shall forthwith be given to the other party in accordance with Section 17.08 of this Agreement, and this Agreement shall terminate immediately unless an extension is consented to by the party having the right to terminate. If this Agreement is terminated as provided herein:

(a) each party will return all documents, work papers and other materials and information of the other party relating to this transaction, whether obtained before or after the execution hereof, to the party furnishing the same;

(b) all information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such party or disclosed or delivered by such party to third persons; and

(c) If the termination is due to a failure or breach on the part of the Purchaser, the Purchaser shall immediately pay the Seller 50% of the total out of pocket costs expended for notices to customers and joint mailings as provided in section 10.04, as approved at such time.

ARTICLE XVI
MUTUAL COVENANTS AND AGREEMENTS

16.01 Cooperation. Subject to the terms and conditions hereof, each party hereto agrees promptly to take, or cause to be taken, all commercially reasonable actions and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations, or otherwise, including, without limitation, attempting to obtain all necessary consents, waivers and regulatory approvals, to consummate and make effective at the earliest practicable time, the transactions contemplated by this Agreement. The officers and employees of each party shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other in all matters contemplated by this Agreement.

16.02 Assignments of Certain Assets. Seller and Purchaser hereby agree that Purchaser (in its sole discretion) may direct that at Closing Seller assign the Discounted Loans, Other Real Estate and any other low quality assets directly to a subsidiary or other affiliate of Purchaser; *provided,* that such transfer to a subsidiary or other affiliate of Purchaser shall not affect Purchaser's obligation to pay, or cause the payment of, the Purchase Price for such assets.

ARTICLE XVII
MISCELLANEOUS

17.01 Modifications and Waivers. This Agreement may not be modified except by an instrument in writing duly executed by the parties. Any waiver of any term of this Agreement must be in writing.

17.02 No Brokers or Finders. The Purchaser and the Seller each represent and warrant to each other that no broker or finder has been employed by or has acted for it in connection with this Agreement or the transactions contemplated hereby, and each party agrees to indemnify the other against all losses, costs, damages or expenses arising out of claims for fees or commissions of brokers or finders alleged to have been employed or engaged by such party.

17.03 Survival of Representations and Warranties. All representations and warranties contained herein and in any written agreement or instrument delivered or executed in connection herewith are true at and as of the times provided herein, and all of which will survive the execution and delivery of this Agreement, any examination on behalf of any party hereto, and the consummation of all transactions contemplated herein.

17.04 Binding Effect. All terms of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.'

17.05 Counterparts. This Agreement is being executed simultaneously in two or more identical counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

17.06 Expenses. Each party shall bear its own expenses incurred in connection with this Agreement and all transactions contemplated herein.

17.07 Notices and Primary Contact Personnel. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, overnight courier or if mailed, postage prepaid, by United States first class mail, or facsimile transmission to the other party at its address shown on Exhibit 17.07 hereto. The parties hereto, as a matter of convenience, are designating primary contact personnel on

Exhibit 17.07, and each party may contact such persons in day-to-day, routine dealings with the other party leading up to and following the Closing.

17.08 Publicity. The Purchaser and the Seller shall cooperate with each other as to the content and timing of public and customer filings, publicity, press releases and announcements concerning this Agreement, and all transactions contemplated hereby, and prior to releasing any such information each party will send such material to the other party for its review and consent, which consent may not be withheld unreasonably.

17.09 Time of the Essence. The parties hereto acknowledge that time is of the essence with respect to the performance of this Agreement and the consummation of the transactions contemplated herein in accordance with the terms hereof.

17.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Alabama applicable to contracts made and to be performed wholly within such state.

17.11 Cover, Index and Headings, Etc. The cover, index and headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation hereof. The use of the singular in this Agreement shall be deemed to be or include the plural (and vice versa), whenever appropriate. The words "include," "including" and similar phrases shall mean including, without limitation, by enumeration or otherwise.

17.12 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, the balance of this Agreement shall remain in full force and effect except to the extent otherwise agreed by the parties in writing.

17.13 Entire Agreement. This Agreement including any exhibits hereto, represent the entire agreement of the parties relating to the subject matter hereof. All prior negotiations and understandings between the parties are merged into this Agreement and there are no understandings or agreements other than those incorporated herein.

17.14 Arbitration. All disputes arising or otherwise under this Agreement shall be resolved first by the senior executive officers of each party, and if they cannot resolve such disputes within 30 days, then by each party's chief executive officers and if such chief executive officers cannot resolve such dispute within 30 days, then by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Arbitration shall be by a single arbitrator experienced in the matters at issue and selected by Seller and Purchaser in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be held in such place in Atlanta, Georgia as may be specified by the arbitrator (or any place agreed to by Seller and Purchaser). The decision of the arbitrator shall be final and binding as to any matters submitted under this Section 17.14; *provided, however,* if necessary, such decision and satisfaction procedure may be enforced by either Seller or Purchaser in any court of record having jurisdiction over the subject matter or over any of the parties to this Agreement. All costs and expenses incurred in connection with any such arbitration proceeding (including reasonable attorney's fees) shall be borne by the party against which the decision is rendered, or, if no decision is rendered, such costs and expenses shall be borne equally by the Seller and Purchaser. If the arbitrator's decision is a compromise, the determination of which party or parties bears the costs and expenses incurred in connection with any such arbitration proceeding shall be made by the arbitrator on the basis of the arbitrator's assessment of the relative merits of the parties' positions.

[Signatures on Next Page]

IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be executed by their respective duly authorized officers and their respective corporate seals to be affixed hereto as of the day and year first above written.

PEOPLES BANK OF NORTH ALABAMA

By:______________________

Its: Pres. + CEO

ATTEST:

____

Its Sr. V-P

[CORPORATE SEAL]

COMMUNITY BANK

By:______________________

Its: Chairman & CEO

ATTEST:

____

Its Secretary

[CORPORATE SEAL]

ATL01/11126743v7

STATE OF ALABAMA)
)
CULLMAN COUNTY)

I, Aundrea Kelley, a Notary Public in and for said county in said state hereby certify that Robin Cummings as President & C.E.O. and Kenneth Weldon as SR. V.P. of Peoples Bank of North Alabama, whose names are signed to the foregoing agreement, and who are known to me, acknowledged before me on this day that being informed of the contents of this agreement, they, as such officers and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand and seal this 25th day of February, 2002.

Aundrea Kelley
Notary Public
My Commission expires: 9-13-03

[NOTARIAL SEAL]

STATE OF ALABAMA)
)
BLOUNT COUNTY)

I, Elaine E. Corvin, a Notary Public in and for said county in said state hereby certify that Kennon R. Patterson, Sr. as Chairman & CEO and William H. Caughran as Secretary of Community Bank, whose names are signed to the foregoing agreement, and who are known to me, acknowledged before me on this day that being informed of the contents of this agreement, they, as such officers and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand and seal this 25th day of February, 2002.

Elaine E Corvin
Notary Public
My Commission expires: August 1, 2005

[NOTARIAL SEAL]

ACQUISITION AGREEMENT
EXHIBIT 3.01

Description of liabilities assumed by Purchaser:

ACQUISITION AGREEMENT
EXHIBIT 3.03

STATE OF ALABAMA)
)
CULLMAN COUNTY)

For valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Peoples Bank of North Alabama (the "Purchaser") pursuant to the Acquisition Agreement with the Seller dated as of February 25, 2002 (the "Agreement") assumes and agrees to pay and discharge the liabilities, duties and obligations of Community Bank (the "Seller") listed below and attributable to Seller's branch offices in Arab, Guntersville, Albertville and Boaz, Alabama (the "Branches"), for:

(a) all deposit liabilities for deposit accounts maintained at the Branches with accrued interest, except those accounts specifically shown on Attachment 1 hereto;

(b) the Seller's duties and obligations with respect to the safe deposit box business of the Branches in accordance with the form of safe deposit box agreements which have been delivered to the Purchaser, the list of renters of said boxes being shown on Attachment 2 hereto; and

(c) all leases (whether of real or personal property) assigned, sold, transferred and delivered to Purchaser and described in Attachment 3 hereto.

IN WITNESS WHEREOF, the Purchaser acting through its duly authorized officers has executed this Assumption of Liabilities in accordance with Section 3.03 of the Agreement as of this ____ day of ______, 2002.

PEOPLES BANK OF NORTH ALABAMA

By:______________________________
Its:______________________________

ATTEST:

____
Its___________________________

[CORPORATE SEAL]

STATE OF ALABAMA)
)
CULLMAN COUNTY)

I,__________________, a Notary Public in and for said county in said state hereby certify that ________________________ as ________________________ and ____________________ as ________________ of Peoples Bank of North Alabama, whose names are signed to the foregoing agreement, and who are known to me, acknowledged before me on this day that being informed of the contents of this agreement, they, as such officers and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand and seal this ______ day of January, 2002.

____
Notary Public
My Commission expires: ___________________________

[NOTARIAL SEAL]

ACQUISITION AGREEMENT
EXHIBIT 5.01

THIS SETTLEMENT STATEMENT IS PREPARED and delivered pursuant to Section 5.01 of that certain Acquisition Agreement dated as of January ___, 2002 (the "Agreement"), between Peoples Bank of North Alabama (the "Purchaser") , and Community Bank (the Seller"). On behalf of the Seller, the undersigned certifies to the Purchaser and its successors and assigns, that the following is the computation of the cash due to (from) the Purchaser in settlement at Closing.

	Amount at Closing	30-Day Average
Total deposit liabilities assumed at Closing (including accrued interest):		
Demand	________	________
Savings	________	________
Certificates of Deposit	________	________
Total Core Deposits	________	________
Adjustments to Prorate Expenses:		
Plus: Accrued Expenses	________	
Minus: Prepaid Expenses	________	
Adjustments to Prorate Income:		
Plus: Unearned Income	________	
Minus: Prepaid Expenses	________	
Fixed assets and leasehold improvements per Agreement	________	
Loans received by Purchaser, at book values (including accrued interest and net of any unearned discount) at closing:	________	
Cash and Cash items:	________	
Total Assets	________	
Premium due to Seller 8% of Total Core Deposits	________	
Cash due to (from) Purchaser	________	

The undersigned further certifies that the above computation as set forth above has been done in accordance with the Agreement based upon the information for ________________, 200__ available at the beginning of business on __________________, 200__.

COMMUNITY BANK

By____________________________________
Its____________________________________

UNDERSTOOD, AGREED AND ACCEPTED by the undersigned duly authorized officers of the PURCHASER this ___day of __________________, 200____.

PEOPLES BANK OF NORTH ALABAMA

By:_______________________________
Its:_______________________________

ATTEST:

____
Its____________________________

[CORPORATE SEAL]

ATL01/11126743v7

ACQUISITION AGREEMENT
EXHIBIT 5.02

THIS FINAL SETTLEMENT STATEMENT IS PREPARED and delivered pursuant to Section 5.02 of that certain Acquisition Agreement dated as of January ____, 2002 (the "Agreement"), between Peoples Bank of North Alabama (the "Purchaser") , and Community Bank (the Seller"). On behalf of the Seller, the undersigned certifies to the Purchaser and its successors and assigns, that the following is the computation of the cash due to (from) the Purchaser in final settlement as provided in Section 5.02 of the Agreement.

	Amount at Closing	30-Day Average
Total deposit liabilities assumed at Closing (including accrued interest):		
Demand	________	________
Savings	________	________
Certificates of Deposit	________	________
Total Core Deposits	________	________
Adjustments to Prorate Expenses:		
Plus: Accrued Expenses	________	
Minus: Prepaid Expenses	________	
Adjustments to Prorate Income:		
Plus: Unearned Income	________	
Minus: Prepaid Expenses	________	
Fixed assets and leasehold improvements per Agreement	________	
Loans received by Purchaser, at book values (including accrued interest and net of any unearned discount) at closing:	________	
Cash and Cash items:	________	
Total Assets	________	
Premium due to Seller 8% of Total Core Deposits	________	
Cash due to (from) Purchaser	________	

The undersigned further certifies that the above computation as set forth above has been done in accordance with the Agreement.

COMMUNITY BANK

By_______________________________________
Its_______________________________________

UNDERSTOOD, AGREED AND ACCEPTED by the undersigned duly authorized officers of the PURCHASER this ___day of ___________________, 200____.

PEOPLES BANK OF NORTH ALABAMA

By:__________________________________
Its:__________________________________

ATTEST:

____
Its____________________________

[CORPORATE SEAL]

ATL01/11126743v7

ACQUISITION AGREEMENT
EXHIBIT 8.03

Description of real estate to be transferred by the Seller:

Description
Value

ACQUISITION AGREEMENT
EXHIBIT 8.04

Description of personal property to be transferred by the Seller:

Description
Value

ACQUISITION AGREEMENT
EXHIBIT 8.05

Liens

ACQUISITION AGREEMENT
EXHIBIT 8.06

Seller's required approvals or consents:

ACQUISITION AGREEMENT
EXHIBIT 8.08

Legal proceedings disclosed by Seller

ACQUISITION AGREEMENT
EXHIBIT 8.09

Environmental matters

ACQUISITION AGREEMENT
EXHIBIT 9.06

Legal proceedings disclosed by Purchaser

ACQUISITION AGREEMENT
EXHIBIT 12.03
CERTIFICATE OF COMPLIANCE

Pursuant to Section 12.03 of that certain Acquisition Agreement (the "Agreement) dated as of January ___, 2002, between Peoples Bank of North Alabama (the "Purchaser") and Community Bank (the "Seller"), the undersigned certifies to the Purchaser, and its respective successors and assigns, on behalf of the Seller that:

1. The representations and warranties made by the Seller in the Agreement were true and correct when made and are true and correct on and as of the Closing of the transaction on the date hereof with the same force and effect as though such representations and warranties had been made on and as of said date; and

2. The Seller has performed all covenants and obligations and complied with all conditions required by the Agreement to be performed or complied with by it on or before the date hereof.

Dated this _____ day of___________________, 200__.

COMMUNITY BANK

By:_________________________________
Its:_________________________________

ATTEST:

____
Its___________________________

[CORPORATE SEAL]

ACQUISITION AGREEMENT
EXHIBIT 12.05

(Letterhead of Seller's Counsel]

Peoples Bank of North Alabama
Cullman, Alabama

Ladies and Gentlemen:

We have acted as counsel to Community Bank (the "Seller") in connection with the sale pursuant to the Agreement (as defined herein) of certain assets by the Seller to, and the assumption of certain liabilities by Peoples Bank of North Alabama (the "Purchaser"), all such assets and liabilities being those originating at or attributable to the Seller's branch offices in Arab, Guntersville, Albertville and Boaz, Alabama (the "Branches").

In preparation of this opinion, we have examined such certificates, agreements, documents and other papers and have made such inquiries and investigations of law as we deemed appropriate and necessary for the opinion hereinafter set forth. This opinion is based on relevant provisions of law and regulations in effect on this date, and current published interpretations thereof expressed in court decisions and administrative determinations. As to certain matters of fact material to the opinion expressed herein, we have relied upon certificates of various corporate officers of the Purchaser attached hereto, and we believe that we are justified in doing so. In stating our opinion, we have assumed the genuineness of all signatures of, and the authority of, persons signing documents on behalf of parties thereto other than the Purchaser, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies. In addition, as to certain matters we have relied upon certificates and advice from various state authorities and public officials. We assume the accuracy of the material and factual matters contained therein.

This opinion is issued to, and may be relied upon, only by you.

Upon the basis of the foregoing, we are of the opinion that:

1. The Seller is an Alabama banking corporation, duly organized, validly existing and in good standing under the laws of the State of Alabama;

2. The Seller has full corporate right, power, capacity and authority, and no approvals or consents of any governmental or regulatory authorities, agencies or entities ("Governmental Authority") are necessary for Seller validly to enter into and to perform the Agreement and the transactions contemplated thereunder, to sell, transfer, assign, and deliver the assets referred to in Article II of the Agreement to the Purchaser and to vest in the Purchaser title to such assets as provided in the Agreement;

3. The execution, delivery and performance of the Agreement and the transactions contemplated thereunder by the Seller have been duly and validly authorized by all requisite corporate action and the Agreement is enforceable against the Seller in accordance with its terms. Our opinion herein as to enforceability is qualified (a) to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general, and (b) to the extent that enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

4. The Agreement and all documents contemplated by the Agreement have been duly authorized, executed and delivered by the Seller;

5. Without making an independent investigation for such purpose, nothing has come to our attention which causes us to believe that any representation or warranty of Seller is inaccurate or untrue in any material respect as of this date; and

6. There are no Litigation or proceedings pending (nor, to our knowledge, threatened) against or affecting the Seller before any court, arbitrator or administrative or Governmental Authority which in the aggregate would materially and adversely affect any action taken or to be taken by the Seller under the Agreement, or which question the validity or enforceability of the Agreement or seek to restrain Seller from executing, delivering or performing the Agreement.

This opinion may be relied only upon you in connection with this transaction, and may not be quoted or reproduced or relied upon by any other person.

Very truly yours,

ACQUISITION AGREEMENT
EXHIBIT 13.03
CERTIFICATE OF COMPLIANCE

Pursuant to Section 13.03 of that certain Acquisition Agreement (the "Agreement") dated as of January ___, 2002, between Peoples Bank of North Alabama (the "Purchaser") and Community Bank (the "Seller"), the undersigned certify to the Seller, its successors and assigns, on behalf of the Purchaser that:

1. The representations and warranties made by the Purchaser in the Agreement were true and correct when made and are true and correct on and as of the Closing of the transaction on the date hereof, with the same force and effect as though such representations and warranties had been made on and as of said date; and

2. The Purchaser has performed all covenants and obligations and complied with all conditions required by the Agreement to be performed or complied with by each of them on or before the date hereof.

Dated this _____ day of ___________________, 200___.

PEOPLES BANK OF NORTH ALABAMA

By___________________________________
Its___________________________________

ATTEST:

____
Its____________________________

[CORPORATE SEAL]

ACQUISITION AGREEMENT
EXHIBIT 13.05

(Letterhead of Purchaser's Counsel]

Community Bank
Blountsville, Alabama

Ladies and Gentlemen:

We have acted as counsel for Peoples Bank of North Alabama (the "Purchaser") in connection with the execution and delivery of the Acquisition Agreement dated as of January___, 2002 (the "Agreement") between the Purchaser and Community Bank (the "Seller"). This opinion is delivered to you pursuant to Section 13.05 of the Agreement.

In preparation of this opinion, we have examined such certificates, agreements, documents and other papers and have made such inquiries and investigations of law as we deemed appropriate and necessary for the opinion hereinafter set forth. This opinion is based on relevant provisions of law and regulations in effect on this date, and current published interpretations thereof expressed in court decisions and administrative determinations. As to certain matters of fact material to the opinion expressed herein, we have relied upon certificates of various corporate officers of the Purchaser attached hereto, and we believe that we are justified in doing so. In stating our opinion, we have assumed the genuineness of all signatures of, and the authority of, persons signing documents on behalf of parties thereto other than the Purchaser, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies. In addition, as to certain matters we have relied upon certificates and advice from various state authorities and public officials. We assume the accuracy of the material and factual matters contained therein.

This opinion is issued to, and may be relied upon, only by you.

Based on the foregoing, we are of the following opinion:

1. The Purchaser is a banking association duly organized, validly existing and in good standing under the laws of the United States of America and qualified to do business in the State of Alabama.

2. The Purchaser has full corporate right, power, capacity and authority to validly enter into and to perform the Agreement and the transactions contemplated by the Agreement, and has received all corporate, regulatory and governmental approvals necessary to consummate the transactions contemplated in the Agreement.

3. The execution, delivery and performance of the Agreement and the transactions contemplated by the Agreement by the Purchaser has been duly and validly authorized by all

requisite corporate action and the Agreement is binding and enforceable against the Purchaser in accordance with its terms. Our opinion herein as to enforceability is qualified (a) to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general, and (b) to the extent that enforceability may be limited by general principles of equity (regardless of whether such enforceability is consi0cred in a proceeding in equity or at law).

4. The Agreement and all documents contemplated by the Agreement have been duly authorized, executed and delivered by the Purchaser.

5. Without making any independent investigation for such purpose and relying solely on an Officer's Certificate of Purchaser, nothing has come to our attention which causes us to believe that any representation or warranty of the Purchaser contained in the Agreement is inaccurate or untrue in any material respect as of the date hereof.

6. To our knowledge based solely on an Officer's Certificate of the Purchaser, there are no proceedings pending (nor, to our knowledge, threatened) against or affecting the Purchaser before any court, arbitrator or administrative or governmental body which in the aggregate would materially and adversely affect any action taken or to be taken by the Purchaser under the Agreement.

Very truly yours,

ACQUISITION AGREEMENT
EXHIBIT 17.07
PRIMARY CONTACT PERSONNEL

SELLER:

PURCHASER:

AMENDMENT NO. 1
TO
ACQUISITION AGREEMENT

THIS AMENDMENT NO. 1 ("Amendment No. 1"), dated as of May 2, 2002, amends as specified below that certain Acquisition Agreement (the "Agreement"), dated as of February 25, 2002, by and among Peoples Bank of North Alabama, an Alabama banking corporation (the "Purchaser"), and Community Bank, an Alabama banking corporation (the "Seller").

WHEREAS, Seller and Purchaser entered into the Agreement, pursuant to which Purchaser will acquire substantially all of the assets and liabilities of the Branches (as defined in the Agreement);

WHEREAS, Seller and Purchaser desire to amend the Agreement as specified in this Amendment No. 1; and

WHEREAS, Section 17.01 of the Agreement provides that the Agreement may be amended by a written instrument duly executed by Seller and Purchaser, both of which have duly executed this Amendment No. 1;

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth in the Agreement and herein, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties, intending to be legally bound, hereby agree as follows:

1. Definitions. All capitalized terms used herein but not otherwise defined shall have the meanings assigned to such capitalized terms as set forth in the Agreement.

2. Methods of Termination. Section 15.01 of the Agreement is hereby amended to change the date set forth in subsections (b), (c) and (f) from May 3, 2002 to May 31, 2002.

3. Access to Books and Records. The following provision shall be added to the Agreement as Section 7.03:

> 7.03 Access to Books and Records of Seller. From and after the date of this Agreement through and following Closing, Seller shall permit Purchaser, its accountants and other representatives, at Purchaser's expense, full access to the properties, files, books and records of Seller as Purchaser (and/or its accountants) may reasonably request in connection with the preparation of audited, unaudited or pro forma financial statements for Purchaser and Seller shall make, at Purchaser's expense, all such representations as may be reasonably required by Purchaser's accountants in connection with such financial statements. All documents and information provided to Purchaser (or its accountants or representatives) shall be held in strict confidence by Purchaser (and its accountants and other representatives), except to the extent that Purchaser reasonably determines that disclosure of such documents and information is required in connection with Purchaser's financial statements (and the footnotes thereto) or securities filings or in connection with litigation in which Purchaser is or becomes involved.

4. Miscellaneous.

(a) This Amendment No. 1 shall be governed by, and construed and enforced in accordance with, the laws of the State of Alabama, without regard to conflict of law principles.

(b) Except as expressly herein amended, the terms and conditions of the Agreement shall remain in full force and effect.

(c) This Amendment No. 1 may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon all parties, their successors and assigns.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Acquisition Agreement to be duly executed by their respective duly authorized officers and their corporate seals to be affixed hereto as of the date above set forth.

PEOPLES BANK OF NORTH ALABAMA

By: _______________

Name: Robin Cummings

Title: President & CEO.

ATTEST:

Lori Allen

Its: V.P.

[CORPORATE SEAL]

COMMUNITY BANK

By: _______________

Name: Kennon R Patterson, Jr.

Title: Chairman & CEO

ATTEST:

Willis H Cary

Its: Secretary

[CORPORATE SEAL]

ATL01/11193828v1

AMENDMENT NO. 2
TO
ACQUISITION AGREEMENT

THIS AMENDMENT NO. 2 ("Amendment No. 2"), dated as of July 17, 2002, amends as specified below that certain Acquisition Agreement (the "Agreement"), dated as of February 25, 2002, by and among Peoples Bank of North Alabama, an Alabama banking corporation (the "Purchaser") and Community Bank, an Alabama banking corporation (the "Seller"), as amended by Amendment No. 1, dated as of May 2, 2002.

WHEREAS, Seller and Purchaser entered into the Agreement, pursuant to which Purchaser acquired substantially all of the assets and liabilities of the Branches (as defined in the Agreement); and

WHEREAS, Seller and Purchaser desire to amend the Agreement as specified in this Amendment No. 2; and

WHEREAS, Section 17.01 of the Agreement provides that the Agreement may be amended by a written instrument duly executed by Seller and Purchaser, both of which have duly executed this Amendment No. 2;

NOW, THEREFORE, in consideration of the above, and the mutual warranties, representations, covenants and agreements set forth in the Agreement and herein, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties, intending to be legally bound, agree as follows:

1. Definitions. All capitalized terms used herein but not otherwise defined shall have the meanings assigned to such capitalized terms as set forth in the Agreement.

2. Non-Solicitation of Business. Section 10.03 is hereby amended to read as follows:

> 10.03 Non-Solicitation of Business. The Seller will not, for a period of two (2) years after the Closing, (i) own or operate any commercial bank branch within Marshall County, Alabama, or (ii) directly or indirectly compete for or solicit any Transferred Accounts or any Loans sold hereunder, but the Seller shall be entitled to conduct mass mailings, statement stuffers and mailings generally to persons holding accounts with the Seller outside the Branches or having other relations with the Seller's other offices without limiting such materials to any former Branch customers, and newspaper, radio, television, billboards and other advertisements of a general nature; *provided, however,* that notwithstanding the foregoing, Seller shall be allowed to own and operate one commercial bank branch in the City of Guntersville, Alabama at any time after May 31, 2003 as long as such branch is located within the city limits of Guntersville as in existence on May 31, 2002. This subsection

shall not apply to those Assumed Liabilities and Loans not transferred to the Purchaser at Closing and the restrictions on the Seller contained in this section are intended to apply only to the deposits and loan business that the Seller's customers would normally be expected to conduct at the Branches.

3. Miscellaneous.

(a) This Amendment No. 2 shall be governed by, and construed and enforced in accordance with, the laws of the State of Alabama, without regard to conflict of law principles.

(b) Except as expressly amended herein, the terms and conditions of the Agreement shall remain in full force and effect.

(c) This Amendment No. 2 may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon all parties, their successors and assigns.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to the Acquisition Agreement to be duly executed by their respective duly authorized officers and their corporate seals to be affixed hereto as of the date above set forth.

PEOPLES BANK OF NORTH ALABAMA

By: ______________________
Name: J. Robin Cummings
Title: PRES & CEO

ATTEST:

Lori Allen
Its VP

[CORPORATE SEAL]

COMMUNITY BANK

By: ______________________
Name: Kennon R Patterson SR
Title: CEO & Chairman

ATTEST:

Elaine B Corwin
Its Admin. V.P

[CORPORATE SEAL]

ATL01/11240091v1

Exhibit 6(b)

Long-Term Incentive Plan.

AMENDED AND RESTATED
ALTRUST FINANCIAL SERVICES, INC.
LONG-TERM INCENTIVE PLAN

ARTICLE I
PURPOSE

1.1 GENERAL. The purpose of the Altrust Financial Services, Inc. Long-Term Incentive Plan (the "Plan") is to promote the success, and enhance the value, of Altrust Financial Services, Inc. (the "Company"), by linking the personal interests of its and its Subsidiaries' key employees to those of Company stockholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company and its Subsidiaries in their ability to motivate, attract, and retain the services of employees upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected officers and key employees.

ARTICLE 2
EFFECTIVE DATE

2.1 EFFECTIVE DATE. The Plan shall be effective as of the date of approval thereof by the stockholders of the Company on or before December 31, 1995 (the "Effective Date"). The Plan will be deemed to be approved by the stockholders if it receives the affirmative vote of the holders of a majority of the shares of stock of the Company present, or represented, and entitled to vote at a meeting duly held (or by the written consent of the holders of a majority of the shares of stock of the Company entitled to vote) in accordance with the applicable law and the Company's Bylaws. Any Awards granted under the Plan prior to stockholder approval are effective when made (unless the Committee specifies otherwise at the time of grant), but no Award may be exercised before stockholder approval. If the stockholders fail to approve the Plan, any Award previously made shall be automatically canceled without any further act.

ARTICLE 3
DEFINITIONS

3.1 DEFINITIONS. When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Section or in Sections 1.1 or 2.1 unless a clearly different meaning is required by the context. The following words and phrases shall have the following meanings:

(a) "Award" means any Option or Stock Appreciation Right granted to a Participant under the Plan.

(b) "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

(c) "Board" means the Board of Directors of the Company.

(d) "Change of Control" means and includes each of the following:

(1) A change of control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of the 1934 Act regardless of whether the Company is subject to such reporting requirement;

(2) A change of control of the Company through a transaction or series of transactions, such that any person (as that term is used in Section 13 and 14(d)(2) of the 1934 Act), excluding affiliates of the Company as of the Effective Date, is or becomes the beneficial owner (as that term is used in Section 13(d) of the 1934 Act) directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities;

(3) Any consolidation, merger or share exchange involving the Company in which the Company is not the continuing or surviving corporation or pursuant to which Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Shares immediately before the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger;

(4) The stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(5) Substantially all of the assets of the Company are sold or otherwise transferred to parties that are not within a "controlled group of corporations" (as defined in Section 1563 of the Code) in which the Company is a member.

The foregoing events shall not be deemed to be a Change in Control if the transaction or transactions causing such change shall have been approved by the affirmative vote of at least a majority of the members of the Board in office as of the Effective Date ("Incumbents"), those serving on the Board pursuant to nomination or appointment thereto by a majority of Incumbents ("Successors"), and those serving on the Board pursuant to nomination or appointment thereto by a majority of a Board composed of Incumbents and/or Successors.

(e) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(r) "Committee" means the committee of the Board described in Article 4.

(g) "Company" means Altrust Financial Services, Inc., an Alabama corporation.

(h) "Disability" shall mean any illness or other physical or mental condition of a Participant that renders the Participant incapable of performing his customary and usual duties for the Company, or any medically determinable illness or other physical or mental condition resulting from a bodily injury, disease or mental disorder which, in the judgment of the Committee, is permanent and continuous in nature. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition.

(i) "Effective Date" has the meaning assigned such term in Section 2.1.

(j) "Fair Market Value" means with respect to Stock or any other property, the fair market value of such Stock or other property determined by such methods or procedures as may be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of Stock as of any date will be the ESOP valuation of the Stock as of the end of the last fiscal year prior to such date.

(k) "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(l) "Non-Qualified Stock Option" means an Option that is not an Incentive Stock Option.

(m) "Option" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

(n) "Participant" means a person who, as an officer or key employee of the Company or any Subsidiary, has been granted an Award under the Plan.

(o) "Plan" means the Altrust Financial Services, Inc. Long-Term Incentive Plan, as amended from time to time.

(p) "Retirement" means a Participant's termination of employment with the Company or its Subsidiaries after attaining any normal or early retirement age specified in any pension, profit sharing or other retirement program sponsored by the Company.

(q) "Stock" means the common stock of the Company and such other securities of the Company as may be substituted for Stock pursuant to Article 10.

(r) "Stock Appreciation Right" or "SAR" means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a share of Stock as of the date of exercise of the SAR over the grant price of the SAR, all as determined pursuant to Article 8.

(s) "Subsidiary" means any corporation of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

(t) "1933 Act" means the Securities Act of 1933, as amended from time to time.

(u) "1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 4
ADMINISTRATION

4.1 COMMITTEE. The Plan shall be administered by the Compensation Committee of the Board, consisting of two or more members of the Board.

4.2 ACTION BY THE COMMITTEE. For purposes of administering the Plan, the following rules of procedure shall govern the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present and acts approved in writing by a majority of the Committee in lieu of a meeting shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

4.3 AUTHORITY OF COMMITTEE. The Committee has the exclusive power, authority and discretion to:

(a) Designate Participants;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted under the Plan, including but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and under what circumstances the exercise price of an Award may be paid in cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan; and

(i) Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan.

4.4. DECISIONS BINDING. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1. NUMBER OF SHARES. Subject to adjustment as provided in Section 10.1, the aggregate number of shares of Stock reserved and available for Awards or which may be used to provide a basis of measurement for or to determine the value of an Award (such as with a Stock Appreciation Right) shall be 45,000.

5.2. LAPSED AWARDS. To the extent that an Award is canceled, terminates, expires or lapses for any reason, any shares of Stock subject to the Award will again be available for the grant of an Award under the Plan and shares subject to SARs or other Awards settled in cash will be available for the grant of an Award under the Plan, in each case to the full extent available pursuant to the rules and interpretations of the Securities and Exchange Commission under Section 16 of the 1934 Act, as amended. In the event that prior to the Award's cancellation, termination, expiration, or lapse, the holder of the Award at any time received one or more "benefits of ownership" pursuant to such Award (as defined by the Securities and Exchange Commission, pursuant to any rule or interpretation promulgated under Section 16 of the 1934 Act), the Shares subject to such Award shall not be available for regrant under the Plan.

5.3. STOCK DISTRIBUTED. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4. ANNUAL LIMITATION ON NUMBER OF SHARES SUBJECT TO AWARDS. Notwithstanding any provision in the Plan to the contrary, the maximum aggregate number of shares of Stock with respect to Awards that may be granted under the Plan during any fiscal year of the Company is 4,500.

5.5. ANNUAL AWARDS TO CHIEF EXECUTIVE OFFICER. In addition to any Stock Options that otherwise may be granted hereunder at the discretion of the Committee, it is the express intent of the Committee for so long as the Altrust Financial Services, Inc. 1995 Stock Option Plan for Outside Directors shall be in effect, to grant to the Chief Executive Officer of the Company on each November 1 during the term of this Plan, if he is then serving as a director of the Company and if he so elects in writing to receive the same in lieu of director fees for the then current term year, Stock Options to purchase 1,500 shares of Common Stock, subject to adjustment pursuant to Section 10.1.

ARTICLE 6
ELIGIBILITY

6.1. GENERAL. Awards may be granted only to individuals who are officers or other key employees (including employees who also are directors or officers) of the Company or a Subsidiary, as determined by the Committee.

ARTICLE 7
STOCK OPTIONS

7.1. GENERAL. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) EXERCISE PRICE. The exercise price per share of Stock under an Option shall be determined by the Committee, provided that the exercise price for any Option shall not be less than 50% of the Fair Market Value as of the date of grant.

(b) TIME AND CONDITIONS OF EXERCISE. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, provided that no Option may be exercisable prior to six (6) months and one day following the date of the grant of such Option. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) PAYMENT. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, shares of Stock, or other property (including "cashless exercise" arrangements), and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Without limiting the power and discretion conferred on the Committee pursuant to the preceding sentence, the Committee may, in the exercise of its discretion, but need not, allow a Participant to pay the Option price by directing the Company to withhold from the shares of Stock that would otherwise be issued upon exercise of the Option that number of shares having a Fair Market Value on the exercise date equal to the Option price, all as determined pursuant to rules and procedures established by the Committee.

(d) EVIDENCE OF GRANT. All Options shall be evidenced by a written Award Agreement between the Company and the Participant. The Award Agreement shall include such provisions as may be specified by the Committee.

7.2. INCENTIVE STOCK OPTIONS. The terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules:

(a) EXERCISE PRICE. The exercise price per share of Stock shall be set by the Committee, provided that the exercise price for any Incentive Stock Option shall not be less than the Fair Market Value as of the date of the grant.

(b) EXERCISE. In no event may any Incentive Stock Option be exercisable for more than ten years from the date of its grant.

(c) LAPSE OF OPTION. An Incentive Stock Option shall lapse under the following circumstances:

(1) The Incentive Stock Option shall lapse ten years after it is granted, unless an earlier time is set in the Award Agreement.

(2) The Incentive Stock Option shall lapse three months after the Participant's termination of employment, if the termination of employment was (i) attributable to Disability or Retirement or (ii) for any other reason, provided that the Committee has approved, in writing, the continuation of any Incentive Stock Option outstanding on the date of the Participant's termination of employment.

(3) If the Participant separates from employment other than as provided in paragraph (2), the Incentive Stock Option shall lapse at the time of the Participant's termination of employment.

(4) If the Participant dies before the Option lapses pursuant to paragraph (1), (2) or (3), above, the Incentive Stock Option shall lapse, unless it is previously exercised, on the earlier of (i) the date on which the Option would have lapsed had the Participant lived and had his employment status (i.e., whether the Participant was employed by the Company on the date of his death or had previously terminated employment) remained unchanged; or (ii) one year after the date of the Participant's death. Upon the Participant's death, any exercisable Incentive Stock Options may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so under the Participant's last will and testament, or, if the Participant shall fail to make testamentary disposition of such Incentive Stock Option or shall die intestate, by the person or persons entitled to receive such Incentive Stock Option under the applicable laws of descent and distribution.

(d) INDIVIDUAL DOLLAR LIMITATION. The aggregate Fair Market Value (determined as of the time an Award is made) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00.

(e) TEN PERCENT OWNERS. No Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary unless the exercise price per share of such Option is at least 110% of the Fair Market Value per share of Stock at the date of grant and the Option expires no later than five years after the date of grant.

(f) EXPIRATION OF INCENTIVE STOCK OPTIONS. No Award of an Incentive Stock Option may be made pursuant to the Plan after the day immediately prior to the tenth anniversary of the Effective Date.

(g) RIGHT TO EXERCISE. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

ARTICLE 8
STOCK APPRECIATION RIGHTS

8.1. GRANT OF SARs. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(a) RIGHT TO PAYMENT. Upon the exercise of a Stock Appreciation Right, the Participant to whom it is granted has the right to receive the excess, if any, of:

(1) The Fair Market Value of one share of Stock on the date of exercise; over

(2) The grant price of the Stock Appreciation Right as determined by the Committee, which shall not be less than the Fair Market Value of one share of Stock on the date of grant in the case of any SAR related to an Incentive Stock Option.

(b) OTHER TERMS. All awards of Stock Appreciation Rights shall be evidenced by an Award Agreement. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any Stock Appreciation Right shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Agreement.

ARTICLE 9
PROVISIONS APPLICABLE TO AWARDS

9.1. STAND-ALONE, TANDEM, AND SUBSTITUTE AWARDS. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award granted under the Plan. If an Award is granted in substitution for another Award, the Committee may require the surrender of such other Award in consideration of the grant of the new Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

9.2. EXCHANGE PROVISIONS. The Committee may at any time offer to exchange or buy out any previously granted Award for a payment in cash, Stock, or another Award (subject to Section 9.1), based on the terms and conditions the Committee determines and communicates to the Participant at the time the offer is made.

9.3. TERM OF AWARD. The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Incentive Stock Option or a Stock Appreciation Right granted in tandem with the Incentive Stock Option exceed a period of ten years from the date of its grant.

9.4. FORM OF PAYMENT FOR AWARDS. Subject to the terms of the Plan and any applicable law or Award Agreement, payments or transfers to be made by the Company or a Subsidiary on the grant or exercise of an Award may be made in such form as the Committee determines at or after the time of grant, including without limitation, cash, Stock, other Awards, or other property, or any combination, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case determined in accordance with rules adopted by, and at the discretion of, the Committee.

9.5. LIMITS ON TRANSFER. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. No Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order as defined in Section 414(p)(1)(B) of the Code, if the order satisfies Section 414(p)(1)(A) of the Code.

9.6 BENEFICIARIES. Notwithstanding Section 9.5, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married, a designation of a person other than the Participant's spouse as his beneficiary with respect to more than 50 percent of the Participant's interest in the Award shall not be effective without the written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto under the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.7. STOCK CERTIFICATES. All Stock certificates delivered under the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock.

9.8 ACCELERATION UPON DEATH OR DISABILITY. Notwithstanding any other provision in the Plan or any Participant's Award Agreement to the contrary, upon the Participant's death or Disability, all outstanding Awards shall become fully exercisable and all restrictions on outstanding Awards shall lapse. Any Awards shall then lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(d), the excess Options shall be deemed to be Non-Qualified Stock Options.

9.9. ACCELERATION UPON A CHANGE OF CONTROL. If a Change of Control occurs, all outstanding Awards shall become fully exercisable. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(d), the excess Options shall be deemed to be Non-Qualified Stock Options.

9.10. ACCELERATION UPON CERTAIN EVENTS NOT CONSTITUTING A CHANGE OF CONTROL. In the event of (i) the commencement of a public tender offer for all or any portion of the Stock, (ii) a proposal to merge, consolidate or otherwise combine with another corporation is submitted to the stockholders of the Company for approval, or (iii) the Board approves any transaction or event that would constitute a Change of Control but for the Board's approval thereof as described in the last paragraph of Section 3.1(d), the Committee may in its sole discretion declare all outstanding Awards to become fully exercisable as of such date as the Committee may, in its sole discretion, declare, which may be on or before the consummation of such tender offer or other transaction or event. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(d), the excess Options shall be deemed to be Non-Qualified Stock Options.

ARTICLE 10
CHANGES IN CAPITAL STRUCTURE

10.1. GENERAL. In the event a stock dividend is declared upon the Stock, the shares of Stock then subject to each Award shall be increased proportionately without any change in the aggregate purchase price therefor. In the event the Stock shall be changed into or exchanged for a different number or class of shares of stock or securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, there shall be substituted for each such share of Stock then subject to each Award the number and class of shares into which each outstanding share of Stock shall be so exchanged, all without any change in the aggregate purchase price for the shares then subject to each Award.

ARTICLE 11
AMENDMENT, MODIFICATION AND TERMINATION

11.1. AMENDMENT, MODIFICATION AND TERMINATION. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan. However, without approval of the stockholders of the Company or other conditions (as may be required by the Code, by the insider trading rules of Section 16 of the 1934 Act, by any national securities exchange or automated quotation system on which the Stock is listed or reported, or by a regulatory body having jurisdiction), no such termination, amendment, or modification may:

(a) Increase the total number of shares of Stock that may be issued under the Plan, except as provided in Section 10.1;

(b) Modify the eligibility requirements for participation in the Plan; or

(c) Materially increase the benefits accruing to Participants under the Plan.

11.2 AWARDS PREVIOUSLY GRANTED. No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant.

ARTICLE 12
GENERAL PROVISIONS

12.1. NO RIGHTS TO AWARDS. No Participant or employee shall have any claim to be granted any Award under the Plan, and neither the Company nor the Committee is obligated to treat Participants and employees uniformly.

12.2. NO STOCKHOLDER RIGHTS. No Award gives the Participant any of the rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

12.3. WITHHOLDING. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of the Plan. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require that any such withholding requirement be satisfied, in whole or in part, by withholding shares of Stock having a Fair Market Value on the date of withholding equal to the amount to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes.

12.4. NO RIGHT TO EMPLOYMENT. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or any Subsidiary.

12.5. UNFUNDED STATUS OF AWARDS. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.6. INDEMNIFICATION. To the extent allowable under applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by him in satisfaction of judgment in such action, suit, or proceeding against him provided he gives the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.7. RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Subsidiary.

12.8. EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

12.9. TITLES AND HEADINGS. The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12.10. GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.11. FRACTIONAL SHARES. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up.

12.12. SECURITIES LAW COMPLIANCE. With respect to any person who is, on the relevant date, obligated to file reports under Section 16 of the 1934 Act, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be void to the extent permitted by law and voidable as deemed advisable by the Committee.

12.13. GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register under the 1933 Act, any of the shares of Stock paid under the Plan. If the shares paid under the Plan may in certain circumstances be exempt from registration under the 1933 Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

12.14. GOVERNING LAW. To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Alabama.

INCENTIVE STOCK OPTION AGREEMENT
under the
AMENDED AND RESTATED
ALTRUST FINANCIAL SERVICES, INC.
LONG-TERM INCENTIVE PLAN

Optionee:_________________________

Number Shares Subject to Option:________

Option Price per Share:________________

Date of Grant:____________

1. Grant of Option. Altrust Financial Services, Inc. (the "Company") hereby grants to the Optionee named above (the "Optionee"), under the Altrust Financial Services, Inc. Long-Term Incentive Plan (the "Plan"), an Incentive Stock Option to purchase, on the terms and conditions set forth in this agreement (this "Option Agreement"), the number of shares indicated above of the Company's Common Stock of the par value of $____ each (the "Stock"), at the option price per share set forth above, which is the Fair Market Value per share of Stock on the date of grant. Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Plan.

2. Period of Option and Limitations on Right to Exercise. The Incentive Stock Option granted hereby will, to the extent not previously exercised, lapse at 5:00 p.m., Central Time, on the day immediately prior to the tenth anniversary of the date of grant (the "Expiration Date") unless sooner terminated in whole or in part as follows:

(a) The Incentive Stock Option shall lapse three (3) months after the Optionee's termination of employment, if the termination of employment was (i) attributable to Disability or Retirement or (ii) for any other reason, provided that the Committee has approved, in writing, the continuation of the Incentive Stock Option granted hereby, or any portion thereof, outstanding on the date of the Optionee's termination of employment.

(b) If the Optionee separates from employment other than as provided in Subsection 2(a) above, the Incentive Stock Option granted hereby shall lapse at the time of the Optionee's termination of employment.

(c) If the Optionee dies before the Option granted hereby lapses pursuant to any prior paragraph of this Section 2, the Option shall lapse, unless it is previously exercised, on the earlier of (i) the date on which the Option would have lapsed had the Optionee lived and had his or her employment status (i.e., whether the Optionee was employed by the Company on the date of his or her death or had previously terminated employment) remained unchanged; or (ii) one (1) year after the date of the Optionee's death. Upon the Optionee's death, any exercisable portion of the Incentive Stock Option granted hereby may be exercised by the Optionee's legal representative or representatives, by the person or persons entitled to do so under the Optionee's last will and testament, or, if the Optionee shall fail to make testamentary disposition of such Incentive Stock Option or shall die intestate, by the person or persons entitled to receive such Incentive Stock Option under the applicable laws of descent and distribution.

3. Exercise of Option. The terms, times and conditions of exercise of the Incentive Stock Option granted hereby are as follows:

The Option shall not be exercisable until the fifth anniversary of the date of grant, at which time it shall become exercisable in full.

The Option granted hereby shall be exercised by written notice directed to the Secretary of the Company at the principal executive offices of the Company. Such written notice shall be accompanied by full payment in cash, Stock previously acquired by the Optionee, or any combination thereof, for the number of Shares specified in such written notice. The Fair Market Value of the surrendered Stock as of the date of the exercise shall be determined in valuing Stock used in payment for Options. To the extent permitted under Regulation T of the Federal Reserve Board, and subject to applicable securities laws, the Option may be exercised through a broker in a so-called "cashless exercise" whereby the broker sells the option shares and delivers cash sales proceeds to the Company in payment of the exercise price.

Subject to the terms of this Option Agreement, the Incentive Stock Option granted hereby may be exercised at any time and without regard to any other option held by the Optionee to purchase stock of the Company.

In addition, the terms contained in the Plan are incorporated into and made a part of this Option Agreement and this Option Agreement shall be governed by and construed in accordance with the Plan.

4. Nontransferability. The Option granted hereby is not assignable or transferable by the Optionee other than by will or the laws of descent and distribution and is subject to the provisions of Section 8 hereof. The Option may be exercised during the lifetime of the Optionee only by the Optionee.

5. Limitation of Rights. The Option granted hereby does not confer to the Optionee or the Optionee's personal representative any rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection

with the exercise of the Option. Nothing in this Option Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate the Optionee's employment at any time, nor confer upon the Optionee any right to continue in the employ of the Company or any Subsidiary.

6. Stock Reserve. The Company shall at all times during the term of this Option Agreement reserve and keep available such number of shares of Stock as will be sufficient to satisfy the requirements of this Option Agreement.

7. Optionee's Covenant. The Optionee hereby agrees to use his or her best efforts to provide services to the Company in a workmanlike manner and to promote the Company's interests.

8. Restrictions on Transfer and Pledge. No right or interest of the Optionee in the Option granted hereby may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of the Optionee to any other party other than the Company or a Subsidiary.

9. Restrictions on Issuance of Shares. If at any time the Board shall determine in its discretion, that listing, registration or qualification of the shares of Stock covered by the Option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to the exercise of the Option, the Option may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

10. Plan Controls. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Option Agreement, the provisions of the Plan shall be controlling and determinative.

11. Successors. This Option Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Option Agreement and the Plan.

12. Interpretation. It is the intent of the parties hereto that the Option qualify for incentive stock option treatment pursuant to, and to the extent permitted by, Section 422 of the Code. All provisions hereof are intended to have, and shall be construed to have, such meanings as are set forth in applicable provisions of the Code and Treasury Regulations to allow the Option to so qualify.

(signatures on following page)

IN WITNESS WHEREOF, Altrust Financial Services, Inc., acting by and through its duly authorized officers, has caused this Option Agreement to be executed, and the Optionee has executed this Option Agreement, all as of the day and year first above written.

ALTRUST FINANCIAL SERVICES, INC.

By: ____________________

Title: ____________________

____

OPTIONEE

Exhibit 6(c)

1995 Stock Option Plan for Outside Directors.

AMENDED AND RESTATED
ALTRUST FINANCIAL SERVICES, INC.
1995 STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

1. PURPOSE. The purpose of the Altrust Financial Services, Inc. 1995 Stock Option Plan for Outside Directors (the "Plan") is to advance the interests of Altrust Financial Services, Inc. (the "Company") by encouraging ownership of the Company's common stock (the "Common Stock") by non-employee directors of the Company, thereby giving such directors an increased incentive to devote their efforts to the success of the Company.

2. ADMINISTRATION. Grants of options under this Plan are automatic. This Plan is intended to be a "formula plan" as recognized by Rule 16b-3(c)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall be interpreted accordingly. The Company's Board of Directors or a committee appointed by the Board of Directors composed of at least two members of the Board of Directors (which may be the Compensation Committee of the Board of Directors) shall have complete and conclusive authority to interpret the Plan and to make all other determinations necessary or advisable for the administration of the Plan.

3. ELIGIBILITY. Except as provided otherwise in this Paragraph 3, options under the Plan shall be granted in accordance with Paragraph 5 to each member of the Company's Board of Directors who is not a current or former employee of the Company or a member of the immediate family of a current or former employee of the Company (an "Outside Director"); provided that shares of Common Stock remain available for grant hereunder in accordance with Paragraph 4. An Outside Director to whom an option is granted under the Plan shall be referred to hereinafter as a "Grantee."

4. SHARES SUBJECT TO PLAN. The shares subject to the Plan shall be authorized but unissued or reacquired shares of the Company's Common Stock. Subject to adjustment in accordance with the provisions of Paragraph 6 of the Plan, the maximum number of shares of Common Stock for which options may be granted under the Plan shall be 40,000 and the initial adoption of the Plan by the Board of Directors of the Company shall constitute a reservation of 40,000 authorized but unissued, or reacquired, shares of Common Stock for issuance only upon the exercise of options granted under the Plan. In the event that any outstanding option granted under the Plan for any reason expires or is terminated prior to the end of the period during which options may be granted under the Plan, the shares of Common Stock allocable to the unexercised portion of such option may again be subject in whole or in part to any option granted under the Plan.

5. TERMS AND CONDITIONS OF OPTIONS. Options granted pursuant to the Plan shall be evidenced by Stock Option Agreements in such form as shall comply with and be subject to the following terms and conditions:

(a) Grant. On November 1, 1995, each Outside Director shall, if he so elects in writing, be granted, in lieu of director fees for the 1995 term year, an option to purchase 1,500 shares of the Company's Common Stock, subject to adjustment as provided in Section 6. On each subsequent November 1 during the term of this Plan, each Outside Director who is serving in such capacity as of such date shall, if he so elects in writing, be granted, in lieu of director fees for the then current term year, an option to purchase 1,500 shares of Common Stock, subject to adjustment pursuant to Section 6. Each such day that options are to be granted under the Plan is referred to hereinafter as a "Grant Date."

If on any Grant Date, shares of Common Stock are not available under this Plan to grant to Outside Directors the full amount of a grant contemplated by the immediately preceding paragraph, then each Outside Director shall receive an option (a "Reduced Grant") to purchase shares of Common Stock in an amount equal to the number of shares of Common Stock then available under the Plan divided by the number of Outside Directors as of the applicable Grant Date. Fractional shares shall be ignored and not granted.

If a Reduced Grant has been made and, thereafter, during the term of this Plan, additional shares of Common Stock become available for grant (e.g., because of the forfeiture or lapse of an option), then each person who was an Outside Director both on the Grant Date on which the Reduced Grant was made and on the date additional shares of Common Stock become available (a "Continuing Outside Director") shall receive an additional option to purchase shares of Common Stock. The number of newly available shares shall be divided equally among the options granted to the Continuing Outside Directors; provided, however, that the aggregate number of shares of Common Stock subject to a Continuing Outside Director's additional option plus any prior Reduced Grant to the Continuing Outside Director on the applicable Grant Date shall not exceed 1,000 shares of Common Stock (subject to adjustment pursuant to paragraph 6). If more than one Reduced Grant has been made, available options shall be granted beginning with the earliest such Grant Date.

(b) Option Price. The option price for each option granted under the Plan shall be the Fair Market Value (as defined below) of the shares of Common Stock subject to the option on the date of grant of the option. For purposes of the Plan, the "Fair Market Value" of the shares of Common Stock shall mean the fair market value of such Common Stock determined by such methods or procedures as may be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of the Common Stock as of any date will be the ESOP valuation of the Common Stock as of the end of the last fiscal year prior to such date.

(c) Medium and Time of Payment. The option price shall be payable in full upon the exercise of an option in cash or by check. To the extent permitted under Regulation T of the Federal Reserve Board, and subject to applicable securities laws, options may be exercised through a broker in a so-called "cashless exercise" whereby the broker sells the option shares and delivers cash sales proceeds to the Company in payment of the exercise price. In no event may shares of Common Stock be used as payment of the exercise price of the option.

(d) Term. Each option granted under the Plan shall, to the extent not previously exercised, terminate and expire on the date ten (10) years after the date of grant of the option, unless earlier terminated as provided hereinafter in Section 5(g).

(e) Exercisability. Each option granted under the Plan shall, unless earlier terminated as provided hereinafter in Section 5(g), become exercisable on the fifth anniversary of the date of grant.

(f) Method of Exercise. All options granted under the Plan shall be exercised by an irrevocable written notice directed to the Secretary of the Company at the Company's principal place of business. Except in the case of a "cashless exercise" through a broker, such written notice shall be accompanied by payment in full of the option price for the shares for which such option is being exercised. In the case of a "cashless exercise," payment in full of the option price for the shares for which such option is being exercised shall be paid in cash by the broker from the sale proceeds. The Company shall make delivery of certificates representing the shares for which an option has been exercised within a reasonable period of time; provided, however, that if any law, regulation or agreement requires the Company to take any action with respect to the shares for which an option has been exercised before the issuance thereof, then the date of delivery of such shares shall be extended for the period necessary to take such action. Certificates representing shares for which options are exercised under the Plan may bear such restrictive legends as may be necessary or desirable in order to comply with applicable federal and state securities laws. Nothing contained in the Plan shall be construed to require the Company to register any shares of Common Stock underlying options granted under this Plan.

(g) Effect of Termination of Directorship or Death.

(i) Termination of Directorship. Upon termination of any Grantee's membership on the Board of Directors of the Company for any reason other than for cause or death, the options held by the Grantee under the Plan shall terminate ninety (90) days following the date of termination of the Grantee's membership on the Board or, if earlier, on the date of expiration of the options as provided by Paragraph 5(d) of the Plan. If the Grantee exercises the options after termination of the Grantee's service on the Board of Directors, the Grantee may exercise the options only with respect to the shares that were otherwise exercisable on the date of termination of the Grantees' service on the Board. Such exercise otherwise shall be subject to the terms and conditions of the Plan. If the Grantee's membership on the Board of Directors is terminated for cause, all options granted to such Grantee shall expire upon such termination.

(ii) Death. In the event of the death of a Grantee, the Grantee's personal representatives, heirs or legatees (the "Grantee's Successors") may exercise the options held by the Grantee on the date of death, upon proof satisfactory to the Company of their authority. The Grantee's Successors must exercise any such options within one (1) year after the Grantee's death and in any event prior to the date on which the options expire as provided by Paragraph 5(d) of the Plan. Such exercise otherwise shall be subject to the terms and conditions of the Plan.

(h) Nonassignability of Option Rights. No option shall be assignable or transferable by the Grantee except by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in Title I of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. During the lifetime of the Grantee, the option shall be exercisable only by the Grantee.

(i) Rights as Stockholder. Neither the Grantee nor the Grantee's Successors shall have rights as a stockholder of the Company with respect to shares of Common Stock covered by the Grantee's option until the Grantee or the Grantee's Successors become the holder of record of such shares.

(j) No Options after Ten Years. No options shall be granted except within a period of ten (10) years after the Effective Date of the Plan.

6. ADJUSTMENTS.

(a) Certain Recapitalizations. If any change is made in the stock subject to the Plan, or subject to any option granted under the Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the Plan and outstanding options will be automatically and appropriately adjusted, including the maximum number of shares subject to the Plan and the number of shares and price per share of stock subject to outstanding options.

(b) Certain Reorganizations. In the event of: (i) a merger or consolidation in which the Company is not the surviving corporation; (ii) a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash other otherwise; or (iii) any other capital reorganization in which more than fifty percent (50%) of the shares of the Company entitled to vote are exchanged, then any surviving corporation shall assume any options outstanding under the Plan or shall substitute similar options for those outstanding under the Plan. If there is no surviving corporation, all outstanding options shall expire.

7. EFFECTIVE DATE AND TERMINATION OF PLAN.

(a) Effective Date. The Plan shall be effective as of the date of approval thereof by the stockholders of the Company on or before December 31, 1995 (the "Effective Date"). The Plan will be deemed to be approved by the stockholders if it receives the affirmative vote of the holders of a majority of the shares of stock of the Company present, or represented, and entitled to vote at a meeting duly held (or by the written consent of the holders of a majority of the shares of stock of the Company entitled to vote) in accordance with the applicable law and the Company's Bylaws. Any options granted under the Plan prior to stockholder approval are effective when made (unless the Committee specifies otherwise at the time of grant), but no option may be exercised before stockholder approval. If the stockholders fail to approve the Plan, any option previously made shall be automatically canceled without any further act.

(b) Termination. The Plan shall terminate ten (10) years after the Effective Date, but the Board of Directors may terminate the Plan at any time prior to such date. Termination of the Plan shall not alter or impair any of the rights or obligations under any option theretofore granted under the Plan unless the Grantee shall so consent.

8. NO OBLIGATION TO EXERCISE OPTION. The granting of an option shall impose no obligation upon the Grantee to exercise such option.

9. AMENDMENT. The Board of Directors of the Company by majority vote may amend the Plan; provided, however, that without the approval of the stockholders of the Company, no such amendment shall change:

(a) The maximum number of shares of Common Stock as to which options may be granted under the Plan (except by operation of the adjustment provisions of the Plan); or

(b) The date on which the Plan will terminate as provided by Paragraph 7(b) of the Plan; or

(c) The number of shares of Common Stock subject to each option; or

(d) The option price as provided under Paragraph 5(b) of the Plan; or

(e) The provisions of Paragraph 3 of the Plan relating to the determination of persons to whom options may be granted; or

(f) The provisions of the Plan in such a manner so as to increase materially (within the meaning of Rule 16b-3 under the Exchange Act) the benefits accruing under the Plan.

The provisions of the Plan determining (i) the persons eligible to receive grants of options, (ii) the timing of option grants, (iii) the number of shares subject to options, (iv) the exercise price of options, (v) the periods during which options are exercisable, and (vi) the dates on which options terminate, may not be amended more than once every six (6) months other than to comport with changes in the Internal Revenue Code of 1986, as amended, the Employee Retirement Income Security Act of 1974, as amended, or the rules and regulations thereunder.

It is expressly contemplated that the Board may amend the Plan in any respect that the Board deems necessary to cause the Plan to meet the requirements of Rule 16b-3 (or any successor rule) under the Exchange Act and otherwise to comport with the provisions of such Act and the applicable regulations thereunder.

Any amendment to the Plan shall not, without the written consent of the Grantee, affect such Grantee's rights under any option theretofore granted to such Grantee.

NONQUALIFIED STOCK OPTION AGREEMENT
under the
AMENDED AND RESTATED
ALTRUST FINANCIAL SERVICES, INC.
1995 STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

Grantee:______________________________

Number Shares Subject to Option:________

Option Price per Share:_________________

Date of Grant:_____________

1. Grant of Option. Altrust Financial Services, Inc. (the "Company") hereby grants to the Grantee named above (the "Grantee"), under the Altrust Financial Services, Inc. 1995 Stock Option Plan for Outside Directors (the "Plan"), a Nonqualified Stock Option to purchase, on the terms and conditions set forth in this agreement (this "Option Agreement"), the number of shares indicated above of the Company's Common Stock of the par value of $____ each (the "Stock"), at the option price per share set forth above, which is the Fair Market Value per share of Stock on the date of grant. Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Plan.

2. Period of Option and Limitations on Right to Exercise. The Nonqualified Stock Option granted hereby will, to the extent not previously exercised, lapse at 5:00 p.m., Central Time, on the day immediately prior to the tenth anniversary of the date of grant (the "Expiration Date") unless sooner terminated in whole or in part as follows:

(a) Termination of Directorship. Upon termination of the Grantee's membership on the Board of Directors of the Company for any reason other than for cause or death, the Option granted hereby shall terminate ninety (90) days following the date of termination of the Grantee's membership on the Board or, if earlier, on the Expiration Date. If the Grantee exercises the Option after termination of the Grantee's service on the Board of Directors, the Grantee may exercise the Option only with respect to the shares that were otherwise exercisable on the date of termination of the Grantees' service on the Board. If the Grantee's membership on the Board of Directors is terminated for cause, the Option granted hereby shall expire upon such termination.

(b) Death. In the event of the death of the Grantee, the Grantee's personal representatives, heirs or legatees (the "Grantee's Successors") may exercise the Option granted hereby on the date of death, upon proof satisfactory to the Company of their authority. The Grantee's Successors must exercise such Option within one (1) year after the Grantee's death and in any event prior to the Expiration Date.

3. Exercise of Option. The terms, times and conditions of exercise of the Nonqualified Stock Option granted hereby are as follows:

The Option shall not be exercisable until the fifth anniversary of the date of grant, at which time it shall become exercisable in full.

The Option granted hereby shall be exercised by written notice directed to the Secretary of the Company at the principal executive offices of the Company. Such written notice shall be accompanied by full payment in cash or by check for the number of Shares specified in such written notice. To the extent permitted under Regulation T of the Federal Reserve Board, and subject to applicable securities laws, the Option may be exercised through a broker in a so-called "cashless exercise" whereby the broker sells the option shares and delivers cash sales proceeds to the Company in payment of the exercise price.

Subject to the terms of this Option Agreement, the Nonqualified Stock Option granted hereby may be exercised at any time and without regard to any other option held by the Grantee to purchase stock of the Company.

In addition, the terms contained in the Plan are incorporated into and made a part of this Option Agreement and this Option Agreement shall be governed by and construed in accordance with the Plan.

4. Nontransferability. The Option granted hereby is not assignable or transferable by the Grantee other than by will or the laws of descent and distribution and is subject to the provisions of Section 8 hereof. The Option may be exercised during the lifetime of the Grantee only by the Grantee.

5. Limitation of Rights. The Option granted hereby does not confer to the Grantee or the Grantee's personal representative any rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with the exercise of the Option. Nothing in this Option Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate the Grantee's directorship at any time, nor confer upon the Grantee any right to continue in as a director of the Company or any Subsidiary.

6. Stock Reserve. The Company shall at all times during the term of this Option Agreement reserve and keep available such number of shares of Stock as will be sufficient to satisfy the requirements of this Option Agreement.

7. Grantee's Covenant. The Grantee hereby agrees to use his or her best efforts to serve as a director of the Company in a diligent and loyal manner and to promote the Company's interests.

8. Restrictions on Transfer and Pledge. No right or interest of the Grantee in the Option granted hereby may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of the Grantee to any other party other than the Company or a Subsidiary.

9. Restrictions on Issuance of Shares. If at any time the Board shall determine in its discretion, that listing, registration or qualification of the shares of Stock covered by the Option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to the exercise of the Option, the Option may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

10. Plan Controls. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Option Agreement, the provisions of the Plan shall be controlling and determinative.

11. Successors. This Option Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Option Agreement and the Plan.

IN WITNESS WHEREOF, Altrust Financial Services, Inc., acting by and through its duly authorized officers, has caused this Option Agreement to be executed, and the Grantee has executed this Option Agreement, all as of the day and year first above written.

ALTRUST FINANCIAL SERVICES, INC.

By: ____________________

Title: ____________________

____

GRANTEE

Exhibit 11

Opinion of Alston & Bird LLP.

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-4777
www.alston.com

September 27, 2002

Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222

Re: Altrust Financial Services, Inc. – Regulation A Offering of up to $5,000,000 of Shares of $.01 Par Value Common Stock

Ladies and Gentlemen:

We have acted as special counsel to Altrust Financial Services, Inc., an Alabama corporation (the "Company"), in connection with the Offering Statement on Form 1-A (the "Offering Statement") filed with the Securities and Exchange Commission (the "Commission") for the offer and sale of up to $5,000,000 of shares of the common stock, par value $.01 per share, of the Company (the "Shares") under Regulation A of the Securities Act of 1933, as amended (the "Securities Act").

In rendering this opinion, we have examined and relied upon such corporate records, documents and other instruments that in our judgment are necessary or appropriate in order to express the opinions hereinafter set forth. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, the authenticity of the originals of such documents, and the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed. As to certain factual matters relevant to this opinion letter, we have relied upon certificates and statements of officers of the Company and certificates of public officials. Except to the extent expressly set forth herein, we have made no independent investigations with regard to such records, documents and other instruments, and, accordingly, we do not express any opinion as to matters that have been disclosed by independent verification.

Based on the foregoing, we are of the opinion that the Shares are duly authorized and, when issued and delivered to purchasers against payment in full as described under the "Information About This Offering" section of the offering circular included as part of the

Offering Statement, will be validly issued, fully paid, and non-assessable under the Alabama Business Corporation Act as in effect on this date.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to all references to our firm included in or made a part of the Offering Statement. In giving such consent, we do not consider that we are "experts," within the meaning of the term as used in the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Offering Statement, including this opinion as an exhibit or otherwise.

This opinion is limited to those matters expressly stated herein, and no opinions may be inferred or implied beyond those expressly stated herein. This opinion is rendered as of the date hereof, and we make no undertaking and expressly disclaim any duty to supplement or update such opinion if, after the date hereof, facts and circumstances come to our attention or changes in the law occur which could affect such opinion.

Sincerely,

Ralph F. MacDonald, III

RFM:sac

Exhibit 15(a)

Power of Attorney.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Robin Cummings, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this offering statement and to sign any offering statement (and any post-effective amendments thereto) effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposed as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact, agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this offering statement has been signed below by the following persons in the capacities indicated as of September 27 2002.

Signature	Title
/s/	President, Chief Executive Officer, and Chairman of the Board of Directors
/s/	Chief Financial Officer
/s/	Chief Operations Officer
/s/	Director and Vice Chairman of the Board
/s/	Director
/s/	Director
/s/	Director
/s/	Director
/s/	Director

*By: /s/
Attorney-in-fact

ATL01/11273402v1